SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 9, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Update of information regarding the issuer.

UPDATE OF INFORMATION REGARDING THE ISSUER SINCE THE DOCUMENT DE RÉFÉRENCE FILED ON MARCH 2, 2005

NB: This document corresponds to the chapters contained in the France Telecom document de référence filed with the Autorité des marchés financiers on March 2, 2005 under the number D.05-0164.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements about France Telecom (within the meaning of Section 27A of the U.S. Securities Act of 1933 or Section 21E of the U.S. Securities Exchange Act of 1934), including, without limitation, certain statements made in the sections entitled “Chapter 3—General Information about the Company and its Share Capital” generally, and in particular Paragraph 2. “Financing authorizations given at the France Telecom shareholders’ meeting”” and Paragraph 4. “Dividends”, “Chapter 5—Financial Situation and Results” generally, and “Chapter 7—Recent Events and Future Prospects”, generally.

Forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “is expected to”, “will”, “will continue”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things:

•	changes in the competitive and regulatory framework in which France Telecom operates, and in particular the effects of full competition in the European telecommunications industry;

•	fluctuations in telecommunications usage levels, including the number of access lines, traffic and customer growth;

•	competitive forces in liberalized markets, including pricing pressures, technological developments and France Telecom’s ability to retain market share in the face of competition from existing and new market entrants;

•	regulatory developments and changes, including with respect to the levels of tariffs, the terms of interconnection, customer access and international settlement arrangements, and the outcome of legal proceedings related to regulation;

•	the success and market acceptance of operating and financial initiatives (such as the “Ambition FT 2005” Plan (which includes the “TOP” and “TOP Line” programs) and the NExT program) as well as business and strategic initiatives based on the integrated operator business model, the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives, and local conditions and obstacles;

•	the impact of regulatory or competitive developments on capital outlays and France Telecom’s ability to achieve cost savings and realize productivity improvements;

•	The effect and outcome of the roll out of UMTS networks and their performance;

•	the effect and outcome of the roll out of new technologies and services, in particular, broadband-related services;

•	the effects of mergers and consolidations within the telecommunications industry, the risks of completing acquisitions or divestitures and integrating acquired businesses and the costs associated with possible future acquisitions and planned dispositions;

•	the success of France Telecom’s domestic and international investments, joint ventures and strategic relationships;

•	uncertainties related to the award, the extension, or the temporary unavailability of, certain licenses, particularly in the area of wireless communications;

•	the availability, terms and deployment of capital, particularly in view of France Telecom’s debt refinancing needs;

•	changes in exchange rates;

•	changes in general economic and business conditions in the markets served by France Telecom and its affiliates;

•	risks related to information and communication technology systems generally;

•	risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability; and

•	other risks and uncertainties discussed in “Item 3. Key Information—3.3 Risk Factors” of the Form 20-F filed with the Securities and Exchange Commission on December 31, 2004.

The forward-looking statements contained in this document speak only as of the date of this Form 6-K and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CHAPTER 3 – GENERAL INFORMATION ABOUT THE COMPANY AND ITS SHARE CAPITAL

Clarifications in respect of France Telecom’s document de référence filed with the l’Autorité des marchés financiers on March 2, 2005 under the number D.05-0164

Paragraph 3.2.5, page 16

The share capital as at December 31, 2004 should read 2,467,333,426 instead of 2,467,433,426.

Paragraph 3.4.1, page 23

The daily average Trading Volume of the Bonds convertible and/or exchangeable into new or existing shares – September 2004 should read :

	Volume in securities	Volume in Capital
September 2004	55.73 instead of 836	143 960 instead of 2 159 393
October 2004	156.90 instead of 3 295	414 087 instead of 8 695 830
November 2004	62.95 instead of 1 322	168 704 instead of 3 542 787
Décember 2004	85.61 instead of 1 969	236 506 instead of 5 439 627
January 2005	85.24 instead of 1 790	234 154 instead of 4 917 234

Paragraph 3.5, page 23

The total dividends for the 2000 fiscal year should read 1,074,654,829 instead of 1,074,954,829.

1.	Buy-back by France Telecom of its own shares

At the combined ordinary and extraordinary shareholders’ meeting of April 22, 2005, it was decided in the Nineteenth Resolution to terminate with immediate effect, in respect of the unused portion, the authorization previously given by the combined ordinary and extraordinary shareholders’ meeting of April 9, 2004 (and as modified by the subsequent combined ordinary and extraordinary shareholders’ meeting of September 1, 2004) to buy shares in the Company and to authorize a share repurchase program in accordance with article L.225-209 et seq of the French Commercial Code, for a period of eighteen months ending on October 22, 2006. The share repurchase program was limited to 10% of the share capital of the Company at the time of the April 9, 2004 combined ordinary and extraordinary shareholders’ meeting. The combined ordinary and extraordinary shareholders’ meeting delegated the implementation of the share repurchase program to the board of directors, with the possibility of sub-delegation.

The Autorité des marchés financiers allocated visa number 05-220 on April 6, 2005 to the information document distributed at the time of France Telecom’s share repurchase program. This information document conforms with the European Regulation applying the Market Abuse Directive in respect of share repurchase programs, which came into effect on October 13, 2004.

2.	Financing authorizations given at the France Telecom shareholders’ meeting

The combined ordinary and extraordinary shareholders’ meeting of April 22, 2005 delegated its authority, for a 26 month period, to the board of directors to decide on the issue of ordinary shares and securities in the Company, with either the maintenance or elimination of preferential subscription rights of the shareholders, giving access by any means, immediately or in the future, to ordinary issued or unissued shares in the Company or any of its subsidiaries, including public exchange offers made by the Company.

The same meeting also renewed the delegation given to the board of directors by the shareholders’ meeting of September 1, 2004 to issue shares exclusively for those who signed a liquidity contract (CDL) with the Company, or are shareholders or option holders of Orange. The board has also delegated powers to proceed with the issue of free liquidity instruments over options reserved for Orange option holders and holders of liquidity contracts.

The maximum amount of capital increases, which may take place, either immediately or in the long term, as a result of the delegations of authority given under the financial resolutions is fixed at €8 billion.

In accordance with articles L. 225-129-6, L. 225-138 I and II and L. 225-138-1 of the French Commercial Code and with articles L. 443-1 et ff. of the French Labor Code, the combined ordinary and extraordinary shareholders’ meeting delegated its authority to the board of directors to proceed with a capital increase to benefit members of France Telecom’s group savings plan.

The table of financing authorizations is as follows:

Nature of the authorization	Maximum amount of the Capital Increase Authorized	Date Authorized	Validity of Authorization
Delegation of authority to the board of directors to issue shares and securities giving rights to increase the share capital of France Telecom or one of its subsidiaries with maintenance of shareholders’ preferential subscription rights.	€4,000,000,000 (1)	Combined ordinary and extraordinary shareholders’ meeting of April 22, 2005 (2)	26 months, until June 22, 2007

Delegation of authority to the board of directors to issue shares and securities giving rights to increase the share capital of France Telecom or one of its subsidiaries with elimination of shareholders’ preferential subscription rights.	€4,000,000,000 (1)	Combined ordinary and extraordinary shareholders’ meeting of April 22, 2005 (2)	26 months, until June 22, 2007

Authorization to the board of directors to increase capital, with or without elimination of shareholders’ preferential subscription rights, and to increase the number of shares on issue.	15% of the initial issue	Combined ordinary and extraordinary shareholders’ meeting of April 22, 2005	26 months, until June 22, 2007

Delegation of authority to the board of directors to issue shares and securities giving rights to the share capital of France Telecom in the event of a public exchange offer made by France Telecom.	€4,000,000,000 (1)	Combined shareholders’ meeting of April 22, 2005	26 months, until June 22, 2007

Delegation of powers to the board of directors to issue shares and securities giving rights to increase the share capital of France Telecom, in order to fund the cash contributions agreed to by France Telecom and made up of shares or securities giving rights to the share capital of France Telecom.	10% of the share capital as at April 22, 2005	Combined ordinary and extraordinary shareholders’ meeting of April 22, 2005	26 months, until June 22, 2007

Delegation of powers to the board of directors to issue shares as a result of the issue of securities by France Telecom subsidiaries, giving rights to increase the share capital of France Telecom.	€4,000,000,000 (1)	Combined ordinary and extraordinary shareholders’ meeting of April 22, 2005	26 months, until June 22, 2007

Delegation of powers to the board of directors to issue shares reserved for those who have signed a liquidity contract (CDL) with the Company, who are shareholders or option holders of Orange.	€400,000,000	Combined ordinary and extraordinary shareholders’ meeting of April 22, 2005	26 months, until June 22, 2007

Nature of the authorization	Maximum amount of the Capital Increase Authorized	Date Authorized	Validity of Authorization
Delegation of powers to the board of directors to issue free liquidity instruments over the options reserved to the option holders over shares in Orange who are signatories of liquidity contracts.	€400,000,000	Combined ordinary and extraordinary shareholders’ meeting of April 22, 2005 (3)	18 months until October 22, 2006

Delegation of authority to the board of directors in order to increase capital by capitalization of reserves, profits or premiums.	€2,000,000,000	Combined ordinary and extraordinary shareholders’ meeting of April 22, 2005 (2)	26 months until June 22, 2007

Delegation of authority to increase capital to benefit the members of France Telecom group savings plan (PEE).	€1 000,000,000	Combined ordinary and extraordinary shareholders’ meeting of April 22, 2005 (3)	26 months until June 22, 2007

Authorization to increase capital upon exercise of the options over shares in Wanadoo, following the assumption of Wanadoo’s commitments towards holders.	€48,000,000	Shareholders’ meeting of September 1, 2004	Duration of the Wanadoo option plans

Authorization to grant stock purchase of subscription options to members of staff or executive officers (mandataires sociaux).	2% of share capital as at September 1, 2004	Shareholders’ meeting of September 1, 2004	38 months until 1 November 2007

Delegation of powers to the board of directors to issue securities giving the right to debt securities, up to a maximum nominal amount of €10 billion.	N/A	Combined ordinary and extraordinary shareholders’ meeting of April 22, 2005	26 months, until June 22, 2007
(1)	These amounts are not cumulative.
(2)	This authorization ends, to the extent of the unused portion, the delegation granted by the shareholders’ meeting on February 25, 2003.
(3)	This authorization ends, to the extent of the unused portion, the delegation granted by the shareholders’ meeting on September 1, 2004.

3.	Authorization to issue securities

On October 27, 2004 pursuant to the terms of article L. 228-40 of the French New Commercial Code, the board of directors decided to authorize the Chairman and Chief Executive Officer to issue, on one or more occasions, at his sole discretion, in France, abroad and/or on the international market, bonds or similar securities, in particular fixed-term or perpetual subordinated bonds or any other securities that confer, in a single issue, the same right of claim against France Telecom, with or without warrants giving the right to the allotment, acquisition or subscription of other bonds, similar securities or other securities conferring such a claim right against France Telecom. The terms and conditions of this authorization are identical to the authorization granted by the combined ordinary and extraordinary shareholders’ meeting of May 28, 2002, valid for a period of 5 years and capped at €30 billion. However, since this cap had already been used by October 27, 2004, the board of directors chose to cap its authorization at €15 billion. This authorization is valid for one year from the date of the board’s decision.

In light of this decision, during the combined ordinary and extraordinary shareholders’ meeting of April 22, 2005, the shareholders decided to terminate for the unused portion, with immediate effect the authorization of the board of directors to issue debt, similar securities or other securities conferring the same right of claim against the Company as given by the combined ordinary and extraordinary shareholders’ meeting of May 28, 2002, such authorization being valid for a period of 5 years for a fixed total amount of €30 billion.

4.	Dividends

The combined shareholders’ meeting of France Telecom held on April 22, 2005 decided to distribute €0.48 in cash per share to France Telecom shareholders as at the end of fiscal year 2004. On the basis of the number of shares on issue as at the shareholders’ meeting of April 22, 2005, and such shares having a dividend right, the board of directors noted on April 27, 2005 that the total amount available for distribution will be €1,184,292,804. The distribution was made on June 3, 2005.

This distribution, drawn entirely from the profits of the fiscal year, led to an adjustment of the conversion ratio of the TDIRA – Bank Tranche which, as at June 3, 2005, increased from 3,558,959 shares to 3,633,661 shares by TDIRA.

As part of the NExT program, the board of directors indicated, on June 29, 2005, that it would propose at the next shareholders’ meeting, a dividend of €1 per share, to be distributed in 2006. France Telecom also suggested that for 2006-2008, the dividend should increase in line with the two key indicators – the increase in organic free cash flow1 and market practice.

5.	The sale by the French State of shares in France Telecom

On June 7, 2005, the Minister of Economy, Finance and Industry announced the completion of the sale of the securities in France Telecom undertaken by the French State. The transaction amounted to approximately €3.4 billion.

The sale related to 6.2% of the shares in France Telecom, amounting to 152,200,000 shares. As a result of the transaction, the French State holds, directly and indirectly, 34.90% of the shares in France Telecom.

6.	The market for the Company’s securities

The table showing the movements in the price of France Telecom securities is updated as follows:

The table below tracks the monthly changes in share price and trading volume of France Telecom shares on the Eurolist Market of Euronext Paris and the ADSs on the New York Stock Exchange since January 1, 2005.

	Euronext Paris				New York Stock Exchange
	Price		Trading volume (daily average)		Price		Trading volume (daily average)
	High	Low	Securities	Capital	High	Low	Securities	Capital
	(€)			(€)	(€)			(€)
January 2005	24.98	22.92	9,541,494	229,175,044	32.44	29.91	176,900	5,569,520
February 2005	24.99	22.56	10,187,860	243,025,872	31.77	30.09	115,337	3,594,247
March 2005	23.51	22.25	8,146,210	186,668,351	30.95	29.50	135,514	4,099,705
April 2005	23.41	22.17	7,810,158	178,048,291	30.04	28.80	146,310	4,315,999
May 2005	24.05	22.65	8,581,416	200,311,962	29.53	28.27	76,543	2,224,875
June 2005	24.50	22.34	19,145,697	438,844,632	29.14	27.33	152,477	4,246,789
July 2005	25.70	23.16	12,679,274	309,895,797	30.90	28.71	125,755	3,719,078

Source: Euronext Paris and Bloomberg

[1]	See "Glossary".

The table below tracks the quarterly changes in the price of France Telecoms’ shares on the Eurolist Market of Euronext Paris and the ADSs on the New York Stock Exchange during the first two quarters of 2005.

	Euronext Paris Price (€)		New York Stock Exchange Price (US $)
	High	Low	High	Low
First quarter 2005	24.99	22.25	32.44	29.50
Second quarter 2005	24.50	22.17	29.53	27.33

Source: Euronext Paris and Bloomberg

The table below tracks the changes in price and trading volume of the bonds convertible and/or exchangeable for new or existing shares (OCEANEs) in the amount of €1.15 billion, at a rate of 1.60%, and a maturity date of January 1, 2005, listed on the Eurolist Market of Euronext Paris (code ISIN FR0010113357).

	Price		Trading volume (daily average)
	High	Low	Securities	Capital (€)
January 2005	2,870	2,620	85.24	234,154
February 2005	2,870	2,620	211.63	575,782
March 2005	2,825	2,612	388.90	1,042,563
April 2005	2,870	2,353	120.90	325,274
May 2005	2,710	2,600	109.32	292,295
June 2005	2,748	2,590	99.00	266,674
July 2005	2,790	2,613	5.33	14,592

7.	Relations with the French State

Given the changes that have taken place since the drawing up of document de référence lodged by France Telecom with the AMF on March 2, 2005 under no. D.05-0164 (see Annex 1, chapter 3, paragraph 5 and chapter 6, paragraph 2 relating to the decrease in the number of directors appointed as representatives of the French State), commercial relations with the French State are at arm’s-length and the French State is no longer capable of determining alone the outcome of the board of director’s decisions.

CHAPTER 4 – INFORMATION ABOUT THE BUSINESS AND FUTURE PROSPECTS OF THE COMPANY

Clarifications in respect of France Telecom’s document de référence filed with the l’Autorité des marchés financiers on March 2, 2005 under the number D.05-0164

Paragraph 4.2.1, page 26

The shareholding sold in Noos should read 27% instead of 28%.

Paragraph 4.4.1.4.1, page 54

The amount held by Orange in the share capital of Mobistar should read 50.37% instead of 50.38%.

Paragraph 4.4.1.4.5, page 56

The amount held by Orange in the share capital of Orange Romania should read 73.27% instead of 73.26%.

Paragraph 4.4.2, page 61

The amount held by France Telecom in the share capital of Wanadoo on December 31, 2003 should read 71.13%, instead of 70.6%.

Universal services

By an order dated March 3, 2005, France Telecom was designated as an operator responsible for providing the components of universal service, as specified by part 1 of article L35-1 of the Postal and Electronic Communications (Telephonic Services) Code, for a period of 4 years. France Telecom was also designated, for a period of four years, as an operator responsible for providing obligatory services as specified by article L. 35-1 of the Postal and Electronic Communications Code.

By an order dated March 3, 2005, France Telecom was designated as an operator responsible for providing the components of universal service, as specified by part 2 of article L35-1 of the Postal and Electronic Communications (Universal Directories and Universal Information Services) for a period of two years in view of the arrival of new companies on the market.

France Telecom was designated as an operator of universal services by a government order dated March 3, 2005.

CHAPTER 5 – FINANCIAL SITUATION AND RESULTS

Clarifications in respect of France Telecom’s document de référence filed with the l’Autorité des marchés financiers on March 2, 2005 under the number D.05-0164

1.	New Sources of Financing

On June 21, 2005, France Telecom announced the implementation of a syndicated credit line of €8 billion (maturing in 7 years) in order to benefit from improved financial conditions, replacing a syndicated credit line of €10 billion that was put in place in June 2004 but not used.

2.	Estimated first six months 2005 Results and Key Performance Indicators

In order to more effectively reflect its organization and the evolution of its activities in its various markets, since January 1, 2005 France Telecom has four new segments:

•	the Personal segment, grouping all of its activities for mobile services in France, the United Kingdom, Poland and the Rest of World;

•	the Home segment, covering activities for fixed telecommunications services (fixed telephony, internet services, operator services) and revenues from distribution and support functions provided to other France Telecom segments;

•	the Enterprise segment, for business services in France and global services; and

•	the Directories segment, consolidating the activities of its PagesJaunes Group subsidiary.

On July 28, 2005, France Telecom announced its estimated financial results and associated key performance indicators for the first six months of 2005. This information remains unchanged as at the date of this document.

It should be noted that the definitive results for the period from January 1, 2005 to June 30, 2005 which will be reported, may be revised on the basis of events or circumstances uncovered or incurred subsequent to the issuance of this document.

The estimated earnings for the first six months of 2005 were produced in accordance with the usual process of compiling six-monthly consolidated accounts.

These earnings are not the definitive six-monthly consolidated accounts, have not yet been formally approved by the board of directors, and the statutory auditors have not yet completed their review. Consequently, they relate to the definition of estimated earnings in accordance with the Annex to the AMF recommendation of October 2004 relating to regarding “Announcements relating to estimated financial data”.

The June 30, 2005 estimated earnings were produced in accordance with the same principles that were applied for the establishment of the 2004 IFRS restated consolidated financial statements. These principles, and in particular the accounting options and positions retained by the France Telecom Group are contained in this Chapter at section 3.2, note 2.

The full and final version of the consolidated financial statements for the first six months of 2005 will be published on or about September 30, 2005.

The main characteristics of the first six months 2005 results are listed below:

•	France Telecom revenues for the first six months of 2005 increased 2.3% on a comparable basis (4.5% on an actual basis) to €23.7 billion.

•	faster growth rate in revenues in the second quarter of 2005 of 3.6%, after an increase of 1.0% in the first quarter of 2005 (on a comparable basis1);

•	major improvement in operating performance with a Gross Operating Margin[1](GOM) on revenues of 39.3% in the first six months of 2005 against 38.6% (in historical data) for the first six months of 2004;

•	the implementation of the NExT program (France Telecom’s New Experience in Telecom services program for 2006-2008, announced on June 29, 2005).

The table below provides France Telecom’s key financial information for the six months ended June 20, 2005 and June 30, 2004.

(in billions of euros)	Six months ended June 30,			Change (%)
	2005	2004	2004	2005/2004
		Actual	on a comparable basis (*)	actual	on a comparable basis
Revenues	23.7	22.7	23.1	4.5%	2.3%
Gross operating margin[2]	9.3	8.8	8.8	6.2%	5.1%
As a % of revenues	39.3%	38.6%	38.2%	—	—
Gross operating margin before commercial expenses[3] (as a % of revenues)	51.3%	50.4%	49.5%	—	—
Operating income	6.5	4.3	—	49.9%	—
Net income, group share	3.4	1.0	—	223%	—

(in billions of euros)	At June 30,			Change (%)
	2005	2004	2004	2005/2004
		actual	on a comparable basis (*)	actual	on a comparable basis
Investments in tangible and intangible assets (CAPEX)[4]	2.7	2.1	2.1	31.1%	29.6%
As a % of revenues	11.5%	9.1%	9.0%	—	—
Organic cash flow[3]	2.9	3.3	—	(10.7)%	—

(in billions of euros)	At June 30, 2005		At Dec. 31, 2004	Change (%)
			actual
Net financial debt	46.3		49.8	(7.2)%
Net debt/gross operating margin ratio	2.50	[5]	2.78

(*)	Information on a comparable basis is unaudited and has not been subject to a limited review by the statutory auditors of France Telecom. See “Glossary”.

There have been no significant changes in the financial position of the Group since the end of the last financial year which have not been described in this document.

2.1	Group Revenues

France Telecom’s consolidated revenues totaled €23.7 billion for the six months ended June 30, 2005, compared to €22.7 billion for the six months ended June 30, 2004 (€23.1 billion on a comparable basis), representing an increase of 4.5% on an actual basis and 2.3% on a comparable basis. This revenue growth on an actual basis includes the favorable impact of variation in currency exchange rates (€213 million in the first six months of 2005) and the impact of Orange France’s withdrawal from the Bill & Keep mechanism (€412 million). These two favorable effects were partially offset by the impact of changes in the scope of consolidation (in the amount of €142 million), particularly the sale of Orange Denmark and France Telecom Câble.

[1]	See "Glossary".
[2]	See "Glossary".
[3]	See "Glossary" for the definition of commercial expenses.
[4]	See "Glossary".
[5]	Net debt as of June 30, 2005/(gross operating margin for second six months of 2004 and first six months of 2005).

After an increase of 1.0% in the first quarter of 2005 on a comparable basis (3.5% on an actual basis), an improvement was recorded in the second quarter, with revenues on a comparable basis increasing by 3.6% and 5.4% on an actual basis. Revenues from mobile services, reflecting in particular the dynamic growth in customer base, rose 8.6% in the second quarter after a growth of 5.2% in the first quarter on a comparable basis (revenues increased 12.3% and 8.9% respectively, on an actual basis). At the same time, revenues from consumer broadband Internet use grew by 60.3% in the first six months of the year on a comparable basis and 63.6% on an actual basis.

These favorable trends were partially offset by the decline in traditional fixed-line consumer services in France and Poland and by the downward trend in services to businesses.

Information on a comparable basis: impact of acquisitions, divestitures, foreign exchange variations and other factors on revenues on a historical basis

The impact of acquisitions, divestitures, foreign exchange variations and other factors on revenues for the first six months of 2004 on an actual basis is summarized as follows:

•	acquisitions increased revenues by €0.024 billion;

•	divestitures decreased revenues by €0.166 billion (including €0.122 billion which was attributable to the sale of Orange Denmark and €0.035 billion to the sale of France Telecom Câble);

•	foreign exchange variations increased revenues by €0.213 billion; and

•	the impact of other factors increased revenues by €0.412 billion, relating to the exit of Bill & Keep[1] for Orange France.

2.2	Revenues: Analysis by Segment

The following table presents, for the first six months of 2004 and 2005, revenues of the Group by segment and before inter-segment eliminations:

(in millions of euros)		Six months ended June 30,			Change (%)
		2005	2004	2004	2005/2004	2005/2004
			historical	on a comparable basis (*)	historical	on a comparable basis
Total revenues		23,665	22,655	23,139	4.5%	2.3%
Revenues by segment: PERSONAL		10,984	9,930	10,271	10.6%	6.9%
of which	Personal France	4,739	4,029	4,441	17.6%	6.7%
	Personal United Kingdom	2,812	2,903	2,850	(3.2)%	(1.4)%
	Personal Poland	741	564	657	31.5%	12.8%
	Personal Rest of World	2,782	2,516	2,398	10.5%	16.0%
	Éliminations	(90)	(82)	(75)	9.1%	20.0%
HOME		11,156	11,129	11,324	0.2%	(1.5)%
of which	Home France	8,828	8,956	8,931	(1.4)%	(1.1)%
	Consumer services Carrier services Other	4,841 2,742 1,245	4,943 2,770 1,243	4,908 2,776 1,247	(2.1)% (1.0)% 0.2%	(1.4)% (1.2)% (0.1)%
	Home Poland Home Rest of World Eliminations	1,560 837 (69)	1,450 799 (77)	1,682 789 (77)	7.5% 4.8% (10.4)%	(7.3)% 6.1% (10.8)%
ENTERPRISE		3,922	4,175	4,123	(6.0)%	(4.9)%
of which	Fixed line telephony in France Business networks in France Other business services in France Global services Eliminations	1,390 1,357 266 1,139 (231)	1,524 1,397 305 1,165 (216)	1,524 1,397 298 1,113 (208)	(8.8)% (2.9)% (12.5)% (2.2)% 6.7%	(8.8)% (2.9)% (10.5)% 2.4% 10.8%
DIRECTORIES		482	433	440	11.2%	9.5%
Inter-segment eliminations		(2,879)	(3,012)	(3,020)	(4.4)%	(4.7)%

(*) Information on a comparable basis is unaudited and has not been subject to a limited review by the statutory auditors of France Telecom. See “Glossary”.

[1]	See "Glossary".

2.2.1	Personal Segment (“Personal”)

	Six months ended June 30,

	2005	2004 actual	2004 on a comparable basis (*)
Personal France
Number of customers (thousands) of which contract, in %	21,440 61.7%	20,396 59.7%	20,396 59.7%
Overall ARPU (contract and prepaid offerings), in euros	429	387	421
Overall AUPU[1] (minutes)	172	161	161
Share of data services (% of network revenues)	13.9%	12.3%	13.6%

Personal United Kingdom
Number of customers (thousands) of which contract, in %	14,459 34.1%	13,747 33.1%	13,747 33.1%
Overall ARPU (contract and prepaid offerings), in pounds sterling	267	274	274
Overall AUPU (minutes)	144	143	143
Share of data services (% of network revenues)	19.1%	17.0%	17.0%

Personal Poland
Number of customers (thousands) of which contract, in %	8,634 42.1%	6,090 47.7%	6,090 47.7%

Personal Rest of World
Number of customers (thousands)	22,207	17,756	17,143

Total Personal
Number of customers (thousands)	66,740	57,989	57,376
(*)	Information on a comparable basis is unaudited and has not been subject to a limited review by the statutory auditors of France Telecom. See “Glossary”.

Revenues from the Personal segment rose to €11.0 billion for the six months ended June 30, 2005, an increase of 6.9% on a comparable basis (10.6% on an actual basis), due to strong performance in all countries.

2.2.1.1	Orange France

Orange France recorded €4.7 billion in revenues for the first six months of 2005, an increase of 6.7% on a comparable basis and 17.6% on an actual basis (and 8.2% excluding the impact of the call termination rate cut), due to a 5.1% year-on-year increase in the number of customers and a 1.9% increase on a comparable increase in ARPU. This result was achieved because of both a favorable change in the product mix (the percentage of contract customers was 61.7% at the end of June 2005, increased from 59.7% one year earlier) and a 6.8% rise in AUPU. Data services increased by 18.7% for the first six months of 2005 and represented 13.9% of network revenues1, compared with 13.6% for the first six months of 2004 (on a comparable basis). There were approximately 182,000 customers of mobile multimedia services for the first six months of 2005.

Net customer additions reached approximately 199,000 in the first six months of 2005, versus approximately 67,000 in the first six months of 2004, with a focus on high value clients. Contract net customer additions amounted to approximately 344,000. Contract customers represented 61.7% of the customer base at the end June 2005, versus 59.7% at the end of the first six months of 2004. Overall ARPU increased by 1.9% in the first six months of 2005 over the first six months of 2004, to €429 (2.6% excluding the impact of the call termination rate cut). The overall churn2 at the end of June was stable, compared to the first quarter of 2005, at 18.7%, and the contract churn stabilized below 11%. In the meantime, voice usage is still growing at 172 minutes per month on average (i.e. an increase of 7% year-on-year). At the end of June 2005, mobile broadband had approximately 182,000 customers.

(1)	See "Glossary".
(2)	See "Glossary".

2.2.1.2	Orange UK

Orange UK posted €2.8 billion in revenues for the six months ended June 30, 2005, down 1.4% on a comparable basis and 3.2% on an actual basis. The impact of the reduction in the rate of call terminations on September 1, 2004 was offset to a great extent by the combined effects of a 5.2% increase in the number of customers and an improved product mix (the percentage of contract customers was 34.1% at the end of June 2005, increased from 33.1% one year earlier). Data services, which grew 10.9%, accounted for 19.1% of network revenues, compared with 17.0% for the six months ended June 30, 2004 (on a comparable basis). There was a total of approximately 92,000 mobile multimedia customers at June 30, 2005.

Revenues of Orange UK decreased by 2.4% on a comparable basis between the first three months of 2004 and the first three months of 2005 (decreasing by 0.3% between the second quarters of 2004 and 2005). The success of the first new offers launched in March 2004 permitted the number of prepaid customers to remain stable. Orange UK experienced continuous strong performance on contract net customer additions, which France Telecom believes confirms the turnaround in the UK business. The approximately 218,000 net customer additions on contract constitute the best performance since 2001. Total revenues were still impacted by the adverse effect of the call termination rate cut. Excluding the impact of the call termination rate cut, total revenue would have increased by 5.5%.

ARPU registered a decrease of 2.6% between the second six months of 2004 and the second six months of 2005. Contract ARPU remained strong at £569 in the second quarter of 2005, increasing by 3.6% from the second quarter of 2004 before the impact of the decrease in call termination rate. Prepay ARPU decreased by 10.2% over the second quarters of 2004 and 2005 from £127 to £114. The objective for growth in new customers was reached along with a stable level of contract churn at 23.7% (blended churn down to 24.6%) in the second quarter of 2005, compared to 23.2% in the second quarter of 2004. Over these quarters, pre-paid churn decreased from 31.8% to 29.2%.

In the second quarter of 2005, Orange UK was able to respond to the negative trends observed over the last several quarters relating to prepay. Orange UK is now exhibiting some positive signs regarding prepaid revenues and customer acquisitions with the early success of new offers launched recently.

2.2.1.3	Personal Poland

Revenues from Personal Poland totaled €741 million, reflecting a 12.8% rise on a comparable basis and 31.5% on an actual basis, driven by the significant growth in the number of mobile customers. There were 8.6 million mobile subscribers at the end of June 2005, up by 41.8% year-on-year. At the end of June 2005, the penetration rate for the mobile market was 67.5%.

Despite strong competition, Centertel increased its market share in the second quarter of 2005 to 33.5%, versus 32.6% in the first quarter (and 31.1% a year earlier), with strong performance on contract net customer additions, who represented 58% of the total number of clients in the first six months of 2005, versus 52% in the first six months of 2004. Market share was increased due to new offers and special offers using multimedia services and despite the aggressive roll-out of UMTS/EDGE by two competitors. Consequently, average usage has been boosted, and blended minutes of use rose to 80 minutes, an increase of 25% year-on-year. In a highly competitive environment, blended ARPU decreased 14% year-on-year to 62 PLN (€15.35, based on the average exchange rate of the zloty in the first six months of 2005).

2.2.1.4	Personal Rest of World

Personal Rest of World remains a key driver for growth for France Telecom. Revenues from Personal Rest of World totaled €2.8 billion for the first six months of 2005, an increase of 16.0% on a comparable basis and 10.5% on an actual basis. The subscriber base grew by 29.5% on a comparable basis, to 22.2 million subscribers. Revenues of all companies of the Group located in all non-western European countries achieved double-digit growth in total revenues; in particular, Orange Romania’s revenues increased by 44.9%.

2.2.2	Home Segment (“Home”)

	Six months ended June 30,
	2005	2004	Change (%)

Home France
Number of broadband connections (ADSL and unbundled lines)	7,802	4,687	66.5%
Total number of ADSL connections (thousands)	5,473	3,956	38.3%
of which France Telecom Consumer ADSL access	3,661	2,238	63.6%
of which third-party ISPs and others	1,812	1,718	5.5%
Total number of unbundled lines (thousands)	2,330	731	219%
of which partial unbundling	2,074	718	189%
of which total unbundling	256	13	n/s

Number of Consumer telephone lines in France (thousands)	27,209	27,523	(1.1)%
Access-related services (millions of subscriptions)	9.7	8.3	17%
Market share in local calls (in %)	70.1%	73.9%

Market share in long-distance calls (in %)	57.9%	58.8%

Number of Voice over IP customers (thousands)	326	n/s

Home Poland
Number of fixed-line telephony customers (thousands)	11,314	11,371	(0.5)%
Number of broadband Internet customers	927	340	172%

Home Rest of World

Number of broadband connections (thousands)	1,777	952	87%
United Kingdom	769	316	143%
Spain	526	235	124%
The Netherlands	482	401	20%

Revenues from the Home segment totaled €11.16 billion for the first six months of 2005, an increase of 0.2% on an actual basis, due to the favorable impact of the exchange rate for the Polish zloty, and a decline of 1.5% on a comparable basis. The fall in revenues from traditional phone services in France and Poland was partially offset by the rapid growth of broadband Internet in Europe, which recorded 6.4 million customers for the six months ended June 30, 2005, compared with 3.5 million for the six months ended June 30, 2004, an 80% increase in one year.

The main driver of growth in the Home segment remains broadband. In France, France Telecom continued to regain momentum in retail ADSL market share. The segment of the market (calculated by number of ADSL clients) improved over the first six months of 2005, giving Home France 46.9% at June 30, 2005 compared with 46.5% at December 31, 2004. The portion of the number of net customer additions brought in by Home France was 49% in the first quarter and 48.1% in the second quarter.

In Poland, the broadband market is still very dynamic due to many promotions on ADSL offers. Home Poland increased its customer base by 229% year-on-year to approximately 888,000. Fixed telephone revenues are affected by developments in the mobile sector. Fixed ARPU also increased between the first and second quarters of 2005 due to new offers and new tariff plans launched recently.

In the Rest of World countries, the 110% growth in the ADSL customer base (87% growth in ADSL and cable broadband) is due to the success of France Telecom’s broadband strategy roll-out. Outside Europe, there was steady 3% growth in the fixed line customer base year-on-year.

Total fixed telephony lines

For Europe, the number of fixed telephony lines remained almost stable. In France, there were 27.825 million lines for the first six months of 2004 versus 27.776 million for the first six months of 2005, including unbundled lines, public telephony, sales to other operators and own consumption, but excluding Enterprise lines. However, there was a 38% increase in ADSL fixed lines.

In Poland, the number of fixed lines totaled 11.37 million at June 30, 2004 and 11.31 million at June 30, 2005.

For the Rest of World, there was a 3% increase in the number of fixed telephony lines, for a subscriber group of 727,000 at June 30, 2005.

2.2.2.1	Home France

Due to strong performance in the second quarter, Home France posted revenues of €8.8 billion in the first six months of 2005, a 1.1% decrease in relation to the first six months of 2004 on a comparable basis.

For fixed line telephony in France, the number of total access lines has stabilized, and in the second three months of 2005, there was an increase in residential subscription fees in the amount of €53 million (€17 million for the first three months of 2005).

The slowdown in the decrease of market shares in local and long distance calls is due to the success of unlimited offers. Moreover, there were 326,000 customers at the end of June 2005 for Home France’s Voice over IP offers. Voice over IP is more than a substitution to PSTN and generates additional overall usage. Finally, the number of customers with PSTN or Voice over IP contracts increased by 9.6% year-on-year.

In addition, France Telecom continued to increase its total ADSL market share to nearly 47% due to the improvement of the competitiveness of the eXtense offers, new innovative offers and services, and the benefit of its content strategy.

Regarding Livebox, there were 627,000 modems rented at the end of June, an increase of 51% in relation to the first quarter (broadband net customer additions in the first six months of 2005 were 53.5%). This performance is driving the development of new applications such as Voice over IP and TV over DSL.

Adverse impacts resulted mainly from:

•	decrease in fixed to mobile communications;

•	narrowband Internet interconnection traffic due to migration towards broadband and the decrease in tariffs in mid-2004;

•	the decrease of sales to the Enterprise segment, with no impact on a group consolidated basis.

2.2.2.1.1	Consumer services

Consumer services revenues increased by 0.3% in the second quarter on a comparable basis, compared to a decrease of 3% in the first quarter. Between the first six months of 2004 and 2005, revenues decreased by 1.4% on a comparable basis and by 2.1% on an actual basis, reflecting the downward trend for telephone calls (excluding Voice over IP), due both to a loss of market share and the downturn in the overall market for traditional fixed-line telephony.

The first component of consumer services revenues, subscription fees, increased 4.0% on both an actual and on a comparable basis year-on-year, from €2,000 million to €2,080 million. In the second quarter of 2005, the full positive impact of the increase of subscription fees was experienced, €53 million in the second quarter compared to €17 million in the first quarter. At June 30, 2005, the growth in the number of services tied to access increased by 16% over the preceding year. France Telecom continues to increase the rate of penetration and revenues connected to these types of services. Revenues for the second component of consumer services revenues, calling services, decreased by 13.3% year-on-year on a comparable basis. This decrease is due to the following factors:

•	the negative impact of fixed to mobile cuts, amounting to a 3% impact year-on-year; and

•	the downward trend in telephone communications (excluding voice) due to the loss of market share and the decrease in the global market for traditional fixed telephony.

For the third component of consumer services revenues, online and Internet services, revenues rose 18.9% year-on-year on a comparable basis, driven by the strong growth in Wanadoo’s ADSL consumer broadband offerings, which had 3.7 million clients at June 30, 2005, compared with 2.2 million one year earlier. In the first six months of 2005, Home France registered very strong performance in ADSL net customer additions to market share of 48.6%, in line with the guidance of between 45% and 50%.

Market share (based on the number of ADSL customers) improved during the first six months of 2005, rising to 46.9% for Home France at June 30, 2005 compared with 46.5% at December 31, 2004. The number of Livebox units marketed grew substantially in the first six months of 2005, with 627,000 Livebox units leased at June 30, 2005, compared with 234,000 at December 31, 2004, representing an increase of 168% for the first six months of this year. Likewise, subscriptions to Voice over IP packages (Wanadoo Phone) doubled in the first six months of 2005, growing from approximately 150,000 at December 31, 2004, to approximately 326,000 at June 30, 2005.

The average revenue per user for these types of services (subscription fees, telephone communications, online and Internet services) increased in the second quarter of 2005 to €26.80 versus €26.70 in the first quarter (an increase of 0.5%). This was mainly due to:

•	the full impact of the increase of subscription fees in the second quarter of 2005, with an ARPU of €12.40, versus €12.20 in the first quarter (an increase of 1.9%); and

•	online and Internet services increasing from €4 of revenue per user in the first quarter of 2005 to €4.30 per user in the second quarter (an increase of 6.7%).

Concerning access, the first quarter of 2005 confirmed 2004 trends with a near stabilization of the number of lines at 27.2 million for the second quarter of 2005, without full unbundling, due to the dynamism of France Telecom’s ADSL access offers.

2.2.2.1.2	Carrier services

Between the first six months of 2004 and 2005, revenues declined slightly by 1.2% from €2,776 million to €2,742 million on a comparable basis (and decreased by 1.0% on an actual basis). The decrease was 0.6% in the first quarter and 1.9% in the second quarter on a comparable basis.

Services to domestic operators grew by 12.7% (on both actual and on a comparable basis), primarily due to the growth in the unbundling of telephone lines (2.3 million partially and totally unbundled lines versus 0.7 million in 2004).

For other carrier services, revenues decreased 11.6% on an actual basis and 11.9% on a comparable basis, amounting to €1.385 million in the first six months of 2005.

2.2.2.1.3	Other Services

Finally, “Other” revenues in France remained nearly stable in the first six months of 2005, amounting to €1,245 million for the first six months of 2005, versus €1,247 million for the first six months of 2004 on a comparable basis (with a decrease of 4.0% in the first quarter and an increase of 3.8% in the second quarter).

2.2.2.2	Home Poland

In the first six months of 2005, Home Poland recorded growth of 7.5% in revenues on an actual basis, due to the favorable impact of the evolution in the exchange rate for the zloty. On a comparable basis, revenues decreased by 7.3%. The impact of growing competitive pressure in the telephone communications market was partially offset by the very rapid growth of broadband Internet. Indeed, the number of broadband Internet customers totaled approximately 927,000 at June 30, 2005 compared with 340,000 at June 30, 2004, with a market share of 72.1% at June 30, 2005 versus 67.0% one year earlier. In addition, the number of telephone lines remained stable with 11.3 million customer lines at June 30, 2005.

The decrease in revenues on a comparable basis of 7.3% is mainly a result of fixed to mobile substitution due to unlimited offers on mobiles. Home Poland has implemented an action plan to address the situation, and France Telecom notes the following developments:

•	2.4 million customers subscribed to the new tariff plans at the end of June. Due to these new plans, fixed ARPU increased in the second quarter of 2005 compared to the first quarter; and

•	Poland is still the country with the highest growth rate in broadband subscribers for the fifth consecutive quarter. Internet broadband penetration also increased in the second quarter. The ADSL customer base increased by 229% year-on-year, reaching approximately 888,000 customers at the end of June 2005.

2.2.2.3	Home Rest of World

Revenues from Home Rest of World rose 4.8% on an actual basis and 6.1% on a comparable basis, with this growth related to the rapid expansion of broadband Internet in the United Kingdom, Spain and the Netherlands. There were a total of 1.8 million broadband Internet subscribers, representing a one-year increase of 87%. The success of Livebox has also been confirmed with 89,000 Livebox units sold or rented at the end of June 2005.

In the UK, Home Rest of World added approximately 453,000 customers in one year due to the new innovative Internet + Voice over IP products and the deployment of unbundling. In Spain, the success of dual-play offers is confirmed and the acceleration of ULL migration has started. France Telecom gained more than 290,000 new ADSL customers in one year. Outside Europe, France Telecom had a steady 3% in fixed customer growth year-on-year at the end of June with approximately 727,000 subscribers.

2.2.3	Enterprise Segment

	Six months ended June 30,
Business Indicators (in thousands)	2005	2004	Change (%)
Number of Enterprise segment telephone lines in France	5,935	5,914	0.4%
Number of permanent connections to managed data networks in France	267	235	13%
Share of xDSL permanent connections	59%	42%
Number of roaming service users in France	364	283	28%
Number of IP-VPN connections (including global services)	152	92	66%

Revenues from the Enterprise segment declined by 4.9% on a comparable basis and 6.0% on an actual basis. This drop was primarily due to fixed line telephony in France (down by 8.8%), in the first six months of 2005 (decrease of 8.2% and 9.4%, respectively, for the first and second quarters, in relation to 2004) which was affected by the downward trend in traffic volumes and price cuts for calls, and the downturn of 2.9% of the revenues from Business networks in France (decrease of 3.9% and 1.8%, respectively, for the first and second quarters in relation to 2004).

This decrease of 2.9% is tied to technology migrations: the number of IP-VPN connections, including the Oléane range, increased by 87% compared with June 30, 2004 and xDSL connections accounted for 59% of permanent connections to managed data networks, versus 42% a year earlier. Revenues from mobile solutions posted rapid growth, with the number of Business Everywhere clients growing rapidly (28% compared to June 30, 2004).

Revenues from Other business services in France decreased by 10.5% in the first six months of 2005 on a comparable basis (decrease of 9.9% and 11.1%, respectively, for the first and second quarters of 2005 in relation to 2004).

Revenues from global services increased 2.4% on a comparable basis for the first six months of 2005 (with an increase of 0.9% for the first quarter of 2005 and 3.8% for the second quarter) but decreased 2.2% on an actual basis. The growth in solutions and services for businesses more than offset the downturn in revenues from network services.

France Telecom’s revenues are impacted by the following technological evolutions currently underway with which the Enterprise Segment is confronted:

•	the continued migration of data business towards DSL and IP VPN; and

•	the development of mobility, with growth of Business Everywhere end users of 28% on a year-on-year basis to approximately 364,000.

Enterprise revenues are still strongly affected by the decline of voice revenues due to negative volume and price effects. Business networks revenues in France decreased with continued price pressure and migrations towards DSL and IP VPN offerings. Finally, the transformation of the global services business has resulted in the growth of revenues for solutions and services activities offsetting the decline in network services revenues in the first six months of 2005.

France Telecom benefited from the development of IP VPN solutions with total IP-VPN access increasing by 66% year-on-year. Beyond this technological shift, the Enterprise segment is transforming its model to provide more services related to IP core business. France Telecom addresses key customer demands such as managing technological migration and overall complexity, security issues, and strategic applications management. There was a 13% increase in services revenues year-on-year, highlighting these demands.

During the first six months of 2005, France Telecom signed a 5-year contract with Airbus for a full IP solution, including integration and support services as well as voice messaging management, contact centers and business processes for 30,000 extensions in France and 10,000 extensions in the UK.

In France, in response to needs expressed by clients, the business proceeded to change its product mix. The growth in data access is still driven by IP VPN solutions in response to customers needs. DSL connections now account for 59% of Enterprise access in France, compared to 42% a year ago. For the Enterprise segment as a whole, transformation of the business model is underway with:

•	year-on-year growth of 25% in outsourcing revenues on a comparable basis (including signature of a multi-year, $100 million outsourcing contract for STMicroelectronics); and

•	a 13% increase of services revenues year-on-year, on a comparable basis, to €404 million.

2.2.4	Directories Segment

The Directories segment recorded revenues of €482 million, an increase of 9.5% on a comparable basis and 11.2% on an actual basis.

Using a comparable publication schedule, revenues increased 6.9%. This growth reflected an increase of 7.0% in revenues for PagesJaunes in France where the number of advertisers increased by 18.8% compared with June 30, 2004 and revenues from online services rose by 14.6% as a result of the growth of internet services. The audience at PagesJaunes.fr (in millions of pages viewed) increased by 38% between the first six months of 2004 and 2005, and the number of on-line advertisers (in thousands) increased by 14.7% between the first six months of 2004 and 2005.

International activities grew by 6.7%, driven in particular by QDQ Media in Spain, which recorded a revenue increase of 12.4% compared with the first six months of 2004.

2.3	Additional Key Performance Indicators

In addition to the key performance indicators of France Telecom’s business discussed above, France Telecom also produces detailed information relating to total numbers of subscribers in its various principal areas of business. The following discussion gives information with respect to the most significant aspects of such additional key performance indicators (all data are on an actual, not on a comparable, basis).

2.3.1	Total subscribers in controlled subsidiaries

As at June 30, 2005, for the Rest of the World, including France, the total number of subscribers was 127.5 million.

For France, overall subscribers increased slightly by 1% between the first six months of 2004 and the first six months of 2005, from 59.7 million to 60.5 million. In particular, Internet subscribers increased by 15% from 4.7 million to 5.4 million.

In Europe (excluding France), the number of all subscribers increased by 10% from 53.2 million to 58.4 million. The number of mobile subscribers, which was 32.3 million at the end of June 2004, increased by 16%, to 37.6 million, while Internet subscribers decreased by 2%.

For the Rest of the World (excluding Europe), the number of subscribers was 8.5 million, 7.7 million of whom were Mobile subscribers.

2.3.2	The distribution of subscribers (Mobile, Fixed line and Internet)

As at June 30, 2005, the numbers of subscribers were split as follows :

Number of clients June 30, 2005 (in millions)
Mobile	66.74
Fixed line	49.4
Internet	11.35
Total	127.5

The number of mobile subscribers in Europe amounted to 59 million as at June 30, 2005, representing an increase of 12% compared with June 30, 2004, 21.4 million of which are in France (a 5% increase) and 37.6 million are outside of France (a 16% increase). With 14.5 million subscribers, Orange UK increased by 5%, and with 8.6 million clients, the TP Group (Poland) progressed 42%. The increase of Orange Romania, to 5.7 million subscribers represents a 45% increase in one year. Outside of Europe, the consolidated subscriber base rose to 7.74 million, including 3.7 million for the Egyptian subsidiary, ECMS/ Mobinil, factored in by a proportional integration, and whose subscriber base grew 57% in one year.

The number of Fixed line subscribers rose to 49.4 million as at June 30, 2005, which is stable on a comparable basis. The number of lines in France has stabilized at 33.7 million, and in Poland (11.3 million). Outside of Europe, the total number of subscribers, factoring in the proportional integration of figures relating to Sonatel (Senegal), rose to 0.7 million. On a comparable basis, the number of Fixed line subscribers of subsidiaries outside of Europe increased by 3% in a year.

The number of Internet subscribers rose to 11.35 million as at June 30, 2005, amounting to an overall increase of 5%. The number rose 15% in France (5.4 million) and decreased by 2% in Europe (excluding France), to 6 million subscribers.

2.4	From Revenues to Gross Operating Margin

(in millions of euros)	Six months ended June 30,			Change (%)
	2005	2004	2004
		actual	on a comparable basis (*)	actual	on a comparable basis
Revenues	23,665	22,655	23,139	4.5%	2.3%
Non-labor costs	9,876	9,372	9,762	5.4%	1.2%
as a % of revenues	41.7%	41.4%	42.2%

of which external purchases	9,326	8,657	9,034	7.7%	3.2%
as a % of revenues	39.4%	38.2%	39.0%

Labor costs[1]	4,489	4,528	4,530	(0.9)%	(0.9)%
as a % of revenues	19.0%	20.0%	19.6%

Gross operating margin	9,300	8,755	8,847	6.2%	5.1%
as a % of revenues	39.3%	38.6%	38.2%

(*)	Information on a comparable basis is unaudited and has not been subject to a limited review by the statutory auditors of France Telecom. See “Glossary”.

2.4.1	Non-labor and Labor Costs

France Telecom’s labor costs decreased by 0.9% from €4,530 million on a comparable basis to €4,489 million between the first six months of 2004 and 2005 due to the following factors:

•	a volume effect in the amount of a decrease of 4% directly linked to the decrease of full-time equivalent headcount;

•	a mix effect in the amount of a 0.7% increase of expenses; and

•	a price impact in the amount of a 2.4% increase of expenses.

Non-labor operating costs grew by 1.2%, with an increase of 3.2% for external purchases.

Employee headcount decreased by 3.6% year-on-year (with a decrease of 3.6% also for France Telecom S.A.).

Commercial expenses increased by 0.7 points in the first six months of 2005 to 12%, and accounted for 29% of total non-labor operating costs. This increase reflected both the highly competitive nature of the market and France Telecom’s ability to develop its commercial and distribution policy. More specifically, 79.3% of total commercial expenses was accounted for by Personal, and 33.5% for Personal UK. Other non-labor costs decreased by 1.5% compared to the first six months of 2004 on a comparable basis (from 30.9% in the first six months of 2004 to 29.7% in the first six months of 2005 on a comparable basis).

(1)	See "Glossary".

2.4.2	Gross operating margin

Gross operating margin amounted to €9.3 billion for the first six months of 2005, an increase of 5.1% on a comparable basis and 6.2% on an actual basis. Gross operating margin was 39.3% of revenues on a comparable basis and 38.6% on an actual basis, versus 38.2% for the six months ended June 30, 2004 on a comparable basis. With the transition to IFRS, gross operating margin includes non-operational revenues and expenses. Gross operating margin for the first six months of 2005 includes the reversal of a provision of €199 million relating to the Group’s activities in Lebanon. Apart from this favorable impact, gross operating margin amounted to €9.1 billion in the first six months of 2005. France Telecom believes that the increase in gross operating margin is attributable to the TOP program.

Gross operating margin both before and after commercial costs improved in the first six months of 2005 and the first six months of 2004 on a comparable basis for the Home, Personal and Directories segments.

The following table provides a breakdown of gross operating margin by segment:

	Six months ended June 30,
(in millions of euros)	2005	2004 actual	2004 on a comparable basis (*)
Total Group	9,300	8,755	8,847
Total Personal	4,142	3,852	3,833

Personal – France	1,942	1,833	1,813
Personal – UK	764	904	885
Personal – Poland	291	194	229
Personal – Rest of World	1,145	919	905
Total Home	3,970	3,643	3,764
Total Enterprise	986	1,094	1,084
Directories	203	166	166

(*) Information on a comparable basis is unaudited and has not been subject to a limited review by the statutory auditors of France Telecom. See “Glossary”.

2.4.2.1	Personal Segment

The ratio of gross operating margin before commercial expenses to revenues for the Personal segment improved (0.5 points in the first six months of 2005 versus the first six months of 2004 on a comparable basis), such that commercial expenses increased without impacting profitability (gross operating margin reached 37.7% in the first six months of 2005 compared to 37.3% in the first six months of 2004 on a comparable basis). The Personal division made the strongest customer investments.

Strong gross operating margins in France, Poland and Rest of World balanced out the high customer investment in the UK designed to drive recovery in that market:

•	in France, the exit from the Bill & Keep system negatively impacted operating margins. On a comparable basis, gross operating margin before commercial expenses decreased by 0.3 points to 57.2% driven by the cut in the call termination rate offset by ongoing cost saving initiatives;

•	gross operating margin before commercial expenses increased in the UK to 61% in the first six months of 2005 from 59.9% on a comparable basis in the first six months of 2004 before commercial expenses; however, strong commercial efforts, particularly in relation to subscriber acquisition costs, and strict control over operating costs were put in place were made to drive recovery;

•	in Poland, gross operating margin before commercial expenses decreased between the first six months of 2004 and 2005 due to an increase of interconnection traffic and corresponding repayment to operators. However, gross operating margin increased by 4.3 points to 39.2%; and

•	mobile operations in the Rest of World continued to improve profitability. The gross operating margin before commercial expenses increased between the first six months of 2004 and 2005 from 56.8% to 59.2% on a comparable basis.

2.4.2.2	Home Segment

The margin rate of gross operating margin improved by 2.4 points in the first six months of 2005 (on a comparable basis) to 35.6%. Gross operating margin increased by 5.5% in the first six months of 2005, despite the 1.5% reduction in revenues on a comparable basis. This increase reflects the policy of control over operating expenses as well as the positive impact of reversal of a provision (litigation with the State of Lebanon). Excluding this exceptional event, the gross operating margin of the Home segment would have been 33.8%, an increase of 0.6 points.

2.4.2.3	Enterprise Segment

Operating profitability experienced the negative impact of the decrease in revenues, which was partially offset by a reduction in operating costs. The ratio of gross operating margin to revenues reached 25.1% in the first six months of 2005 compared to 26.3% in the first six months of 2004 on a comparable basis.

2.4.2.4	Directories Segment

The ratio of gross operating margin to revenues for the Directories segment increased by 4.4 points in the first six months of 2005 to 42.1%, versus 37.7% in the first six months of 2004 (on a comparable basis).

2.5	From Gross Operating Margin to Operating Income

(in millions of euros)	Six months ended June 30,		Change (%)
	2005	2004	actual	on a comparable basis (*)
Gross operating margin	9,300	8,755	6.2%	5.1%
Employee profit-sharing	(166)	(107)	55.0%	54.7%
Share based payments	(34)	(55)	(36.9)%	(36.1)%
Amortization	(3,462)	(3,932)	(11.9)%	(9.3)%
Impairment of goodwill	0	(534)	ns	ns
Impairment of assets	(196)	90
Disposal of assets	1,171	131
Restructuring costs	(174)	(39)
Income/loss from affiliates accounted for under the equity method	40	13
Operating income	6,479	4,322	49.9%
(*)	Information on a comparable basis is unaudited and has not been subject to a limited review by the statutory auditors of France Telecom. See “Glossary”.

Operating income reached nearly €6.5 billion for the six months ended June 30, 2005, compared to €4.3 billion for the six months ended June 30, 2004, an increase of 49.9%. This increase is linked to a decrease in depreciation and revenues from disposals. This significant growth takes into account, in addition to operating performance, the results of asset disposals for €1.2 billion. Revenues from disposals of assets amounted to €1,171 million in the first six months of 2005, and principally related to the shares in PagesJaunes, disposed of in the amount of €386 million; other disposals include TDF (€377 million), MobilCom (€264 million), Intelsat (€51 million) and Blue Bird (€74 million).

The decrease of €470 million of depreciation between the first six months of 2005 and 2004 also benefited from the progression of operating income on an actual basis. Depreciation was impacted by the increase of useful life of some fixed assets.

In the first six months of 2005, the amount relating to fixed asset impairment was €196 million, of which €185 million related to the Equant brand, following the decision to abandon the Equant brand in 2006.

The increase in restructuring costs (€174 million over the period, versus €39 million for the first six months of 2004) mainly reflects the impact of actualization of the early retirement plan provision.

2.6	From Operating Income to Net Income

(in millions of euros)	Six months ended June 30,

	2005	2004
Operating income	6,479	4,322
Total financial charges, net	(1,827)	(2,027)
Income taxes	(1,018)	(1,138)
Net result	3,634	1,157
Minority interests	(271)	(115)
Net income, Group share	3,363	1,042

The decrease of 9.9% in net financial charges between June 30, 2005 and June 30, 2004 is mainly due to the ongoing reduction in France Telecom’s net financial debt. The reduction was about €3.6 billion between June 30, 2005 and December 31, 2004.

The annual average compound interest rate of France Telecom’s net debt was 6.41% at the end of June 2005, compared to 6.98% a year before.

The increase in minority interests reflects the improvement of results for many companies of the France Telecom and the buy-out of Equant minority interests.

As a result of all these factors, net income, Group share increased significantly, from €1.0 billion for the first six months of 2004 to almost €3.4 billion for the first six months of 2005.

2.7        Analysis of Investments in Tangible and Intangible Assets, excluding GSM and UMTS licenses

(in millions of euros)	Six months ended June 30,		Change (%)
	2005	2004	2004

	actual	on a comparable basis (*)	on a comparable basis
Total Group CAPEX	2,713	2,094	29.6%
% of revenues	11.5%	9.0%
of which 2G-3G and radio access network	809	623	30.0%
of which ADSL	96	99	(2.9)%
of which IT	559	445	25.6%
(*)	Information on a comparable basis is unaudited and has not been subject to a limited review by the statutory auditors of France Telecom. See “Glossary”.

CAPEX totaled €2.7 billion and amounted to 11.5% of revenues in the first six months of 2005 versus a ratio of 9% in the first six months of 2004 on a comparable basis. This ratio is in the upper range of 10 to 12% and confirms France Telecom’s objective. The increase in capital expenditure during this period was 29.6% on a comparable basis and 31.1% on an actual basis. This increase is linked to the rapid deployment of broadband services, both fixed (ADSL) and mobile (EDGE and UMTS). In the segment of mobile activities and services, efforts have been particularly intensive in France, with the deployment of an EDGE network that now covers 85% of the population. The growth in CAPEX also reflects growth in expenditure on IT systems, notably relating to customer relations.

The increase in CAPEX in the first six months of 2005 also reflects acceleration of expenditure for investment in geographical zones with high growth, such as Orange Rest of World.

The decrease of €349 million between the first six months of 2005 and the first six months of 2004 in cash flow excluding asset disposals, investment in short-term marketable securities and minority interest buy-outs (Wanadoo, Orange, Equant, Orange Romania) is largely accounted for by the acceleration in investment expenditure in the first six months of 2005.

CAPEX relating to IT increased by 25,6% in the first six months of 2005 on a comparable basis. This growth reflects the implementation of IT processes at the Group levels, notably regarding billing, customer relations management and convergence projects as well as an acceleration of investment in high-growth areas like Orange Rest of World.

Due to the more pronounced anticipated impact of seasonality in the second six months of 2005 than the second six months of 2004, France Telecom confirms its objective of a ratio of CAPEX to revenues of between 10% and 12% for 2005.

The ratio of CAPEX to revenues of France Telecom increased between the first and second quarters of 2005 by 2.9 points, reflecting the impact of seasonality that also occurred in 2004 (this ratio was 2.5 points higher than for the first quarter).

2.8	Liquidity

This table details, for the first six months of 2004 and 2005, the main cash flows and elements of the liquidity of the France Telecom group, commencing with net cash provided by operating activities.

(in millions of euros)	Six months ended June 30,

	2005	2004
Net cash provided by operating activities	5,868	5,870
Net cash used for investing activities	(2,423)	(3,387)
of which CAPEX net of variation of fixed asset suppliers of which revenues from disposals of investments in securities	(2,959 1,529)	(2,578 18)
Impact of investment in short-term marketable securities	0	(1,477)
Free Cash Flow excluding asset disposals and investment in short-term marketable securities (1)	1,916	988
Minority interests buyouts (Wanadoo, Orange, Equant and Orange Romania)	999	2,276
Cash flow excluding asset disposals and minority interest buyouts	2,915	3,264
Teleinvest acquisition (exercise of the “Kulczyck Put”) (2)	(350)	0
Cash Flow excluding asset disposals, investment in short-term marketable securities and minority interest buyouts (Wanadoo, Orange, Equant and Orange Romania) and after the acquisition of Teleinvest	2,565	3,264
Impact of changes in scope of consolidation, variation in exchange rates, capital increase, new IFRS accounting standards and others	472	(981)
of which dividends by France Telecom S.A. of which carry back	(1,184 1,324)	— —
Decrease in net financial debt	3,567	25

(1)	Free cash flow excluding asset disposals is net cash provided by operating activities, less net cash used in investing activities, less asset disposals. Placing net cash liquidity in SICAV is considered from an accounting point of view as net cash provided by investing activities. In calculating free cash flow, the net cash SICAV are nevertheless considered as liquidities and are included in the calculation.
(2)	The Kulczyck Put has been accounted for as a debt repayment.

2.8.1	Net cash provided by operating activities

The following table presents the transition from gross operating margin to net cash provided by operating activities for the six months ended June 30, 2005 and June 30, 2004.

(in millions of euros)	Six months ended June 30,

	2005	2004
Gross operating margin	9,300	8,755
Interest expense, net(1)	(1,447)	(1,696)
Elimination of effect of foreign exchange variations included in gross operating margin	(9)	(16)
Income taxes	(475)	(166)
Payments in relation to early retirement plan	(448)	(405)
Employee profit sharing	(166)	(107)
Restructuring costs, TDIRA[1] interest expense and other	(852)	(181)
Change in working capital requirements (defined as inventories plus receivables less payables)	81	(99)
Change in working capital requirements, excluding operational (others)	(116)	(215)
Net cash provided by operating activities	5,868	5,870
(1)	Net financial charges excluding TDIRA, discounting, disposal and depreciation of financial assets and foreign exchange (gain/loss).

(1)	See "Glossary".

Net cash provided by operating activities was virtually stable at about €5.9 billion in the first six months of 2005. In the first six months of 2005, the evolution is attributable to the following:

•	the increase of income tax in the amount of €309 million; and

•	the increase of other net income items (decrease of €852 million for the six months ending June 30, 2005, versus a decrease of €181 million for the six months ending June 30, 2004), notably including the payment relating to TDIRA capitalized interest charges (for the 2003 and 2004 fiscal years) in the amount of €550 million. This payment results from the reversal by France Telecom of the distribution of a dividend in 2004. Among these other elements, an amount of €199 million relates to the neutralization of a reversal of provision (regarding FTM Liban).

2.8.2	Net cash used for investing activities

Net cash used for investing activities reached €2.4 billion in the first six months of 2005, versus €3.4 billion for the first six months of 2004. In the first six months of months of 2005, the net cash used includes:

•	acquisitions of tangible and intangible fixed assets net of variation of fixed asset suppliers in the amount of €2.959 billion; and

•	revenues from disposal of investments in securities, net of funds given, in the amount of €1.529 billion.

2.8.3	Other information relating to free cash flow

Free cash flow, excluding asset disposals, investment in short-term marketable securities and minority buy-outs (Wanadoo, Orange, Equant and Orange Romania) reached €2.9 billion in the first six months of 2005, compared to €3.3 billion in the first six months of 2004. This decrease was mainly due to the increase in investments in tangible and intangible assets during the first six months of 2005.

2.9	Net Financial Debt

Net financial debt amounted to €46.3 billion on June 30, 2005, versus €49.8 billion at December 31, 2004, reflecting a decrease of net financial debt of €3.6 billion over the first six months of 2005. The ratio of net financial debt to gross operational margin was 2.50 in the first six months of 2005 (on the basis of the gross operational margin recorded over the 12 previous months), versus 2.78 at December 31, 2004.

The decrease of €3.6 billion of net financial debt between December 31, 2004 and June 30, 2005 includes the payment of dividends by France Telecom S.A. in the amount of €1.2 billion and the effect of deconsolidating the carry-back debt of 2001 (following renegotiation of the contract of disposal of the 2001 carry-back that occurred in June 2005).

The reduction in net financial debt that occurred in the first six months of 2005 allows the France Telecom group to confirm its objective of a ratio of net financial debt to gross operating margin of less than 2.5 for 2005.

In the context of the acquisition of Amena announced by France Telecom, following the acquisition, France Telecom will consolidate an amount of additional net debt of €5.7 billion. This amount, estimated as of the end of 2005, is based on the net estimated debt of Amena at the end of 2005, and does not take into account the eventual effect of price adjustment clauses upon the completion of the transaction (see sections 3.2 and 3.4 of this document).

3.	Information about IFRS

3.1	Preparation of 2004 consolidated financial information on the conversion to IFRS

In accordance with European regulation 1606/2002 dated July 19, 2002, the 2005 consolidated financial statements will be prepared in accordance with International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS).

In preparation for the publication of 2005 IFRS financial statements with comparative information for 2004, and as recommended by the French securities regulator (AMF) concerning financial communications during the transition period, preliminary information has been prepared on the main effects of the transition to IFRS on:

•	the opening IFRS balance sheet at the transition date (January 1, 2004), in which the final IFRS transition adjustments determined at the time of publication of the 2005 consolidated financial statements will be recorded inequity;

•	Equity at December 31, 2004 and profit or loss for the period.

This information was reviewed by the board of directors on April 13, 2005 and was audited by the auditors described in their ad hoc audit report dated April 14, 2005, reproduced at paragraph 3.3 below.

3.2	The principal impacts of the changeover to IFRS

The principal impacts of the changeover to IFRS on December 31, 2004 are:

•	Revenues, which total €46.16 billion (€47.16 billion under French GAAP);

•	Gross operating margin, which reflects the operational performance of the company, is only slightly impacted by the restatements of sales revenues; it was €17.92 billion (REAA of €18.26 billion under French GAAP), which is a gross operating margin rate of 38.8% (38.7% REAA under French GAAP);

•	Net results attributable to France Telecom shareholders total €3.02 billion, which is €233 million higher than the equivalent under French GAAP (net income, Group share of €2.78 billion under French GAAP);

•	Earnings per share up 8% to €1.23 (€1.14 under French GAAP);

•	At December 31, 2004, France Telecom’s net financial debt under IFRS GAAP was €49.92 billion (€43.94 billion under French GAAP). As previously announced, the debt of France Telecom now includes known elements that have been, until now, classified differently on the balance sheet or off-balance sheet, such as the TDIRA the carry-back claim or interest accrued and not due; and

•	Likewise, equity capital amounts to €2 billion higher at €17.68 billion (€15.68 billion under French GAAP), primarily as a result of the presentation of minority interests within equity capital.

3.3	Free Translation of the Report of the Auditors on the consolidated financial statements restated in accordance with IFRS for the financial year 2004

“This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and is construed in accordance with French law and professional auditing standards applicable in France.

Pursuant to the request made to us in our capacity as Auditors of France Telecom, we have audited the consolidated financial statements of the France Telecom company, restated in accordance with IFRS as adopted in the European Union, for the year ended December 31, 2004 (hereinafter the “restated consolidated financial statements”).

The restated consolidated financial statements were established under the responsibility of the Board of Directors, in the context of the transition to the IFRS as adopted in the European Union for the preparation of consolidated financial statements for the financial year 2005, based on the consolidated financial statements for the year ended December 31, 2004 prepared in accordance with French accounting principles and rules (the “consolidated financial statements”), which we audited in accordance with professional standards applicable in France. We issued an unqualified opinion on these consolidated financial statements. It is our responsibility, on the basis of our audit, to express an opinion on the restated consolidated financial statements.

We conducted our audit in accordance with professional standards applicable in France; those standards require that we plan and perform the audit to obtain reasonable assurance that the restated consolidated statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the data contained in the financial statements. It also consists of assessing the accounting principles used and the significant estimates made to establish the financial statements, and assessing the overall presentation. We believe that our audit provides a reasonable basis for the opinion expressed below.

In our opinion, the restated consolidated financial statements have been prepared, in all material respects, in accordance with the rules described in the notes to the financial statements, which specify how IFRS 1 and the other international accounting standards adopted in the European Union have been applied and indicate the accounting standards, interpretations, rules and accounting methods which, according to management, should be applicable for the preparation of the consolidated financial statements for the financial year 2005 under the IFRS as adopted in the European Union.

Without qualifying the opinion expressed above, we draw your attention to note 1.1, which explains the reasons why the comparative information presented in the consolidated statements for the financial year 2005 might differ from the restated consolidated financial statements attached to this report.

We also draw your attention to note 2.1.2, which explains the accounting positions used by France Telecom on which work is in progress at the IFRIC or the CNC.

Moreover, we remind you that, in the preparation of the transition to the IFRS as adopted in the European Union for the preparation of consolidated statements for 2005, the restated consolidated financial statements do not include comparative information for 2003, nor all the notes required by the IFRS as adopted in the European Union which would be necessary, under those standards, to give a fair view of the net assets, financial position and earnings of the entity formed by the companies included in the consolidation.”

French Original Signed in Paris La Défense and Neuilly sur Seine on April 14, 2005

By the Statutory Auditors

ERNST & YOUNG Audit	DELOITTE & ASSOCIES

Christian Chiarasini	Jean-Paul Picard	Etienne Jacquemin

3.4	The consolidated adjusted IFRS accounts for the fiscal year 2004 with notes and annexes

PRELIMINARY CONSOLIDATED INCOME STATEMENT

(Amounts in millions of euros, except for per share data)

Year ended 31 December 2004
Net revenues	46,158

External purchases	(17,870)
Other operating income and expense	(1,515)
Wages and employee benefits expenses	(8,850)
Gross operating margin	17,923
- Employee profit-sharing	(280)
- Share-based compensation	(399)
Depreciation and amortisation	(7,990)
Impairment of goodwill	(534)
Impairment of non-current assets	(179)
Gains (losses) on disposal of assets	922
Restructuring costs	(181)
Share of profits (losses) of associates	30
Operating income	9,312
Interest expense	(3,621)
Foreign exchange gains (losses)	144
Discounting	(148)
Finance costs, net	(3,625)
Income tax	(2,477)
Net income	3,210
Attributable to:
- Equity holders of France Télécom SA	3,017
- Minority interests	193

Earnings per share (in euros)
Attributable to equity holders of France Télécom SA

- Basic earnings per share	1.23
- Diluted earnings per share	1.22

	At 1 January 2004	At 31 December 2004
ASSETS
Goodwill	26,537	27,589
Intangible assets	15,865	14,851
Property, plant and equipment	28,972	27,283
Interests in associates and investments held for sale	607	370
Assets available for sale	727	615
Other financial and non-current assets	4,829	4,285
Deferred tax assets	11,151	9,469
Total non-current assets	88,688	84,462
Inventories	658	644
Trade receivables	6,960	6,589
Other receivables	2,043	2,695
Current tax assets	65	88
Prepaid expenses and other current assets	768	750
Other financial and current assets	2,189	312
Cash and cash equivalents	3,370	3,153
Total current assets	16,053	14,231
TOTAL ASSETS	104,741	98,693

EQUITY AND LIABILITIES
Share capital	9,609	9,869
Additional paid-in capital	15,333	12,675
Retained earnings (deficit)	(15,303)	(11,673)
Net income (loss) for the year	0	3,017
Foreign currency translation adjustment		563
Equity attributable to equity holders of France Telecom SA	9,639	14,451
Minority interest	4,356	3,232
Total equity	13,995	17,683
Exchangeable or convertible bonds	39,360	34,222
Financial long term debt	9,643	8,571
Provision for employee benefit costs	3,125	3,260
Provisions	1,066	617
Other non-current liabilities	1,506	1,374
Deferred tax liabilities	1,997	1,978
Total non-current liabilities	56,697	50,022
Current portion of long-term debt	9,116	7,443
Bank overdrafts and other short-term borrowings	5,268	4,037
Accrued interest payable	1,314	1,172
Provisions	1,272	1,041
Trade payables	7,344	7,757
Employee liabilities	3,268	2,884
Other payables	1,378	1,869
Other current liabilities	1,396	784
Current tax payable	398	431
Deferred income	3,295	3,570
Total current liabilities	34,049	30,988
TOTAL EQUITY AND LIABILITIES	104,741	98,693

FRANCE TELECOM

PRELIMINARY CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts in millions of euros)

Attributable to equity holders of France Telecom SA							Minority interests	Total equity
	Share capital	Additional paid in capital	Income (expense) recognised directly in equity	Retained earnings (deficit)	Foreign currency translation adjustments	Total
Balance at 1 January 2004	9,609	15,333	(47)	(15,256)		9,639	4,356	13,995

Unrealised foreign exchange gain or loss					548	548	254	802
Gains (losses) on cash flow hedges taken to equity			(9)			(9)	8	(1)
Gain or loss on financial assets available for sale			(9)			(9)	(2)	(11)
Tax on items taken directly to equity			(15)			(15)	(1)	(16)

Total income and expense recognised in equity	0	0	(33)		548	515	259	774

Net Income for the year				3,017		3,017	193	3,210
Total recognised income and expense for the year	0	0	(33)	3,017	548	3,532	452	3,984

Appropriation of France Telecom SA profit		(3,116)		3,116		0		0
Share capital issued in connection with the public exchange offer for Wanadoo shares (attributable to equity holders of France Telecom SA)	259	1,085				1,344	(1,220)	124
Commitments to purchase minority interests				308		308	197	505
Dividends		(617)				(617)	(107)	(724)
Equity share options issued				40		40	19	59
Other movements	1	(10)		199	15	205	(465)	(260)
Balance at 31 December 2004	9,869	12,675	(80)	(8,576)	563	14,451	3,232	17,683

NOTE 1.	INFORMATION REGARDING IFRS

1.1	Preparation of 2004 consolidated financial information on the conversion to IFRS

In accordance with European regulation 1606/2002 dated July 19, 2002, the 2005 consolidated financial statements will be prepared in accordance with International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS).

The first published IFRS financial statements will concern the 2005 fiscal year and will include comparative figures for 2004 prepared using the same basis of preparation.

In preparation for the publication of 2005 IFRS financial statements with comparative information for 2004, and as recommended by the French securities regulator (AMF) concerning financial communications during the transition period, preliminary information has been prepared on the main effects of the transition to IFRS on:

•	the opening IFRS balance sheet at the transition date (January 1, 2004), in which the final IFRS transition adjustments determined at the time of publication of the 2005 consolidated financial statements will be recorded inequity;

•	Equity at December 31, 2004 and profit or loss for the period.

The estimated impact of the transition to IFRS on the 2004 financial statements has been determined by applying to 2004 data the IAS/IFRS and related interpretations that the Group expects to apply for the preparation of the IFRS financial statements at December 31, 2005. As explained in Note 2, the preliminary comparative 2004 financial information has been prepared on the basis of:

•	IAS/IFRS and related interpretations whose application will be compulsory at December 31, 2005, based on current information;

•	IAS/IFRS and related interpretations whose application will be compulsory after December 31, 2005 and for which the Group has opted for earlier application;

•	The outcome expected at this point in time of the technical issues and exposure drafts currently being examined by the IASB and IFRIC, which may be applicable to the 2005 IFRS consolidated financial statements;

•	The options and exemptions that the Group expects to apply for the preparation of the 2005 IFRS financial statements.

Due to the above, the preliminary opening balance sheet may not correspond exactly to the opening balance sheet that will be used to prepare the 2005 IFRS consolidated financial statements.

This information was reviewed by the board of directors on April 13, 2005.

1.2	Organization of the conversion project

The Group launched the IFRS conversion project in July 2003. The various phases of the project consisted of identifying and dealing with the main differences in accounting methods at December 31, 2004, and preparing the preliminary opening IFRS balance sheet at January 1, 2004 as well as the adjustments to the 2004 monthly financial flows.

The project forms part of a broader program to enhance management reporting, deploy a new consolidation tool and a new chart of accounts throughout the Group. To ensure that accounting policies are defined and implemented consistently throughout the Group, the IFRS conversion project is being led by a corporate team that is responsible for managing the project plans at both Group and sub-group levels.

The main committees responsible for ensuring the success of the project and track progress are as follows:

•	A Program Steering Committee comprised of the main players in the Group and the sub-groups.

•	A Technical Committee responsible for validating IFRS technical issues and options up front, comprised of the main players in the Group and the sub-groups and the external auditors.

•	A Program Strategy Committee responsible for the IFRS conversion project, the new consolidation system and the new management reporting system, comprised of the Executive Directors and Finance Management.

•	The Audit Committee, which is responsible for examining all accounting options selected by the Group.

NOTE 2.	EFFECTS OF THE FIRST-TIME ADOPTION OF IFRS

This note describes the principles applied to prepare the preliminary opening IFRS balance sheet at January 1, 2004 and the differences compared to the French generally accepted accounting principles (French GAAP) previously applied, as well as the effects of these differences on the preliminary 2004 opening and closing balance sheets and 2004 profit or loss.

Preliminary financial information for 2004 on the transition to IFRS has been prepared in accordance with IFRS 1 – First-time Adoption of IFRS and the IFRS applicable at December 31, 2005, as published by the IASB as of December 31, 2004. In particular, it has been prepared in accordance with:

•	IAS 39 – Financial Instruments: Recognition and Measurement and IAS 32 – Financial Instruments: Disclosure and Presentation. The Group has elected to apply these two standards effective from January 1, 2004 in order to improve the comparability of the 2004 and 2005 IFRS financial statements. The Group is not concerned by the provisions of IAS 39 that have not been endorsed by the European Commission.

•	IFRS 5 – Non-Current Assets Held For Sale And Discontinued Operations

The Group has also opted for early adoption of IFRIC 4 – Determining Whether An Arrangement Contains A Lease . Adoption of this interpretation is compulsory for annual periods beginning on or after January 1, 2006 but early application is permitted. Although it has not yet been endorsed by the European Commission, the European Financial Reporting Advisory Group (EFRAG) has recommended that it be endorsed.

At this stage, the Group has elected not to adopt in advance the amendment to IAS 19 – Employee Benefits: Actuarial Gains and Losses, Group Plans and Disclosures. The Group is not concerned by interpretations IFRIC 2 – Members’ Shares in Co-operative Entities and Similar Instruments, and IFRIC 3 – Emission Rights.

2.1	Accounting options selected and positions taken by France Telecom

2.1.1        Accounting options selected by France Telecom for the preparation of the preliminary opening IFRS balance sheet at the transition date (January 1, 2004)

IFRS 1 – First-time Adoption of IFRS sets out the rules to be followed by first-time adopters of IFRS. The Group has opted to apply the following options and exemptions provided for in IFRS 1:

Business combinations

In accordance with the exemption provided for in IFRS 1, the Group has opted not to restate past business combinations that occurred before January 1, 2004.

IFRS 1 does not deal explicitly with acquisitions of minority interests and none of the other IFRS specifically address this issue. Consequently, the Group has decided to continue to apply the French GAAP accounting treatment (see below).

Cumulative translation differences

Cumulative translation differences for all foreign operations have been transferred to retained earnings at January 1, 2004. This adjustment has no impact on opening shareholders’ equity at that date. In the opening IFRS balance sheet at January 1, 2004, the cumulative translation adjustment is therefore equal to zero. The gain or loss on a subsequent disposal of any foreign operation will exclude translation differences that arose before the date of transition to IFRS but will include later translation differences.

Cumulative actuarial gains and losses on pension and other post-employment benefit plans

Cumulative unrecognized actuarial gains and losses on pension and other post-employment benefit plans at January 1, 2004 have been recognized in shareholders’ equity in the opening balance sheet, in accordance with the option proposed by IFRS 1. This treatment was also applied in the 2004 French GAAP consolidated financial statements.

Measurement of certain items of property, plant and equipment and intangible assets at fair value

In the opening IFRS balance sheet at January 1, 2004, the Group has opted to measure property, plant and equipment and intangible assets at historical cost, in accordance with IAS 16 and IAS 38, except for:

•	Certain properties held by TP Group, which have been measured at fair value.

•	Certain items of property, plant and equipment held by France Telecom SA, which were revalued at fair value at the time of the change in the Company’s status and deregulation of the telecommunications market in 1996. These fair values, determined at 31 December 1996, were used as the assets’ deemed cost at that date.

Stock options and other share-based payments

The Group has opted to apply IFRS 2 – Share-based Payment retrospectively to equity-settled and cash-settled plans. Consequently, IFRS 2 has been applied to all share-based plans, including those implemented prior to November 7, 2002.

2.1.2 Positions taken by France Telecom on issues that are still being analyzed by the IFRIC or the French standard-setter (CNC)

In the absence of standards or interpretations applicable to the transactions described below, management has used its judgment to define and apply the most appropriate accounting methods. For important issues, the Group referred the matter to the international accounting standard-setters. The Group’s judgment-based interpretations are as follows:

Acquisitions of minority interests

The Group has applied the French GAAP accounting treatment of acquisitions of minority interests, which consists of recognizing in goodwill the difference between the cost of acquisition of minority interests and the Group’s equity in the book value of the underlying net assets, without making any fair value adjustments to the assets and liabilities acquired. These transactions are not addressed in any IAS or IFRS and the Group has therefore referred the issue to the International Financial Reporting Interpretations Committee (IFRC) for consideration, in order to clarify the relevant accounting treatment. Depending on the IFRIC’s reply, the accounting treatment described above may be changed.

Goodwill recognized on acquisitions of minority interests in 2003 and 2004 amounted to €3,039 million for Orange and €1,276 million for Wanadoo.

Commitments to purchase minority interests (put options)

As explained in Note 3.18, commitments to purchase minority interests and put options granted to minority shareholders are currently recognized as a financial debt and as a reduction in minority interests in equity, in accordance with IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial Instruments: Disclosure and Presentation. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a deduction from equity attributable to equity holders of France Telecom SEA.

Since this accounting treatment does not reflect the economic substance of the transactions and due to possible differing interpretations of the texts regarding the commitments concerned, particularly those arising from put options, the Group submitted the issue to the International Financial Reporting Interpretations Committee (IFRC) for consideration, in order to obtain guidance on the appropriate accounting treatment and the scope of application of the related texts. Depending on the IFRIC’s reply, the accounting treatment described above may be changed.

Put options granted to minority shareholders amounted to €983 million at January 1, 2004 and €547 million at December 31, 2004. The overall effect on equity attributable to equity holders of France Telecom SA arising from the recognition of these commitments as a debt is €661 million at January 1, 2004 and €422 million at December 31, 2004.

Loyalty programs

IFRS do not specifically address the accounting treatment of loyalty programs and the Group has therefore applied the French GAAP accounting treatment, which is based on Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated October 13, 2004. Two types of loyalty program exist within the Group, with and without a contract renewal obligation. For both types of program, the Group defers part of the invoiced revenue over the customer rights acquisition period based on the fair value of these obligations.

The French standard setter (CNC) are currently examining the accounting treatment of these programs under IFRS, under the aegis of IFRIC.

The liability recognized for these programs amounts to €297 million at January 1, 2004 and €383 million at December 31, 2004.

Discount on shares granted to employees

As explained in Note 3.21 – Share-based payments, the Group considers that the grant date for the discount on shares granted to employees corresponds to the date on which the main terms of the offer are announced. This treatment complies with the recommended method set out in the CNC press release dated December 21, 2004 on employee share ownership plans (Plans d’épargne d’entreprise – PEE), which interprets the announcement date as being the grant date defined in IFRS 2 – Share-based Payment.

According to generally accepted practice under US GAAP (SFAS 123) which is similar to the treatment of share-based payments under IFRS 2, the fair value is measured at the end of the subscription period.

If the fair value of share grants made in connection with employee rights issues was valued at the end of the subscription period, the expense recognized in 2004 would be increased by €177 million, without any tax effect.

2.2	Effects on 2004 equity and net income

Reconciliation of French GAAP to IFRS: Statement of Changes in Equity

	Opening equity			Closing equity			2004 Income

(in millions of euros)	Attributable to equity holders of France Télécom SA	Minority interest	Total	Attributable to equity holders of France Télécom SA	Minority interest	Total	Attributable to equity holders of France Télécom SA	Minority interest	Total	Note
French GAAP (2003 published financial statements)	12,026	5,966	17,992
Consolidation of Tele Invest & Tele Invest II and special purpose vehicles (securitization programmes)	(62)	(519)	(581)							2.6.1
Employee benefits (Group including France Télécom SA)	(502)	0	(502)							2.6.2
Deferred taxes on employee benefits	177	0	177							2.6.2
Impact of loyalty programmes	(297)	0	(297)							2.6.3
Deferred taxes on impact of loyalty programmes	102	0	102							2.6.3
French GAAP at 31 December 2003, adjusted for the effects of changes of method adopted in 2004	11,444	5,447	16,891	15,681	4,052	19,733	2,784	218	3,002
Proportional consolidation of affiliates in Senegal		(224)	(224)		(262)	(262)		(73)	(73)	2.6.20
Subscriber base amortization	(1,952)	(517)	(2,469)	(2,472)	(628)	(3,100)	(476)	(106)	(582)	2.6.7
Impairment of goodwill	0	0	0	1,725	18	1,743	1,755	18	1,773	2.6.9
Adjustment of hybrid instruments: TDIRA (excluding effect of amortised cost method)	1,267	0	1,267	1,236	0	1,236	0	0	0	2.6.6
Adjustment of hybrid instruments: OCEANE	0	0	0	97	0	97	0	0	0	2.6.6
Equant impairment losses (property, plant and equipment and intangible assets)	0	0	0	163	136	299	163	136	299	2.6.17
Revenue recognition	(1,002)	(50)	(1,052)	(1,056)	(49)	(1,105)	(49)	8	(41)	2.6.8
Minority shareholder put options	(661)	(322)	(983)	(422)	(125)	(547)	(69)	0	(69)	2.6.4
France Telecom SA tax loss carryback credits, 2000 and 2001	275	0	275	198	0	198	(77)	0	(77)	2.6.5
Equity compensation	0	0	0	(282)	(2)	(284)	(321)	(21)	(342)	2.6.16
Remeasurement of financial assets at fair value	173	3	176	83	0	83	(81)	(2)	(83)	2.6.13
Financial instruments	(14)	25	11	(16)	50	34	(2)	13	11	2.6.14
Amortized cost adjustment to debt (debt issuance costs and issue premiums)	(98)	(2)	(100)	(182)	0	(182)	(85)	2	(83)	2.6.15
Cancellation of capitalised interest	(100)	(49)	(149)	(97)	(56)	(153)	7	(5)	2	2.6.12
Revaluation at fair value of TP Group property, plant and equipment	139	154	293	133	148	281	(24)	(27)	(51)	2.6.12
Capitalisation of development costs	122	6	128	142	0	142	25	0	25	2.6.11

Other adjustments	(40)	(13)	(53)	20	9	29	(12)	4	(8)

Deferred tax liability on tax loss carryback credits	(98)	0	(98)	(70)	0	(70)	28		28	2.6.10
Deferred tax liability on revaluation at fair value of TP Group property, plant and equipment	(27)	(29)	(56)	(25)	(20)	(45)	8	8	16	2.6.12
Deferred tax liability on trade marks	(1,248)	(65)	(1,313)	(1,236)	(49)	(1,285)	8	7	15	2.6.10
Cancellation of discounting adjustment to deferred tax assets	1,759	0	1,759	998	0	998	(776)	0	(776)	2.6.10
Deferred tax liability on hybrid instruments (TDIRA and OCEANE, excluding effect of amortised cost method)	(450)	0	(450)	(457)	0	(457)	15	0	15	2.6.10
Deferred taxes on revenue recognition	341	5	346	355	5	360	14	(2)	12	2.6.10
Deferred taxes on subscriber base	(174)	(32)	(206)	(49)	(5)	(54)	130	26	156	2.6.10
Other deferred tax adjustments	(17)	19	2	(16)	10	(6)	52	(11)	41	2.6.10
IFRS	9,639	4,356	13,995	14,451	3,232	17,683	3,017	193	3,210

2.3	Effects on 2004 net income

	Reconciliation of French GAAP to IFRS : Income Statement
(in millions of euros)	Published 2004 French GAAP accounts	IFRS	Differences	o/w effect of proportional consolidation of affiliates in	o/w other IFRS adjustments
	2004	2004
Net revenues	47,157	46,158	(999)	(217)	(782)
External purchases	(18,617)	(17,870)	747	45	702
Other operating income and expense	(1,405)	(1,515)	(110)	7	(117)
Wages & employee benefits expenses	(8,874)	(8,850)	24	24	0
Operating income before depreciation and amortisation of actuarial adjustments in the early retirement plan (French GAAP) / Gross Operating Margin (IFRS)	18,261	17,923	(338)	(141)	(197)
Employee profit-sharing		(280)	(280)		(280)
Share based compensation		(399)	(399)		(399)
Depreciation and amortisation	(7,437)	(7,990)	(553)	35	(588)
Impairment of goodwill		(534)	(534)		(534)
Impairment of non-current assets		(179)	(179)	(3)	(176)
Gains (losses) on disposal of assets		922	922	3	919
Restructuring costs		(181)	(181)		(181)
Share of profits (losses) of associates		30	30		30
Impairment of goodwill on associates		-			-
Operating Income	10,824	9,312	(1,512)	(106)	(1,406)
Interest expense	(3,397)	(3,621)	(224)	2	(226)
Foreign exchange gains (losses)	180	144	(36)	1	(37)
Discounting	(148)	(148)	0		0
Finance costs, net	(3,365)	(3,625)	(260)	3	(263)
Equity in net income (loss) of affiliates	4	-	(4)
Other non-operating income (expense), net	113	-	(113)
Employee profit-sharing	(269)	-	269
Goodwill amortisation	(1,788)	-	1,788
Exceptional goodwill amortisation	(519)	-	519
Income tax expense	(1,998)	(2,477)	(479)	30	(509)
Net Income	3,002	3,210	208	(73)	281
Attributable to:
- Equity holders of France Télécom SA	2,784	3,017	233		233
- Minority Interests	218	193	(25)	(73)	48

Earnings per share
Attributable to equity holders of France Telecom SA
- Basic	1.14	1.23	0.09		0.09
- Diluted	1.12	1.22	0.10		0.10

2.4	Effects on the opening balance sheet at January 1, 2004

French GAAP balance sheet		Changes of method (French GAAP)*	Reclassifications**		IFRS adjustments		IFRS	Note	IFRS balance sheet
Goodwill, net	25,838	699	0		0		26,537		Goodwill, net
Intangible assets, net	16,554		1,685		(2,374)		15,865		Other intangible assets, net
				1,896		(2,469)		2.6.7
				(211)		114		2.6.11
						(19)
Property, plant and equipment, net	30,635		(1,713)		50		28,972		Property, plant and equipment, net
				(1,896)		293		2.6.12
				183		(149)		2.6.12
						14		2.6.11
						(108)
Investments accounted for under the equity method	205		462		(60)		607		Interests in associates and assets held for sale
Non-consolidated investments	1,045		(460)		142		727	2.6.13	Assets available-for-sale
Other long-term assets, net	3,171	(1,718)			3,376		4,829		Other financial and non-current assets
						1,706		2.6.5
						1,253		2.6.18
						436		2.6.14
						(19)
Deferred income taxes, net (long-term)	7,927	279	1,429		1,516		11,151		Deferred tax assets, net
						1,759		2.6.10
						346		2.6.10
						(450)		2.6.10
						(98)		2.6.10
						(41)
Total long-term assets	85,375	(740)	1,403		2,650		88,688		Total non-current assets
Inventories, net	516		122		20		658		Inventories, net
Trade accounts receivable, less provisions	3,819	3,143	0		(2)		6,960		Trade receivables, net
Deferred income taxes, net	1,429		(1,429)		(0)		0
Prepaid expenses and other current assets	3,470		(3,455)		(15)
			2,131		(88)		2,043		Other receivables
			65				65		Current tax assets
			1,103		(335)		768		Prepaid expenses and other current assets
				1,101		(265)
				2		(70)
Marketable securities	1,874		156		159		2,189		Other financial and current assets
				158		146		2.6.14
				(2)		13
Cash and cash equivalents	3,350	41			(21)		3,370		Cash and cash equivalents
Total current assets	14,458	3,184	(1,307)		(282)		16,053		Total current assets

Total assets	99,833	2,444	96		2,368		104,741		Total assets
(*)	The changes of method under French GAAP are described in note 2.6.1
(**)	The main reclassifications are described in note 2.6.19

French GAAP balance sheet		Changes of method (French GAAP)*	Reclassifications**		IFRS adjustments		IFRS	Note	IFRS balance sheet
Share capital	9,609						9,609		Share capital
Additional paid-in capital	15,333						15,333		Additional paid-in capital
Retained earnings (losses carried	(6,033)	(582)	(6,883)		(1,805)		(15,303)		Retained earnings (deficit)
Foreign currency translation adjustment	(6,883)		6,883				0		Foreign currency translation adjustment
Shareholders’ equity	12,026	(582)	0		(1,805)		9,639		Equity attributable to equity holders of France Télécom SA
Minority interests	5,966	(519)			(1,091)		4,356		Minority interests
Shareholders’ equity including minority interests	17,992	(1,101)	0		(2,896)		13,995		Total equity
Non-refundable funds and equivalents	5,279				(5,279)		0
Bonds	36,356				3,004		39,360		Exchangeable or convertible bonds
						4,031		2.6.6
						(1,152)		2.6.14
						125
Other long- and medium-term debt less current portion	2,408	2,155	122		4,958		9,643		Financial long term debt
						1,431		2.6.5
						983		2.6.4
						1,162		2.6.18
						1,352		2.6.14
						30
Other long-term liabilities	5,986	(1,266)	(4,712)		(8)
			3,040		85		3,125		Provision for employee benefit costs
			1,139		(73)		1,066		Provisions
			1,563		(57)		1,506		Other non-current liabilities
			467		1,530		1,997		Deferred tax liabilities
						1,312		2.6.10
						206		2.6.10
						56		2.6.12
						(44)
Total long-term liabilities	44,750	889	1,619		9,439		56,697		Total non-current liabilities
Current portion of long- and medium- term debt	9,057		5		54		9,116		Current portion of long-term debt
				5		86		2.6.18
						(32)		2.6.14
Bank overdrafts and other short-term borrowings	1,570	1,462	2,077		159		5,268		Bank overdrafts and other short-term borrowings
						285		2.6.14
						(126)
	0		1,324		(10)		1,314		Accrued interest payable
			1,299		(27)		1,272		Provisions
Trade accounts payable	7,368				(24)		7,344		Trade payables
	0		3,250		18		3,268		Employee liabilities
Accrued expenses and other payables	9,040	897	(9,900)		(37)		0
Other current liabilities	1,378		(1,361)		(17)
			1,378		0		1,378		Other payables
			1,480		(84)		1,396		Other current liabilities
	0		406		(8)		398		Current tax payable
Deferred income taxes, net	234		(236)		2		0
Deferred income	3,165	297	(1,245)		1,078		3,295		Deferred income
						1,052		2.6.8
						26
Total current liabilities	31,812	2,656	(1,523)		1,104		34,049		Total current liabilities

Total liabilities and shareholders’ equity	99,833	2,444	96		2,368		104,741		Total equity and liabilities
(*)	The changes of method under French GAAP are described in note 2.6.1
(**)	The main reclassifications are described in note 2.6.19

2.5	Effects on the closing balance sheet at December 31, 2004

French GAAP balance sheet		Reclassifications*		IFRS adjustments		IFRS	Note	IFRS balance sheet
Goodwill, net	25,806	0		1,783		27,589	2.6.9	Goodwill, net
Intangible assets, net	15,904	1,736		(2,789)		14,851		Intangible assets, net
			1,881		(3,151)		2.6.7
			(145)		201		2.6.17
					141		2.6.11
					20
Property, plant and equipment, net	29,034	(1,757)		6		27,283		Property, plant and equipment, net
			(1,881)		281		2.6.12
			124		(153)		2.6.15
					98		2.6.17
					1		2.6.11
					(220)		2.6.20
					(1)
Investments accounted for under the equity method	174	216		(20)		370		Interests in associates and assets held for sale
Non-consolidated investments, net	760	(214)		69		615	2.6.13	Assets available-for-sale
Other long-term assets, net	1,635	0		2,650		4,285		Other financial and non-current assets
					1,706		2.6.5
					760		2.6.18
					184		2.6.14
Deferred income taxes, net	7,118	1,431		920		9,469		Deferred tax assets, net
					998		2.6.10
					360		2.6.10
					(425)		2.6.10
					(70)		2.6.10
					57
Total long-term assets	80,431	1,412		2,619		84,462		Total non-current assets
Inventories, net	579	69		(4)		644		Inventories, net
Trade accounts receivable, less provisions	6,599			(10)		6,589		Trade receivables, net
Deferred income taxes, net	1,431	(1,431)		(0)		0
Prepaid expenses and other current assets	3,833	(3,809)		(24)
		2,723		(28)		2,695		Other receivables
		88		0		88		Current tax assets
		953		(203)		750		Prepaid expenses and other current assets
					(209)
					6
Marketable securities	249	44		19		312		Other financial and current assets
					56		2.6.14
					(37)
Cash and cash equivalents	3,203			(50)		3,153		Cash and cash equivalents
Total current assets	15,894	(1,363)		(300)		14,231		Total current assets

Total assets	96,325	49		2,319		98,693		Total assets
(*)	The main reclassifications are described in note 2.6.19

French GAAP balance sheet		Reclassifications*	IFRS adjustments		IFRS	Note	IFRS balance sheet
Share capital	9,869		0		9,869		Share capital
Additional paid-in capital	12,675				12,675		Additional paid-in capital
Retained earnings (losses carried forward)	(3,137)		(8,536)		(11,673)		Retained earnings (deficit)
Net income for the period	2,784		233		3,017		Net Income (loss) for the year
Foreign currency translation adjustment	(6,510)		7,073		563		Foreign currency translation adjustment
Shareholders’ equity	15,681	0	(1,230)		14,451		Equity attributable to equity holders of France Télécom SA
Minority interests	4,052		(820)		3,232		Minority interests
Shareholders’ equity including minority in interests	19,733	0	(2,050)		17,683		Total equity
Non-refundable funds and equivalents	5,149	(0)	(5,149)		0
Bonds	32,092		2,130		34,222		Exchangeable or convertible bonds
				3,994		2.6.6
				(97)		2.6.6
				(1,773)		2.6.14
				6
Other long- and medium-term debt less current portion	3,934	116	4,521		8,571		Financial long term debt
				1,508		2.6.5
				547		2.6.4
				706		2.6.18
				1,824		2.6.14
				(64)
Other long-term liabilities	4,458	(4,454)	(4)
		3,260	0		3,260		Provision for employee benefit costs
		618	(1)		617		Provisions
		1,381	(7)		1,374		Other non-current liabilities
		487	1,491		1,978		Deferred tax liabilities
				1,297		2.6.10
				53		2.6.10
				54		2.6.12
				87
Total long-term liabilities	40,484	1,408	8,130		50,022		Total non-current liabilities
Current portion of long- and medium-term debt	7,478	2	(37)		7,443		Current portion of long term debt
				48		2.6.18
				(7)		2.6.14
				(78)
Bank overdrafts and other short-term borrowings	3,886		151		4,037		Bank overdrafts and other short-term borrowings
				232		2.6.14
				(81)
	0	1,122	50		1,172		Accrued interest payable
		1,082	(41)		1,041		Provisions
Trade accounts payable	7,786		(29)		7,757		Trade payables
	0	2,603	281		2,884		Employee liabilities
				284		2.6.16
				(3)
Accrued expenses and other payables	7,142	(7,095)	(47)
Other current liabilities	790	(767)	(23)
		1,869	0		1,869		Other payables
		832	(48)		784		Other current liabilities
	0	425	6		431		Current tax payable
Deferred income taxes, net	285	(287)	2		0
Deferred income	3,592	(1,145)	1,123		3,570		Deferred income
				1,105		2.6.8
				18
Total current liabilities	30,959	(1,359)	1,388		30,988		Total current liabilities

Total liabilities and shareholders’ equity	96,325	49	2,319		98,693		Total equity and liabilities
(*)	The main reclassifications are described in note 2.6.19

2.6	Description of the main IFRS adjustments

Restatements done through a change in accounting policy in the French GAAP accounts

2.6.1	Scope of consolidation

In accordance with IAS 27 - Consolidated and Separate Financial Statements and SIC 12 – Consolidation: Special Purpose Entities, subsidiaries that are controlled by France Telecom, directly or indirectly, have been fully consolidated as from January 1, 2004 including entities where control does not result from the ownership of shares. Tele Invest and Tele Invest II, two Kulczyk Holding entities that acquired TPSA shares, and the special purpose entities set up in connection with trade receivables securitization programs, have therefore been fully consolidated in the opening IFRS balance sheet.

In the French GAAP consolidated financial statements, these entities were excluded from the scope of consolidation up to December 31, 2003 but were consolidated in 2004 in compliance with the Loi de Sécurité Financière (Financial Security Act) dated August 1, 2003.

First-time consolidation of Tele Invest and Tele Invest II from January 1, 2004 led to a €519 million reduction in minority interests, corresponding to the 13.57% interest in TPSA held by these entities, a €699 million increase in net goodwill, a €66 million reduction in shareholders’ equity including cumulative translation adjustments attributable to equity holders of France Telecom SA, and a €2,155 million increase in borrowings.

In the 2004 French GAAP income statement, consolidation of these two entities led to recognition of a €43 million goodwill amortization charge and interest expense of €99 million and there had been no movements in the provision for risk previously recorded (€870 million carried in the balance sheet at December 31, 2003), which was written off to equity in the opening balance sheet at January 1, 2004.

In the IFRS income statement, the €43 million additional goodwill amortization charge has been reversed.

At January 1, 2004, first-time consolidation of special purpose entities set up in connection with trade receivables securitization programs led to i) on the assets side, reinstatement of the sold receivables, generating a €3,143 million increase in trade receivables, net, a €1,718 million decrease in other non-current financial assets and derivative instruments, corresponding to the net value of the retained interests, and a €41 million increase in cash and cash equivalents, and ii) on the liabilities side, a €1,462 million increase in bank overdrafts and short-term borrowings and a €4 million increase in shareholders’ equity.

2.6.2	Provisions for pensions and other post-employment benefit obligations

The principles governing the measurement and recognition of pension and other post-employment benefit obligations in accordance with IAS 19 – Employee Benefits are similar to those applied in the 2004 French GAAP accounts, with retrospective effect from January 1, 2004, in accordance with CNC recommendation 2003-R.01 and the first-time adoption rules set out in CNC press release dated July 22, 2004.

The effect of the change in accounting policy under French GAAP, consisting mainly of the recognition at the transition date of cumulative actuarial gains and losses not recognized previously, is a €502 million reduction in equity (before the €177 million deferred tax asset) and a €502 million increase in provisions for pensions and other post-employment benefit obligations.

2.6.3	Loyalty programs

Following adoption of Comité d’Urgence (Emerging Accounting Issues Committee) recommendation 2004-E dated October 13, 2004 on the accounting treatment of discounts and other benefits (goods or services) granted to customers, the accounting treatment of loyalty programs with a contract renewal obligation is the same as that for programs without a renewal obligation, which are accrued and presented as a reduction in revenues. The effect of this change of accounting policy under French GAAP at January 1, 2004 is a €297 million reduction in equity (before the €102 million positive deferred tax effect). This accounting policy has been maintained in the IFRS accounts.

Other adjustments

2.6.4	Commitments to purchase minority interests (put options)

As explained in Notes 3.18 and 2.1, based on IAS 27 – Consolidated and Separate Financial Statements and IAS 32 – Financial Instruments: Disclosure and Presentation in their current, commitments to purchase minority interests and put options granted to minority shareholders are recognized in debt and as a reduction in minority interests. Where the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in shareholders’ equity attributable to equity holders of France Telecom SA.

The impact on the opening balance sheet at January 1, 2004 is €983 million, including €458 million for the Orange tender offer (offre publique de retrait) followed by the compulsory purchase of the remaining shares (retrait obligatoire) and €525 million for put options granted to minority shareholders, mainly of Orange Slovensko.

In the 2004 consolidated income statement, the revaluation of these purchase commitments has a negative impact on the net income for €69 million.

The impact on equity at December 31, 2004 amounts to €547 million, primarily concerning Orange Slovensko.

2.6.5	France Telecom SA tax loss carry back receivable

In the French GAAP accounts, sales by France Telecom of tax loss carry back receivables to a financial institution in 2000 and 2001 led to the removal of the credits from the balance sheet. This accounting treatment does not comply with IAS 18 – Revenue. Consequently, the carry back receivables have been re-reinstated in the opening IFRS balance sheet at January 1, 2004 and a liability has been recognized in the same amount. The carry back receivables cannot be recorded as a deduction from financial debt, because they are tax credits. The asset and liability will be extinguished in 2006 and 2007, when the receivables are settled by the French State to the financial institution.

In the opening balance sheet at January 1, 2004, recognition of the tax loss carry back receivables has the effect of increasing (i) receivables by €1,706 million, (ii) financial debt by €1,431 million, corresponding to the proceeds from the sale of the credits (€1,300 million) less transaction costs (€11 million) plus accrued interest calculated at the implicit interest rate (€142 million), and (iii) equity by €275 million (€177 million net of the related deferred tax liability).

In the 2004 income statement, recognition of the carry back receivables in the balance sheet has the effect of increasing finance costs by €77 million (€49 million after tax), corresponding to accrued interest on the debt for 2004.

In the closing balance sheet at December 31, 2004, the carry back receivables are carried in assets for an amount of €1,706 million, the corresponding debt totals €1,508 million, and the unamortized portion of the debt recognized in equity amounts to €198 million (€128 million net of deferred tax liabilities). The €198 million corresponds to interest to be added to the debt over the period to the date of settlement of the carry back receivables , in 2006 and 2007.

2.6.6	Hybrid financial instruments

A hybrid financial instrument is a debt instrument that contains both a liability component and an equity component. According to IAS 32, the issuer of a financial instrument must classify the instrument, or its component parts, at inception as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. The perpetual bonds redeemable for shares (TDIRAs) and bonds convertible into or exchangeable for new or existing shares (OCEANEs) issued during the second six months of 2004 are therefore recognized based on their liability and equity components.

Perpetual bonds redeemable for shares (TDIRAs)

The TDIRAs, which were classified as quasi-equity in the French GAAP accounts, have been recognized as a financial liability and an equity instrument in the IFRS accounts. The component recognized in equity in the opening IFRS balance sheet at January 1, 2004 amounts to €1,267 million (versus €4,031 million recognized in financial debt). In addition, the effect of applying the amortized cost method impacts equity for €18 million. The net effect on opening equity is therefore €1,249 million. At December 31, 2004, the instrument’s equity component amounts to

€1,236 million (and the liability component to €3,994 million) and €81 million has been deducted from equity corresponding to the effect of applying the amortized cost method. The total effect at December 31, 2004 is therefore €1,155 million on equity and €3,994 million on debt. Lastly a deferred tax liability has been recognized for €450 million at January 1, 2004 and €425 million at December 31, 2004.

Bonds convertible into or exchangeable for new or existing shares (OCEANEs)

At December 31, 2004, the effect on equity of the OCEANEs issued during the second six months of the year amounts to €97 million. A deferred tax liability of €32 million has been recognized at December 31 2004.

2.6.7	Customer list amortization

Market shares acquired in business combinations that are recognized in the French GAAP accounts were analyzed under US GAAP as corresponding to the value of customer lists, amortizable over the expected life of the commercial relationship. The same analysis applies under IAS 38 – Intangible Assets. Consequently, in the IFRS accounts, the market shares recognized in the French GAAP accounts – which were not amortized – have been reclassified as customer lists and recorded net of amortization.

The negative effect on equity in the IFRS balance sheet amounts to €2,469 million at January 1, 2004 (including a €1,952 million deduction from equity attributable to equity holders of France Telecom SA) and €3,100 million at December 31, 2004 (including a €2,472 million deduction from equity attributable to share holders of France Telecom SA) .

In the 2004 IFRS income statement, the effect is an increase in amortization of intangible assets of €582 million.

Customer list amortization also affects the amount reported under IFRS for impairment losses on Equant property, plant and equipment and intangible assets (see Note 2.6.17).

2.6.8	Revenue

The effect on equity in the opening IFRS balance sheet at January 1, 2004 of IFRS adjustments to revenue – except for the loyalty program effect – is a reduction of €1,052 million (before the €346 million positive deferred tax effect). This effect corresponds mainly to the deferral over the average life of the contractual relationship of fixed wire telephone service connection fees.

Revenue in the 2004 IFRS income statement is €782 million lower than the French GAAP figure, due mainly to changes of appreciation in revenue recognition and the presentation changes described below.

Changes	on the revenues recognition accounting policy

•	Deferred recognition of revenues corresponding to initial fixed wire telephone service connection fees: negative effect of €80 million.

•	Positive impact associated with promotional offers, mainly from the mobile business, including free minutes, the impact of which is deferred over the contractual commitment term: €26 million.

Presentation	of certain expenses as a deduction from revenue

•	Reclassification as a deduction from revenue of content and other provider expenses, mainly in respect of special premium-rate numbers: negative effect of €352 million.

•	Recognition of revenues from mobile equipment sold in a packaged offer via indirect distribution channels based on the price paid by the end customer: negative effect of €345 million.

•	“Service Level Agreement” penalties paid in the fixed wire telephony business: negative effect of €16 million.

All of these items are recognized as an expense according to French GAAP.

The net effect on 2004 consolidated gross operating margin is a decrease of €41 million.

The net effect on equity at December 31, 2004 is a decrease of €1,105 million (before the €360 million positive deferred tax effect). This amount corresponds mainly to the negative effect of deferred connection fees in the fixed wire telephone service over the average life of the contractual relationship.

2.6.9	Goodwill amortization and impairment losses

In accordance with the exemption provided for in IFRS 1, the Group has opted not to restate past business combinations that occurred prior to January 1, 2004. Under IFRS 3 – Business Combinations, effective from January 1, 2004, goodwill is not amortized, leading to a €1,773 million positive effect on 2004 net income.

No additional impairment losses on goodwill have been recorded in the opening IFRS balance sheet at January 1, 2004 or the 2004 income statement. In 2004, the €534 million impairment loss recorded in the IFRS accounts in respect of Equant corresponds to €519 million in impairment losses and €15 million reported as amortization expense in the 2004 French GAAP accounts.

2.6.10	Deferred taxes

The main effects on the opening IFRS balance sheet at January 1, 2004 related to deferred taxes are as follows:

•	According to IAS 12 – Income Taxes, deferred taxes are not discounted. Reversal of the discounting adjustments recorded in the French GAAP accounts has a positive effect of €1,759 million on the opening balance sheet.

•	Under IAS 12, deferred tax liabilities are recognized on all intangible assets acquired in business combinations (trade marks and customer lists). Deferred tax liabilities recognized in the opening IFRS balance sheet in accordance with IAS 12 amount to €1,313 million for trade marks and €206 million for customer lists.

The other material deferred tax adjustments recorded in the opening IFRS balance sheet are as follows:

•	Deferred tax liability of €450 million from the of the liability and equity components of TDIRAs (excluding the amortized cost effect).

•	Deferred tax asset of €346 million related to the change of revenue recognition policy.

•	Deferred tax asset of €177 million on provisions for pensions and other post-employment benefits.

•	Deferred tax asset of €102 million related to loyalty programs.

•	Deferred tax liability of €98 million on the tax loss carry back receivables.

•	Deferred tax liability of €54 million related to the effects of the other adjustments.

In the 2004 IFRS income statement, application of IAS 12 led to the cancellation of the reversal of the provision recorded for discounting of the deferred tax effect, generating a €776 million reduction in net income. Movements resulting from the application of other standards have a net positive effect of €283 million.

At December 31, 2004, the main effects of IFRS adjustments on deferred taxes are as follows:

•	Deferred tax liability of €1,297 million on trade marks (including a €1,285 million impact on equity attributable to equity holders of France Telecom SA) and €54 million on customer lists.

•	Deferred tax liability of €425 million on the TDIRAs (excluding the effect of applying the amortized cost method) and €32 million on the OCEANEs.

•	Deferred tax assets of €360 million on revenue recognition adjustments.

•	Deferred tax asset of €998 million related to the reversal of the discounting effect on deferred taxes.

•	Deferred tax liability of €70 million on the tax loss carry back receivables.

•	Deferred tax liability of €52 million related to the effects of the other adjustments.

2.6.11	Development costs

Under French GAAP, research and development costs are recognized as an expense for the period in which they are incurred. According to IFRS, development costs meeting the required criteria are capitalized and amortized.

In the opening IFRS balance sheet at January 1, 2004, an amount of €128 million, corresponding to cumulative development costs (€212 million) less accumulated amortization (€84 million) has been recognized in assets, leading to an increase in equity in the same amount.

In the 2004 IFRS income statement, the effect is an €86 million increase in gross operating margin and a €25 million increase in operating income.

In the IFRS balance sheet at December 31, 2004, capitalized development costs amount to €142 million (corresponding to a gross value of €260 million less accumulated amortization of €118 million).

2.6.12	Property, plant and equipment

In the opening IFRS balance sheet at January 1, 2004:

•	The revaluation at fair value of TP Group property, plant and equipment has the effect of increasing tangible assets by €293 million (€237 million after tax).

•	Unamortized capitalized interest in the amount of €149 million before tax has been eliminated from the net book value of tangible assets, leading to a reduction in equity in the same amount.

In the 2004 IFRS income statement:

•	The revaluation at fair value of TP Group property, plant and equipment has the effect of increasing amortization expense by €51 million, affecting operating income.

•	The change in the method of accounting for borrowing costs on acquisitions of property, plant and equipment has a €2 million positive effect on operating income.

In the IFRS balance sheet at December 31, 2004:

•	The revaluation at fair value of TP Group property, plant and equipment has the effect of increasing the net book value of tangible assets by €281 million (€236 million after tax).

•	Elimination of unamortized capitalized interest has the effect of reducing the net book value of tangible assets by €153 million, compared with the French GAAP amount.

•	The effect on impairment losses on Equant and intangible assets is described in Note 2.6.17.

2.6.13	Remeasurement of financial assets at fair value

Under IFRS, financial assets held for trading and available for sale are measured at fair value. Gains and losses arising from remeasurement at fair value are recognized in the income statement for assets held for trading and in equity for available-for-sale financial assets. In addition, when there is objective evidence that available-for-sale assets are impaired, the cumulative loss recorded in equity is written off through profit or loss. In the French GAAP accounts, these assets are stated at the lower of cost and fair value. Therefore, the impact on equity in the opening IFRS balance sheet at January 1, 2004 is an increase of €176 million. This restatement mainly concerns available-for-sale assets, for €142 million, including €57 million on Pramindo Ikat shares and €44 million on Intelsat shares.

Gains and losses arising from remeasurement at fair value recognized in the 2004 IFRS income statement represent a net loss of (€83 million), including a (€22 million) net loss on mutual fund units, the (€40 million) negative effect of canceling the provision reversal on Bull shares, and the (€30 million) negative effect of canceling the provision reversal on Optimus shares.

In 2004, the effect of recognizing directly in equity gains and losses from remeasurement at fair value of available-for-sale assets is a negative (€11 million).

The effect of the adjustments on equity at December 31, 2004 amounts to €83 million, corresponding mainly to the remeasurement at fair value of Intelsat shares for €41 million.

2.6.14	Derivative instruments and interest rate and currency hedges

Group policy consists of using derivative instruments to hedge economic interest rate and currency risks. In accordance with IAS 39 – Financial Instruments: Recognition and Measurement, derivative instruments are measured at fair value in the balance sheet. Financial instruments that fulfill the documentation and effectiveness criteria described in Note 3.15, which are eligible for hedge accounting, are accounted for according to the principles described in that note.

The Group uses interest rate derivatives to hedge part of its financial debt. For certain derivatives designated as fair value hedges of identified underlying (fixed rate financial debt), changes in the fair value of the derivative largely offset changes in the fair value of the underlying financial debt. Other derivatives qualify as cash flow hedges (of floating rate debt). The effective portion of gains and losses arising from the remeasurement of derivatives at fair value is accounted for in equity and the ineffective portion is recognized in the income statement.

The Group uses currency derivatives to hedge debts in foreign currencies. Under IFRS, the debt is measured at the period-end rate and the resulting exchange gain or loss is offset by the exchange loss or gain arising from the measurement of the derivatives at fair value in the balance sheet.

In the opening IFRS balance sheet at January 1, 2004, application of IAS 39 to derivative instruments has the effect of increasing equity by €11 million. Remeasurement at fair value of bonds redeemable for STM shares (carried at nominal value in the French GAAP accounts) has a €53 million negative effect on equity. The effect of recognizing derivative instruments (other than the bonds redeemable for STM shares) in the balance sheet is a €59 million reduction in equity at the level of France Telecom SA. This corresponds to gains of €88 million on derivatives not recognized in the French GAAP accounts and a €147 million negative effect on gains and losses on cash flow hedges recognized in equity. The impact on cash flow hedge reserves corresponds mainly to the equalizing payment recognized as deferred income under French GAAP. Lastly, the effect of measuring NTL warrants at fair value is €35 million (corresponding to the gain not recognized in the French GAAP figures while measurement of Equant contingent value rights certificates (CVGs) at fair value has a €28 million effect on equity.

In the IFRS balance sheet at December 31, 2004, application of IAS 39 has a €34 million effect on equity. The change in value of the listed bonds redeemable for STM shares has a positive effect of €56 million on closing equity. The effect of recognizing derivative instruments (other than the bonds redeemable for STM shares) in the balance sheet is a (€130 million) reduction in equity at the level of France Telecom SA. This corresponds to gains of €25 million on derivatives not recognized in the French GAAP accounts and a (€155 million) negative effect on cash flow hedge reserves recognized in equity. The effect on equity of measuring NTL warrants at fair value is €6 million, corresponding to the gain not recognized in the French GAAP accounts.

Derivatives are also used to hedge part of the Group’s bond debt (current and non-current portions) against currency risks. The derivative impact, accounted for jointly with the bond debt in the French GAAP accounts amounts to €1,184 million at January 1, 2004 and €1,780 million at December 31, 2004. Under IFRS, foreign currency debt is converted at the period-end rate, and the effect of applying the hedging rate in the French GAAP accounts has therefore been cancelled in the IFRS balance sheet.

Under IFRS, the fair value of the total derivatives portfolio is analyzed by maturity and between gains (recorded as assets) and losses (recorded as liabilities), across the following four balance sheet captions:

•	In “Financial debt long-term” for €1,352 million at January 1, 2004 (€1,824 million at December 31, 2004)

•	In “Other non-current financial assets“ for €436 million at January 1, 2004 (€184 million at December 31, 2004)

•	In “Bank overdrafts and other short-term borrowings” for €285 million at January 1, 2004 (€232 million at December 31, 2004)

•	In “Other current financial assets“ for €146 million at January 1, 2004 (€56 million at December 31, 2004).

2.6.15	Transaction costs, issue and redemption premiums

Under IFRS, transaction costs (including issue and redemption premiums) that are directly attributable to the acquisition or issue of a financial liability are deducted from the liability’s carrying value. This is because financial liabilities are initially recognized at cost, corresponding to the fair value of the amounts paid or received in exchange for the liability.

They are amortized over the debt term by the effective interest method (as opposed to the straight-line method under French GAAP).

In the opening IFRS balance sheet at January 1, 2004, recognition of financial liabilities at amortized cost (excluding carry back effect) has the effect of reducing equity by (€100 million). Of the total, (€95 million) concerns France Telecom SA, including (€18 million) arising from application of the amortized cost method to perpetual bonds redeemable for shares (TDIRAs).

In the IFRS balance sheet at December 31, 2004, recognition of financial liabilities at amortized cost (excluding carry back) has the effect of reducing equity by (€182 million). The amount at the level of France Telecom SA is (€187 million), including an (€81 million) effect on equity arising from application of the amortized cost method to perpetual bonds redeemable for shares (TDIRAs).

2.6.16	Stock options and employee share issues

Stock options

Under French GAAP, no compensation expense is recognized on stock option grants.

Application of IFRS 2 – Share-based Payment, leads to the recognition of an expense for stock options granted to employees. In the opening IFRS balance sheet at January 1, 2004, all of the plans have been considered as equity-settled. The cumulative expense of €544 million at January 1, 2004 is offset by an increase in an equity account, with no effect on total equity. In 2004, €257 million has been reclassified from equity to accrued compensation expense in respect of the Orange share liquidity agreement, as the Group is no longer able to deliver shares but only cash.

In the 2004 IFRS income statement, the expense related to stock options amounts to €136 million, offset by €109 million recognized in equity for equity-settled plans and €27 million recognized in debt for cash-settled plans.

Employee share issues

Following the sale of shares to outside investors, Pages Jaunes carried out an employee rights issue.

Following the sale by the French State of 10.85% of France Télécom SA’s capital, the French State offered shares to current and former France Télécom Group employees in accordance with the Privatization Act of 6 August 1986. A total of 28.7 million shares were purchased by employees.

Under IFRS, the compensation related expense (concerning current and former France Télécom Group employees) has been determined based on the fair value of the rights to shares at the grant date, taking into account the restriction period. In the 2004 IFRS income statement, the effect is an additional charge of (i) €190 million in respect of the French State’s share offer and (ii) €16 million in respect of the Pages Jaunes rights issue.

2.6.17	Impairment of Equant tangible and intangible assets

The positive effect of €299 million on the IFRS income statement corresponds to the reduction in impairment losses on non-current assets compared to the amount recorded in the French GAAP accounts. This effect mainly corresponds to retrospective amortization of the Equant customer lists, recognized in equity in the opening IFRS balance sheet, leading to a reduction in Equant’s net book value.

2.6.18	In-substance defeasance and cross-lease operations

Under French GAAP, the guarantee deposits paid and lease commitments given under Orange finance leases (in-substance defeasance) and the prepayments made and lease commitments given by France Télécom SA and Orange under cross-leases with separate third parties (QTE lease) are offset.

In the IFRS balance sheet, the deposits (€1,253 million at January 1, 2004 and €754 million at December 31, 2004) and lease commitments are reported separately as assets and liabilities, in accordance with IAS 32 – Financial Instruments: Disclosure and Presentation, and included in the calculation of net financial debt.

The net profit recognized on the Orange finance leases (€122 million at January 1, 2004 and €116 million at December 31, 2004) is reported as deferred income in the French GAAP financial statements and has been reclassified as financial debt in the IFRS figures.

2.6.19	Main reclassifications

2.6.19.1	Main balance sheet reclassifications

Reclassification of minority interests

In accordance with IAS 27 – Consolidated and Separate Financial Statements, minority interests reported on a separate line of liabilities in the French GAAP balance sheet for €5,966 million, are reported as a separate component of equity in the IFRS balance sheet at January 1, 2004. At December 31, 2004, minority interests included in equity amounted to €4,052 million.

Other balance sheet reclassifications

Various balance sheet items have been reclassified to comply with IFRS presentation rules. The main reclassifications made in the opening balance sheet at January 1, 2004 – in addition to the one described above – are as follows:

•	Software, which is included in property, plant and equipment in the French GAAP balance sheet, has been reclassified as an intangible asset for €1,896 million (€1,881 million at December 31, 2004).

•	Indefeasible Rights of Use (IRUs), which are included in intangible assets in the French GAAP balance sheet, have been reclassified as tangible assets for €183 million (€124 million at December 31, 2004).

•	Other receivables and prepaid expenses in the French GAAP balance sheet have been analyzed mainly between four captions, as follows:

■	In “Other receivables” for €2,131 million (€2,723 million at December 31, 2004)

■	In “Current tax assets” for €65 million (€88 million at December 31, 2004)

■	In “Prepaid expenses and other current assets” for €1,103 million (€953 million at December 31, 2004).

■	In “Other current financial assets “ for €156 million (€44 million at December 31, 2004).

•	Other medium- and long-term debt in the French GAAP balance sheet has been analyzed mainly between four captions, as follows:

■	In “Non-current provision for employee benefit costs” for €3,040 million (€3,260 million at December 31, 2004).

■	In “Long-term provisions” for €1,139 million (€618 million at December 31, 2004).

■	In “Other non-current liabilities” for €324 million (€241 million at December 31, 2004).

■	In “Deferred tax liabilities” for €230 million (€200 million at December 31, 2004).

•	Accrued expenses and other payables in the French GAAP balance sheet have been analyzed mainly between six captions, as follows:

■	In “Bank overdrafts and short-term borrowings” for €2,077 million, corresponding to the Equant contingent value rights certificates (CVGs) redeemed in 2004.

■	In “Accrued interest” for €1,324 million (€1,122 million at December 31, 2004).

■	In “Short-term provisions” for €1,299 million (€1,082 million at December 31, 2004).

■	In “Current employee benefit costs” for €3,250 million (€2,603 million at December 31, 2004).

■	In “Other payables” for €1,374 million (€1,866 million at December 31, 2004).

■	In “Current tax payable” for €406 million (€425 million at December 31, 2004).

•	Other current liabilities in the French GAAP balance sheet are recognized mainly in “Other current liabilities”.

•	Deferred income tax assets and liabilities have been classified as non-current. Therefore, the “Deferred tax assets short-term net” caption in the French GAAP balance sheet has been reclassified in deferred tax assets and liabilities.

•	Non-operating deferred income, reported in the French GAAP balance sheet under deferred income, has been reclassified as “Other non-current liabilities” for €1,244 million (€1,145 million at December 31, 2004). This amount includes civil engineering work invoiced in advance in connection with the disposal of cable networks (€0.6 billion).

2.6.19.2	Main income statement reclassifications

In addition to the IFRS adjustments restatements described above (concerning revenue recognition, capitalization of development costs, proportional consolidation of Sonatel, etc.) certain presentation changes have been made to the income statement to comply with the IFRS format. The main reclassifications in 2004 concern profit from operations, as follows:

•	Employee profit sharing is reported under “Employee benefit expenses”.

•	Exceptional amortization of goodwill is reported under “Impairment of goodwill”.

The net income of €113 million reported under “Other non-operating income/(expense), net” in the French GAAP income statement has been reclassified mainly among the following captions:

•	In “Other operating income and expenses” for (€93 million).

•	In “Wages and employee benefit expenses” for (€69 million).

•	In “Share-based compensation “ and “Employee profit-sharing” for (€68 million).

•	In “Impairment of tangible and intangible assets” for (€431 million) .

•	In “Disposals of assets” for €846 million

•	In “Restructuring costs” for (€181 million).

Gains and losses on disposals of assets reported in the 2004 French GAAP income statement represented a net profit of €644 million. The amount of €922 million reported in the IFRS income statement also includes gains of €163 million on company liquidations, reported in the French GAAP income statement under provision reversals and other, as well as a €51 million dilution gain and €46 million in profits on disposals of non-current assets reported in the French GAAP income statement as a component of operating income before depreciation and amortization of actuarial adjustments in the early retirement plan.

2.6.20	Sonatel

Under IFRS, use of the proportional consolidation method for Sonatel in Senegal and its subsidiaries (previously fully consolidated) led to the integration, in the opening IFRS consolidated balance sheet at January 1, 2004, of France Telecom’s 42.33% interest in these companies’ assets and liabilities. The change of consolidation method has no impact on either profit or equity attributable to equity holders of France Telecom SA.

2.7	Effects on debt

2.7.1	Effects on net debt

According to French GAAP, the Group defines net financial debt as total debt (converted at the hedging rate) less cash, cash equivalents and marketable securities.

Net debt is not defined in IFRS and the Group has therefore opted to apply the following definition, which is based on that formulated by the French standard-setter (CNC) in recommendation 2004-R-02 on the presentation of IFRS financial statements:

Net debt corresponds to the total of financial debt (converted at the period-end exchange rate), less derivative instruments carried in assets, less cash collateral paid on derivative instruments, plus derivative instruments carried in liabilities, plus cash collateral received on derivative instruments, plus accrued interest, less cash and cash equivalents and less deposits paid on certain specific transactions (if the related debt is included in total debt). The effect of applying IFRS on net financial debt at December 31, 2004 and January 1, 2004 is summarized below:

	Note	December 31, 2004	January 1, 2004
(in millions of euros)
Net debt under French GAAP (1)		43,938	44,167
Consolidation of Tele Invest and Tele Invest II (1)		-	2,155
Consolidation of special purpose entities (trade receivables securitizations) (1)		-	1,422
Net debt adjusted for the effects of the changes in accounting policies at January 1, 2004		43,938	47,744
Effect of reclassifying part of the debt related to of perpetual bonds redeemable for shares (TDIRAs)	2.6.6	3,994	4,031
Effect of the separate recognition of the liability and equity components of bonds convertible into or exchangeable for new shares or existing shares (OCEANEs) (2)	2.6.6	(97)	-
Debt attached to carry back receivable securitization	2.6.5	1,508	1,431
Equant Contingent Value Rights Certificates (CVGs) (2)		-	2,049
Commitments to purchase minority interests (put options)	2.6.4	547	983
Accrued interest		1,172	1,308
Derivative instruments and cash collateral (3)		(1,068)	(866)
Bonds redeemable for STM shares (4)		(56)	52
Other		(15)	(39)
Net debt under IFRS		49,923	56,693

(1)	Tele Invest and Tele Invest II and the special purpose vehicles set up in connection with the securitization programs were consolidated in the French GAAP accounts at December 31, 2004 and their financial debt are therefore included in net debt determined according to French GAAP.
(2)	Under IFRS, the Equant Contingent Value Rights Certificates (CVGs) are qualified as derivative instruments and are therefore included in debt at January 1, 2004 at fair value (€2,049 million). They were redeemed on July 8, 2004 for a total of €2,015 million.
(3)	Under French GAAP, financial debts are converted at the hedging rate and currency derivatives are therefore automatically included in net debt. Under IFRS, all derivative instruments are recognized in the balance sheet and measured at fair value (see Note 2.17). The Group has decided to classify all of these derivative instruments in net debt, because they are for the most part held as hedges of financial debts. The cash collateral paid or received in response to margin calls is closely linked to the derivatives and therefore also included in net debt.
(4)	Under IFRS, the bonds redeemable for STM shares are measured at fair value (€390 million at December 31, 2004 versus €498 million at January 1, 2004).

2.7.2	Balance sheet items included in net debt under IFRS.

				Of which amounts included in calculation of net debt

IFRS BALANCE SHEET DETAIL (in millions of euros)		At 1 January 2004	At 31 December 2004	At 1 January 2004	At 31 December 2004
	Other financial and non current assets	4,829	4,285
o/w	Non-current derivative instruments	436	184	436	184
	Cash collateral paid	910	1,129	910	1,129
	In-substance defeasance deposits and cross-leases (“QTE”)	1,253	760	1,253	760
	Carryback credits and accrued interest	2,230	2,212	0	0

	Other financial and current assets	2,189	312
o/w	Current derivative instruments	146	56	146	56
	Assets held for trading	1,885	240	1,885	240
	Accrued interest	8	0	8
	Related receivables	150	16

	Cash and cash equivalents	3,370	3,153	3,370	3,153
	Assets included in the calculation of net debt			8,008	5,522

	Exchangeable or convertible bonds	39,360	34,222	39,360	34,222
	Financial long term debt	9,643	8,571	9,643	8,571

	Current portion of long term debt	9,116	7,443	9,116	7,443
	Bank overdrafts and short-term borrowings	5,268	4,037	5,268	4,037
	Accrued interest payable	1,314	1,172	1,314	1,172
	Liabilities included in the calculation of net debt			64,701	55,445

	NET DEBT			56,693	49,923

2.8	Effects on the 2004 statements of cash flows

	Period ended December 31, 2004
(in millions of euros)	French GAAP	IFRS	Difference	Adjustments
Net cash provided by operating activities	12,818	12,697	(121)	(121)

Net cash used in investing activities	(5,564)	(5,591)	(27)	(27)

Net cash used in financing activities	(7,423)	(7,346)	77	77

Net change in cash and cash equivalents	(169)	(240)	(71)	(71)

Effect of exchange rate changes on cash and cash equivalents	22	23	1	1
Cash and cash equivalents at beginning of period	3,350	3,370	20	20

Cash and cash equivalents at end of period	3,203	3,153	(50)	(50)

Applying IFRS has not effect on cash and cash equivalents, except for the (€50 million) reduction arising from the proportional consolidation of Sonatel in Senegal and its subsidiaries under IFRS as opposed to full consolidation in the French GAAP accounts.

NOTE 3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1	Basis for the preparation of the financial statements

The preparation of financial statements in accordance with IFRS requires France Telecom management to make estimates and apply assumptions that affect the reported amounts of assets and liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. Management reviews these estimates and assumptions on a continuous basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the book value of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply.

Certain IFRS offer alternative methods of measuring and recognizing assets and liabilities. The Group has chosen:

•	To continue to recognize inventories at their original cost, determined by the weighted average unit cost method, in accordance with IAS 2 – Inventories.

•	To measure tangible and intangible assets using historical cost as deemed cost instead of remeasuring tangible and intangible assets at fair value at each closing.

•	Not to capitalize interest expense incurred during the construction and acquisition period of tangible and intangible assets, as provided for under IAS 23 – Borrowing Costs.

•	Recognize actuarial gains and losses on pension and other post-employment benefit obligations as from January 1, 2004 according to the corridor method. This method consists of recognizing a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (I) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

•	Continue to consolidate jointly-controlled companies using the proportional method, as provided for in IAS 31 – Interests in Joint Ventures.

Lastly, where a specific transaction is not dealt with in any standards or interpretations, management applies judgment to define and apply accounting policies methods that will lead to relevant and reliable information, so that the financial statements:

•	Give a true and fair view of the Group’s financial position, financial performance and cash flows

•	Reflect the substance of transactions

•	Are neutral

•	Are prepared on a prudent basis

•	Are complete in all material respects.

3.2	Consolidation

•	Subsidiaries that are controlled exclusively by France Telecom, directly or indirectly, are fully consolidated.

•	Companies that are controlled jointly by France Telecom and a limited number of other shareholders are proportionally consolidated; if these companies have any exclusively controlled, fully-consolidated subsidiaries that are not wholly-owned, indirect minority interests in these subsidiaries are recognized separately in the France Télécom consolidated financial statements.

•	Companies over which France Télécom exercises significant influence (generally corresponding to an ownership interest of 20 to 50%) are accounted for using the equity method.

When assessing the level of control or significant influence exercised over a subsidiary or associate, account is taken of the existence and effect of any exercisable or convertible potential voting rights at the period-end.

•

In accordance with IFRS 5, the assets and liabilities of controlled entities that are considered as being held for sale are reported on a separate line in the consolidated balance sheet. Profits or losses of discontinued operations are reported on a separate line of the income statement. IFRS 5 defines a discontinued operation as a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations.

Material intercompany transactions and balances are eliminated in consolidation.

3.3	Translation of financial statements of foreign subsidiaries

The financial statements of foreign subsidiaries whose functional currency is not the euro – except for those subsidiaries operating in hyperinflationary economies – are translated into euros as follows:

•	Assets and liabilities are translated at the period-end exchange rate.

•	Income statement items are translated at the average rate for the period.

•	Differences arising from the use of these different rates are recorded as a separate component of equity.

The financial statements of subsidiaries that operate in hyperinflationary economies and whose functional currency is also hyperinflationary are adjusted for the effects of inflation prior to translation into euros as follows:

•	Non-monetary assets, liabilities, income, expenses and cash flows are adjusted for inflation based on the change in the general price index over the period from the initial transaction date to the period-end.

•	The exchange gain or loss on the subsidiary’s net monetary position during the period (determined based on the change in the general price index over the same period) is recognized in the income statement under exchange gains and losses.

The financial statements adjusted for inflation as explained above are then translated into euros as follows:

•	Assets, liabilities, income, expenses and cash flows for the period are translated at the period-end rate.

•	Differences arising from translation at the period-end rate of assets and liabilities carried in the opening balance sheet are recorded as a separate component of equity.

3.4	Transactions in foreign currencies

The principles covering the measurement and recognition of transactions in foreign currencies are set out in IAS 21 – The Effects of Changes in Foreign Exchange Rates. In accordance with this standard, transactions in foreign currencies are converted by the subsidiary into its functional currency at the exchange rate at the transaction date. Monetary assets and liabilities are remeasured at each balance sheet date at the period-end exchange rate and the differences arising from remeasurement are recorded in the income statement:

•	In operating income for commercial transactions.

•	In financial income or finance costs for financial transactions.

Derivative instruments are measured and recognized in accordance with the general principles described in Note 3.15. Currency derivatives are recognized in the balance sheet at fair value. Gains and losses arising from remeasurement at fair value are recognized:

•	In operating income for fair value hedges of commercial transactions.

•	In investment income or finance costs for hedges of financial assets and liabilities and derivative instruments that do not qualify for hedge accounting.

3.5	Presentation of the financial statements

As allowed under IAS 1 – Presentation of Financial Statements, expenses are presented by nature in the consolidated income statement. The presentation of the income statement under IFRS is significantly different from that under French GAAP, with the inclusion in operating income of items presented as non-operating income and expense in the French GAAP income statement and of goodwill amortisation and impairment losses.

Under IFRS, operating income corresponds to net profit before:

•	Financial income

•	Finance costs

•	Income taxes

•	Profits and losses of discontinued operations and operations held for sale.

Gross operating margin corresponds to operating income before:

•	Employee profit-sharing

•	Share-based compensation

•	Depreciation and amortisation expense

•	Impairment of goodwill and other non-current assets

•	Disposal of assets

•	Restructuring costs

•	Share of profits (losses) of associates

•	Impairment of goodwill on associates.

3.6	Revenues

Revenues from France Télécom activities are recognized and presented as follows, in accordance with IAS 18 – Revenue:

Equipment sales

Revenues from equipment sales are recognized when the significant risks and rewards of ownership are transferred to the buyer.

When the equipment is sold by a third-party retailer (indirect distribution channel) who purchases it from the Group and receives a commission for signing up the customer, the related revenue is recognized when the equipment is sold to the end-customer in an amount reflecting the Group’s best estimate of the retail price.

Equipment rentals

In accordance with IFRIC 4 – Determining Whether An Arrangement Contains A Lease, which the Group has opted to adopt early effective from January 1, 2004, the equipment for which a right of use is granted is analysed in accordance with IAS 17 – Leases.

Equipment lease revenues are recognized on a straight-line basis over the life of the lease agreement, except in the case of finance leases which are accounted for as sales on credit.

Service revenues

Telephone service and Internet access subscription fees are recognized in revenue on a straight-line basis over the service period.

Charges for incoming and outgoing telephone calls are recognized in revenue when the service is rendered.

Revenues from the sale of transmission capacity on terrestrial and submarine cables (indefeasible rights of use – IRU) are recognized on a straight-line basis over the life of the contract.

Service Level Agreement penalties paid to customers are recorded as a deduction from revenues.

Revenue-sharing arrangements (premium rate numbers, audiotel, special number for Internet dial-up) are recognized net of content or service provider fees when the provider is responsible for the service rendered and for setting the price to be paid by subscribers.

Revenues from the supply of content are also recognized net of the amount due to the content provider, when the latter is responsible for the service content and for setting the price to subscribers.

Cooperative advertising agreements with certain specific suppliers are recognized in revenues when the Group receives a fee for an identifiable service and the fair value of that service can be measured reliably. In all other cases, revenues from cooperative advertising agreements are accounted for as a deduction from the expenses incurred with the supplier. As a general rule, no amounts are recognized in revenues for cooperative advertising agreements.

Revenues from Internet advertising and from the sale of advertising space in on-line directories are recognized over the period during which the advertisement appears. Revenues from the sale of advertising space in printed directories are recognized when the directory is published.

Separable components of packaged offers and bundled offers

Sales of packaged mobile and Internet offers are considered as comprising identifiable and separate components to which general revenue recognition criteria can be applied separately. Numerous service offers on the Group’s main markets are made up of two components, a product (mobile telephone or modem) and a service. Once the separate components have been identified, the amount received or receivable from the customer is allocated based on each component’s fair value. The sum allocated to delivered items is limited to the amount that is not dependent on the delivery of other items. For example, the sum allocated to delivered equipment generally corresponds to the price paid by the end-customer for that equipment. The balance of the amount received or receivable is contingent upon the future delivery of the service.

Offers that cannot be analysed between separately identifiable components, because the commercial effect cannot be understood without reference to the series of transactions as a whole, are treated as bundled offers. Revenues from bundled offers are recognized in full over the life of the contract. The main example is connection to the service; this does not represent a separately identifiable transaction from the subscription and communications, and connection fees are therefore recognized over the average expected life of the contractual relationship.

Complex contracts

France Télécom offers customized solutions to its business customers. The related contracts are analysed as multiple-elements transactions (including management of the telecommunication network, access, voice and data transmission and migration). The commercial discounts granted under these contracts if certain conditions are fulfilled are recorded as a deduction from revenue based on the specific terms of each contract.

Migration costs incurred by France Télécom under these contracts and any upfront commissions paid to the customer are recognized in expenses when they are incurred, except in the case of contracts that include an early termination penalty clause.

Promotional offers

Revenues are stated net of discounts. For certain commercial offers where customers are offered a free service over a certain period in exchange for signing up for a fixed period (time-based incentives), the total revenue is spread over the fixed, non-cancellable period.

Loyalty programs

Loyalty programs consist of granting future benefits to customers (such as free communications and product discounts) in exchange for current use of the service (volume-based incentives).

Two types of loyalty program exist, with and without a contract renewal obligation. For both types of program, the Group defers part of the invoiced revenue over the period of acquisition of customer rights, at the fair value of these obligations.

Exchanges of goods or services

Revenues from exchanges of services barter transactions are recognized only when the actual value of the exchanged services can be determined, at the fair value of the goods or services provided or received, whichever is more readily determinable, irrespective of whether or not the bartered goods or services are similar. Fair value is estimated by reference to non-barter sales, corresponding to sales of equivalent goods or services by the Group to other buyers on the same terms, the fair value of which can be reliably measured. If fair value cannot be reliably estimated, the transaction is recognized at the book value of the asset given in the exchange or at a nil value.

Call termination from mobile to mobile, which were not invoiced (income and expenses) between French mobile operators until December 31, 2004 have been analysed as an exchange of goods and services, the fair value of which is not determinable for the year ended December 31, 2004, and no revenue has been recognized on these calls.

3.7	Subscriber acquisition costs, advertising and related costs

Subscriber acquisition and retention costs, other than loyalty program costs, are recognized as an expense for the period in which they are incurred. Advertising, promotion, sponsoring, communication and brand marketing costs are also expensed as incurred

3.8	Borrowing costs

The Group has opted not to capitalize interest expense for the period of construction and acquisition of tangible and intangible assets, as allowed under IAS 23 – Borrowing Costs.

3.9	Share issuance costs

External costs directly related to share issues are deducted from the related premium, net of any tax saving. Other share issuance costs are recorded as an expense.

3.10	Earnings per share

The Group discloses both basic earnings per share and diluted earnings per share. The number of shares used to calculate diluted earnings per share takes into the conversion into ordinary shares of potentially dilutive instruments outstanding at the period-end. These include stock options backed by a liquidity contract set up by the Group in favor of Orange option holders and Wanadoo stock options. Diluted earnings per share is calculated based on earnings per share attributable to the equity holders of France Télécom SA, adjusted for the finance cost of dilutive debt instruments and their impact on employee profit-sharing, net of the related tax effect. If the Group reports a loss, diluted loss per share represents the same amount as the basic loss. To permit direct year-on-year comparisons, the weighted average number of shares outstanding for the reporting year and the other years presented is adjusted for the effect of any shares issued at a discount to market price. Treasury stock deducted from consolidated equity is not taken into account in the calculation of basic or diluted earnings per share.

3.11	Goodwill

Goodwill represents the excess of the purchase cost of shares in consolidated companies, including transaction expenses, and the Group’s equity in the fair value of the underlying net assets at the date of acquisition.

In accordance with IFRS 3 – Business Combinations, goodwill is not amortized but is tested for impairment at least once a year or more frequently when there is an indication that it may be impaired. IAS 36 – Impairment of Assets requires these tests to be performed at the level of each Cash Generating Unit (CGU) to which the goodwill has been allocated. In certain cases, CGUs may be combined if the combined CGUs represent the lowest level as which management monitors return on investment. A Cash Generating Unit is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

France Telecom generally measures the recoverable amount of goodwill at the level of the group of activities within the business segment or the geographical segment in the case of Poland. Management considers that this level of analysis reflects:

•	The characteristics of the business or market (technology, brand, subscriber-base, marketing) shared by all the entities for which the related goodwill is being measured.

•	Resources (IT platforms, R&D, management, financing resources) shared among the entities concerned, leading to synergies.

•	The level at which management monitors the return on investment in acquired businesses. France Télécom pays a premium to acquire strategic businesses that can be combined with existing businesses within consistent units in order to enhance the expanded unit’s development potential.

To determine whether goodwill has been impaired, the consolidated net book value of the assets and liabilities of the CGU or group of CGUs is compared to its recoverable amount. The recoverable amount of a CGU is the higher of its fair value less costs to sell and its value in use. Fair value less costs to sell is the amount obtainable from the sale of a CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Value in use is the present value of the future cash flows expected to be derived from the CGU or group of CGUs, including goodwill. Cash flow projections are based on economic and regulatory assumptions, license renewal assumptions and forecast trading conditions, as follows:

•	Cash flow projections are based on the five-year business plan.

•	Cash flow projections beyond the five-year timeframe are extrapolated by applying a declining or flat growth rate over the next three years, followed by a growth rate to perpetuity reflecting the expected long-term growth in the market.

•	The cash flows obtained are discounted using appropriate rates for the type of business and the countries concerned.

Goodwill impairment losses are recorded in the income statement as a deduction from operating income.

If the business is intended to be sold, the recoverable amount is determined on the basis of the fair value net of costs to sell.

3.12	Intangible assets

Intangible assets, consisting mainly of trade marks, customer lists, licenses, development costs and software, are stated at acquisition or production cost.

When intangible assets are acquired in a business combination, their cost is generally determined in connection with the purchase price allocation based on their respective market values. When their market value is not readily determinable, cost is determined using generally accepted valuation methods based on revenues, costs or other appropriate criteria.

Internally-developed trade marks and customer lists are not recognized in intangible assets.

Trade marks

Trade marks have an indefinite useful life and are not amortized, but are tested for impairment (see Note 3.14).

Customer lists

Customer lists are amortized over the expected life of the commercial relationship, estimated at 4 to 5 years.

Licenses

Licenses to operate mobile telephone networks are amortized on a straight-line basis over the license period from the date when the network is technically ready and the service can be marketed. The third generation mobile license (UMTS) in France is stated at an amount corresponding to the fixed portion of the operating fee due when the license was granted. The variable user fee (corresponding to 1% of qualifying revenues generated by the third generation network) is expensed as incurred.

Research and development costs

Under IAS 38 – Intangible Assets, development costs must be recognized as an intangible asset when the following can be demonstrated:

•	The intention to complete the intangible asset and use or sell it and the availability of adequate technical, financial and other resources for this purpose.

•	How the intangible asset will generate probable future economic benefits for the Group.

•	The Group’s ability to measure reliably the expenditure attributable to the intangible asset during its development.

Research costs, and development costs not fulfilling the above criteria are expensed as incurred. Development costs recognized as an intangible asset are amortized on a straight-line basis over their estimated useful life, generally not exceeding three years.

Patents

Patents are amortized on a straight-line basis over the expected period of use, not to exceed twenty years.

Software

Software is amortized on a straight-line basis over the expected period of use, not to exceed five years.

Other development costs

An intangible asset is recognized for website development costs when all of the following conditions are met:

•	It is probable that the website will be successfully developed, the Group has adequate technical, financial and other resources to complete the development and has the intention of and ability to complete the site and use or sell it.

•	The website will generate probable future economic benefits.

•	The Group is capable of measuring reliably the expenditure attributable to the website during its development.

Website development costs are recorded in expenses or recognized as an intangible asset depending on the development phase:

•	Initial design costs are expensed as incurred.

•	Qualifying development and graphic design costs are recognized as an intangible asset.

•	Expenditure incurred after the website has been completed is recorded as an expense, except where it enables the website to generate future additional economic benefits, and it can be reliably estimated and attributed to the website.

3.13	Property, plant and equipment

Cost

The cost of tangible assets corresponds to their purchase or production cost, including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, the obligation for which Group incurs either when the item is acquired or as a consequence of having used the item during a particular period for purposes other than to produce inventories

The cost of networks includes design and construction costs, as well as capacity improvement costs.

Indefeasible Rights of Use (IRU)

Indefeasible Rights of Use (IRU) correspond to the right to use a portion of the capacity of a terrestrial or submarine transmission cable granted for a fixed period. IRUs are recognized as an asset when France Télécom has the specific indefeasible right to use an identified portion of the underlying asset, generally optical fibers or dedicated wavelength bandwidth, and the duration of the right covers the major part of the underlying asset’s economic life. They are depreciated over the shorter of the expected period of use and the life of the contract. IRUs that do not fulfill the above criteria are accounted for as service contracts.

Government grants

France Télécom may receive non-repayable government grants in the form of direct or indirect funding of capital projects, mainly provided by local or regional governments. These grants are deducted from the cost of the related assets and recognized in income statement, based on the pattern in which the asset’s expected economic benefits are consumed.

Finance leases

Assets acquired under leases that transfer the risks and rewards of ownership to France Télécom (finance leases) are recorded in tangible assets and an obligation in the same amount is recorded in liabilities. The risks and rewards of ownership are considered as having been transferred to France Télécom when:

•	The lease transfers ownership of the asset to the lessee by the end of the lease term.

•	The Group has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised.

•	The lease term is for the major part of the economic life of the asset even if title is not transferred.

•	At the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

Assets leased by France Télécom as lessor under leases that transfer the risks and rewards of ownership to the lessee are treated as having been sold.

Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

Depreciation

Tangible assets are depreciated to write off their cost less any residual value on a basis that reflects the pattern in which their future economic benefits are expected to be consumed.

Therefore, the straight-line basis is usually applied over the following estimated useful lives:

Buildings and leasehold improvements	10 to 30 years

Switching, transmission and other network equipment	5 to 10 years

Cables and public infrastructure	15 to 20 years

Computer hardware and software	3 to 5 years

Other	3 to 14 years

These useful lives are reviewed annually and are adjusted if current estimated useful lives are different from previous estimates. These changes in accounting estimates are recognized prospectively.

3.14	Impairment of non-current assets

Under IAS 36 – Impairment of Assets, long-lived assets must be tested for impairment when there is an indication that they may be impaired. Indicators are reviewed at least at each closing date.

In the case of an other-than-temporary decline in the recoverable amount of an item of property, plant and equipment or an intangible asset to below its net book value, due to events or circumstances occurring during the period (such as obsolescence, physical damage, significant changes to the manner in which the asset is used, worse than expected economic performance, a drop in revenues or other external indicators) an impairment loss is recognized. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use.

Each asset or group of assets is tested for impairment by comparing its recoverable amount to its net book value. When an asset or group of assets is found to be impaired, the recognized impairment loss is equal to the difference between its net book value and recoverable amount.

The recoverable amount of an asset is generally determined by reference to its value in use, corresponding to the future economic benefits expected to be derived from the use of the asset and its subsequent disposal. It is assessed by the discounted cash flows method, based on management’s best estimate of the set of economic conditions that will exist over the remaining useful life of the asset and the asset’s expected conditions of use.

3.15	Financial assets and liabilities

Financial assets include available-for-sale assets, held-to-maturity assets, assets held for trading, derivative instruments, cash collateral paid on derivative instruments, loans and receivables and cash and cash equivalents.

Financial liabilities include borrowings, other financing and bank overdrafts, derivative instruments, cash collateral received on derivative instruments and accounts payable.

Financial assets and liabilities are measured and recognized in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

Measurement and recognition of financial assets

Held-to-maturity assets

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, other than loans and receivables, that the Group has the positive intention and ability to hold to maturity. They are recognized initially at fair value and are subsequently measured at amortized cost by the effective interest method.

At each balance sheet date, the Group assesses whether there is any objective evidence that held-to-maturity assets are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Available-for-sale assets

Available-for-sale assets consist mainly of shares in non-consolidated companies and marketable securities that do not fulfill the criteria for classification in any of the other categories of financial assets. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in equity.

Fair value corresponds to market price for listed securities and estimated fair value for unlisted securities, determined according to the most appropriate financial criteria in each case.

At each balance sheet date, the Group assesses whether there is any objective evidence that available-for-sale assets are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Loans and receivables

Loans and receivables include loans to and receivables from non-consolidated companies, other loans and receivables and trade receivables. They are recognized initially at fair value and are subsequently measured at amortized cost by the effective interest method. Short-term receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial. Cash flows on loans and receivables at variable rates of interest are remeasured periodically, to take into account changes in market interest rates. The remeasurement has the effect of increasing or reducing the effective interest rate and, consequently, the carrying value of the loan or receivable.

At each balance sheet date, the Group assesses whether there is any objective evidence that loans or receivables are impaired. If any such evidence exists, the asset’s recoverable amount is calculated. If the recoverable amount is less than the asset’s book value, an impairment loss is recognized in the income statement.

Assets held for trading

Assets held for trading are assets that the Group acquired principally for the purpose of selling them in the near term in order to realise a profit, that form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. This category also includes assets not fulfilling the above criteria that the Group has opted to measure using the fair value option.

Assets held for trading, consisting mainly of mutual fund units, are carried in the balance sheet under “Other current financial assets and derivative instruments” .

Cash and cash equivalents

Cash equivalents are held primarily to meet the Group’s short-term cash needs rather than for investment or other purposes. They consist of instruments that are readily convertible into known amounts of cash and are not exposed to any material risk of impairment. Cash and cash equivalents comprise cash available on demand and short-term investments with maturities generally of three months or less at the date of purchase. They are stated at historical cost which is close to their realizable value.

Measurement and recognition of financial liabilities

With the exception of financial liabilities held for trading, bonds redeemable for STM shares and derivative instruments which are measured at fair value through profit or loss, borrowings and other financial liabilities are initially recognized at fair value and subsequently measured at amortized cost by the effective interest method.

Transaction costs that are directly attributable to the acquisition or issue of the financial liability are deducted from the liability’s carrying value. This is because financial liabilities are initially recognized at cost, corresponding to the fair value of the sums paid or received in exchange for the liability. The costs are subsequently amortized over the life of the debt, by the effective interest method. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial instrument or, when appropriate, through the period to the next interest adjustment date, to the net carrying amount of the financial liability. The calculation includes all fees and points paid or received between parties to the contract.

Certain borrowings are designated as being hedged by fair value hedges. A fair value hedge is a hedge of the exposure to changes in fair value of a recognized liability or an identified portion of the liability, that is attributable to a particular risk and could affect profit or loss.

Certain other financial liabilities are designated as being hedged by cash flow hedges. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized liability or a highly probable forecast transaction (such as a purchase or sale) and could affect profit or loss.

Concerning the bonds redeemable for STM shares, it is not possible to measure the embedded derivative separately from the host contract either at acquisition or at a subsequent financial reporting date; consequently, the entire combined contract as a financial liability at fair value through profit or loss.

Hybrid instruments

Certain financial instruments comprise both a liability component and an equity component. They include perpetual bonds redeemable for shares (TDIRAs), bonds convertible into or exchangeable for new or existing shares (OCEANEs) and bonds with an exchange.

On initial recognition, the fair value of the liability component is the present value of the contractually determined stream of future cash flows discounted at the rate of interest applied at that time by the market to instruments of comparable credit status and providing substantially the same cash flows, on the same terms, but without the conversion option. The equity component is assigned the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component

Financial liabilities held for trading

Financial liabilities held for trading are measured at fair value.

Measurement and recognition of derivative instruments

Derivative instruments are recognized in the balance sheet and measured at fair value. Except as explained below, gains and losses arising from remeasurement at fair value of derivative instruments are systematically recognized in income statement.

Derivative instruments may be designated as fair value hedges or cash flow hedges:

•	A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability or an identified portion of the asset or liability, that is attributable to a particular risk and could affect profit or loss.

•	A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability (such as all or some future interest payments on variable rate debt) or a highly probable forecast transaction (such as a future purchase or sale) and could affect profit or loss.

A hedging relationship qualifies for hedge accounting when:

•	At the inception of the hedge, there is formal designation and documentation of the hedging relationship.

•	At the inception of the hedge and in subsequent periods, the hedge is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated (i.e. the actual results of the hedge are within a range of 80-125 per cent).

The effects of applying hedge accounting are as follows:

•	For fair value hedges of existing assets and liabilities, the hedged portion of the asset or liability is recognized in the balance sheet at fair value. The gain or loss from remeasuring the hedged item at fair value is recognized in profit or loss and is offset by the effective portion of the loss or gain from remeasuring the hedging instrument at fair value.

•	For cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity – because the change in the fair value of the hedged portion of the underlying item is not recognized in the balance sheet – and the ineffective portion of the gain or loss on the hedging instrument is recognized in profit or loss. Amounts recognized directly in equity are subsequently recognized in profit or loss in the same period or periods during which the hedged forecast transaction affects profit or loss.

3.16	Inventories

Inventories are stated at the lower of cost and net realizable value, taking into account expected revenues from the sale of packages comprising a mobile hand-set and a subscription. Cost corresponds to purchase or production cost determined by the weighted average cost method.

3.17	Deferred taxes

In accordance with IAS 12 – Income Taxes, deferred taxes are recognized for all temporary differences between the book values of assets and liabilities and their tax basis, as well as for unused tax losses, by the liability method. Deferred tax assets are recognized only when their recovery is considered probable.

IAS 12 requires, in particular, the recognition of deferred tax liabilities on all intangible assets recognized in business combinations (trade marks, customer lists).

A deferred tax liability is recognized for all taxable temporary differences associated with investments in subsidiaries, branches and associates, and interests in joint ventures, except to the extent that both of the following conditions are satisfied:

•	The Group is able to control the timing of the reversal of the temporary difference; and

•	It is probable that the temporary difference will not reverse in the foreseeable future.

In practice, this means that for fully and proportionally consolidated companies, a deferred tax liability is recognized for taxes payable on planned dividend distributions by these companies.

In accordance with IAS 12, deferred tax assets and liabilities are not discounted.

3.18	Commitments to purchase minority interests (put options)

In accordance with IAS 27 – Consolidated and Separate Financial Statements, minority interests are included in shareholders’ equity.

Based on IAS 27 and IAS 32 – Financial Instruments: Disclosure and Presentation, in their current form, commitments to purchase minority interests and put options granted to minority shareholders are recognized as a financial debt and as a reduction in minority interests. When the amount of the commitment exceeds the amount of the minority interest, the difference is recorded as a reduction in equity attributable to equity holders of France Télécom SA.

3.19	Provisions

In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision is recognized when the Group has a present obligation towards a third party and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. The obligation may be legal, regulatory or contractual or it may represent a constructive obligation deriving from the Group’s actions where, by an established pattern of past practice, published policies or a sufficiently specific current statement, the Group has indicated to other parties that it will accept certain responsibilities, and as a result, has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

The amount recognized as a provision corresponds to the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If a reliable estimate cannot be made of the amount of the obligation, no provision is recorded but details of the obligation are disclosed in the notes to the financial statements.

Contingent liabilities – corresponding to probable obligations that are not recognized because their existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the Group’s control, and to probable obligations that are not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation – are disclosed in the notes to the financial statements.

Provisions for restructuring costs are recognized only when the restructuring has been announced and the Group has drawn up or has started to implement a detailed formal plan.

Provisions are discounted when the discounting adjustment is material.

Statutory training rights (DIF)

No provision is recorded for the cost of training courses followed by employees at their own initiative. However, the notes to the consolidated financial statements include disclosures of the cumulative number of hours’ training entitlement at the year-end and the unused portion of the vested entitlement.

In the limited number of cases (request for training leave, redundancy or resignation- CIF) where these costs cannot be considered as remuneration of future services, the resulting short-term obligation is provided for as soon as its settlement becomes probable or certain.

3.20	Pension and other post-employment benefit obligations

Post-employment benefit plans

Civil service pension plans in France

Civil servants employed by France Telecom are covered by the government-sponsored civil service and military pension plan. France Telecom’s obligation under these plans is limited to the payment of annual contributions (Act no. 96-660 dated July 26, 1996). Consequently, France Télécom has no obligation to fund any future deficits of the pension plans covering its own civil servant employees or any other civil service plans.

Long- service awards and other retirement benefits

Under the laws of certain countries, employees are entitled to a lump sum payment when they complete a number of years’ service or when they retire. The amount of these payments depends on their years of service and end-of-career salary.

Other pension plans

Employees are also entitled to pension benefits under defined contribution and defined benefit plans. The Group’s obligation under defined contribution plans is limited to the payment of contributions, which are expensed as incurred.

Other post-retirement benefits

France Télécom offers retired employees certain benefits such as free telephone lines and coverage of certain healthcare costs.

In accordance with IAS 19, obligations under defined benefit plans are measured by the projected unit credit method. This method sees each period of service as giving rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation which is then discounted.

The calculation is based on demographic assumptions concerning retirement age, rates of future salary increases, staff turnover rates, and financial assumptions concerning future interest rates (to determine the discount rate) and inflation. These assumptions are made at the level of each individual entity, based on its local macro-economic environment.

Actuarial gains and losses arising since January 1, 2004 are recognized by the corridor method. This method consists of recognizing a specified portion of the net cumulative actuarial gains and losses that exceed 10% of the greater of (i) the present value of the defined benefit obligation and (ii) the fair value of plan assets, over the average expected remaining working lives of the employees participating in the plan.

Other long-term benefits

Other long-term benefits consist mainly of long-service awards and paid long-term leaves of absence, for which the related obligations are also measured on an actuarial basis.

Termination benefits

Early-retirement plan in France

France Telecom has set up an early-retirement plan for civil servants and employees under contract. Under the terms of the plan, which will expire on December 31, 2006, France Télécom employees aged 55 and over who have completed at least 25 years’ service, are eligible to take early retirement at 70% of their salary for the period up to the statutory retirement age of 60. They also receive a lump-sum payment which is equal to one year’s salary if they take early-retirement at 55 and is reduced progressively as the age at which they elect to retire approaches the statutory retirement age.

Under IAS 19, the benefit is treated in the same way as lump sum benefits payable on termination of service and a provision is recognized for the obligation, based on actuarial assumptions.

Other termination benefits

Any other termination benefits are also determined on an actuarial basis and covered by provisions. For all commitments where termination of employment contracts would trigger payment of an indemnity, actuarial gains and losses are recognized in profit or loss for the period when the assumptions are revised.

3.21	Share-based payments

In accordance with IFRS 2 – Share-Based Payment, the fair value of stock options, employee share issues and share grants without consideration (concerning the shares of France Telecom or its subsidiaries) is determined on the grant date.

Following the sale by the French State of 10.85% of France Télécom SA’s capital, the French State offered shares to current and former France Telecom Group employees in accordance with the Privatization Act of 6 August 1986. The grant date was taken to be the date when the main terms of the plan were announced to employees, as stipulated in the press release issued by the French standard-setter (CNC) on 21 December 2004 on the topic of employee share ownership plans. Since the related benefits vested immediately (the vesting period being very short or non-existent), the related compensation expense was recognized in full in 2004. The amount of the recognized expense corresponds to the fair value of the rights at the date of grant, taking into account the restriction period. The value of stock options is generally determined by reference to the exercise price, the life of the options, the current price of the underlying shares, the expected share price volatility, expected dividends and the risk-free interest rate over the life of the options. The amount so determined is recognized in personnel costs on a straight-line basis over the period between the grant date and the exercise date – corresponding to the vesting period – and in equity for equity-settled plans or in debt for cash-settled plans.

The Group has opted for retrospective application of IFRS 2 to equity- and cash-settled plans. Plans issued prior to December 31, 2003 have been valued in accordance with US GAAP (SFAS 123) using the Black-Scholes options pricing model. Effective from January 1, 2004, all new plans are valued in accordance with IFRS 2 using a binomial model.

3.22	Treasury shares

Treasury shares are recorded as a deduction from equity, at cost. When shares are sold out of treasury shares, the resulting profit or loss is recorded in equity net of tax.

NOTE 4.	ADDITIONAL PRO FORMA INFORMATION

Following the changes in the Group’s management structure, effective January 1, 2005, the Group now has four reportable business segments. To facilitate period-on-period comparisons, in the segment analyses presented below the 2004 information has been adjusted to reflect the new organisation applicable in 2005.

The Group’s four reportable business segments are:

•	Home: Residential Communications Services, corresponding to the businesses previously included in “Fixed Line, Distribution, Networks, Large Customers and Operators”, Wanadoo and the Polish and international fixed line businesses.

•	Personal: Personal Communications Services, corresponding to the Orange business and the mobile telephone services offered by TP SA and its subsidiary Centertel or by international service providers.

•	Enterprise: Enterprise Communications Services, corresponding to enterprise services in France previously included in “Fixed Line, Distribution, Networks, Large Customers and Operators” and global enterprise services (Equant).

•	Directory Services, corresponding to the PagesJaunes sub-group (Yellow Pages).

Each of the above reportable segments has its own resources, although they may also share certain resources in the areas of networks and information systems, research and development, distribution networks and other shared competencies. The use of shared resources is taken into account in segment operating income based on the terms of contractual agreements between legal entities, or external benchmarks, or by allocating costs among all the segments. The supply of shared resources is included in inter-segment revenues of the service provider, and use of the resources is included in expenses taken into account for the calculation of gross operating margin of the service user.

Segment operating income corresponds to operating income, excluding gains and losses on disposals of assets and the share in profit or loss of associates not directly related to the segment concerned.

The Group has five geographic segments, including the three main geographic markets (France, Poland, the United Kingdom) where it has a stable position, the Rest of Europe and the Rest of the World.

The following analysis does not include all of the information required to be disclosed under IAS 14 – Segment Reporting.

4.1	Analysis by business segment

The following table shows information by business segment for the period ended 31 December 2004:

(in millions of euros)	Home	Personal	Enterprise	Directories	Eliminations	Group total
2004
Net revenue	22,440	20,564	8,235	978	(6,059)	46,158
- External	17,814	19,521	7,858	965		46,158
- Inter-segment	4,626	1,043	377	13	(6,059)	0
Gross operating margin	7,401	8,076	2,039	407	-	17,923
Employee profit-sharing	(156)	(72)	(22)	(30)	-	(280)
Share-based compensation	(212)	(124)	(38)	(25)	-	(399)
Depreciation and amortisation	(3,935)	(3,388)	(657)	(10)	-	(7,990)
Impairment of goodwill	-	-	(534)	-	-	(534)
Impairment of assets	10	(5)	(184)	-	-	(179)
Disposal of assets						922
- Allocated by segment - Not allocable	194	55	71	-	-	320 602
Restructuring costs	(134)	(15)	(32)	-	-	(181)
Share of the profit (loss) of associates	17	-	12	1	-	30
Operating income						9,312
- Allocated by segment	3,185	4,527	655	343	-	8,710
- Not allocable						602
Finance income						192
Finance costs						(3,817)
Income tax expense						(2,477)
Net income						3,210
CAPEX	2,051	2,702	388	8	(8)	5,141

4.2	Analysis by geographic segment

(in millions of euros)	Period ended 31 December 2004
Revenue contribution	46,158
France	27,446
United Kingdom	6,241
Poland	4,082
Other countries of Europe	4,657

Rest of World (1)	3,732
(1)	Including all Equant Group companies.

CHAPTER 6 – CORPORATE GOVERNANCE

1.	Appointment of Didier Lombard

On February 27, 2005, the board of directors appointed Mr. Didier Lombard in his capacity as director, to replace Thierry Breton as Chairman and Chief Executive Officer for the remainder of his term, as established by the First Resolution adopted by the combined shareholders’ meeting on February 25, 2003. The board of directors also offered Didier Lombard the same salary and benefits in respect of his role as Chairman and Chief Executive Officer as Thierry Breton had received.

The combined shareholders’ meeting of April 22, 2005 ratified Didier Lombard’s nomination, confirmed that his term would expire following the board meeting on December 31, 2005, and agreed to renew the term of his directorship, with effect from the expiry date referred to above, for a period of 5 years.

2.	Composition of the board of directors

The combined shareholders’ meeting of April 22, 2005 renewed the terms of seven directors for a period of five years starting from the board meeting of December 19, 2005 and ending following the shareholders’ meeting to approve the accounts of the previous fiscal year and which takes place during the year in which their terms expire.

A shareholder representing the employee shareholders was also appointed by the combined shareholders’ meeting of April 22, 2005.

Furthermore, following the sale by the French State of 6.2% of its holding in France Telecom, the payment and delivery of which occurred on June 9, 2005, the number of directors representing the French State was reduced from five to four.

The following table sets forth the names of the directors of France Telecom along with other relevant information:

Name	Position Held in the France Telecom Group	Date Appointed	Expiration of Term	Other offices and positions held outside the France Telecom Group
Didier Lombard	Chairman and Chief Executive Officer Chairman of the Strategic Committee Chairman of the Policy Committee	February 27, 2005 (1)	December 19, 2005 (2)	Current positions held: Director of: Thomson Thales Member of the Supervisory Board of: STMicroelectronics N.V. Radiall Positions held over the last five years which are no longer held: None

Marcel Roulet	Honorary Chairman and Director Chairman of the Compensation, Selection and Governance Committee	February 25, 2005 (1)	December 19, 2005 (2)

Current positions held:

Director of:

Thomson

Thales (representative of Thomson S.A.)

CCF

President of the Supervisory Board of GIMAR Finance S.C.A.

Member of the Supervisory Board of Eurazeo

Positions held over the last five years which are no longer held:

None

Bernard Dufau	Director President of the Audit Committee	February 25, 2003 (1)	December 19, 2005 (2)	Current positions: Director of: Dassault Systèmes

KESA Electricals Positions held over the last five years which are no longer held: Team Partners Group

Arnaud Lagardère	Director Member of the of the Compensation, Selection and Governance Committee	February 25, 2003 (1)	December 19, 2005 (2)

Current positions:

Manager and General Partner of Lagardère S.C.A.

Director of:

Lagardère Ressources (S.A.S.)

Hachette Livre (S.A.)

Hachette Distribution Services (S.A.)

Hachette Filipacchi Medias

LVMH-Moët Hennesy Louis Vuitton (S.A.)

FIMALAC

Chairman and Chief Executive Officer of Hachette S.A. (Lagardère Média)

Chairman of:

Lagardère (S.A.S.)

Lagardère Active (S.A.S.) and its subsidiaries

Lagardère Active Broadband (S.A.S.)

Lagardère Capital et Management (S.A.S.)

Fondation Jean-Luc Lagardère

Lagardère Thématiques (S.A.)

Deputy Chairman of Lagardère Active Broadcast (S.A. governed by the laws of Monaco)

Chairman and Chief Executive Officer of Arjil Commanditée-Arco (S.A.)

Deputy Chairman of the Supervisory Board of Banque Arjil & Compagnie (S.C.A.)

Member of the Supervisory Board of Virgin Stores (S.A.)

Manager of Lagardère Elevage (S.A.R.L.)

Chairman of the Board of European Aeronautic Defence and Space Company – EADS NV – and of EADS Participations B.V.

Permanent representative of Lagardère Active Publicité on the board of directors of Lagardère Active Radio International

Permanent representative of Hachette S.A. on the Management Committee of SEDI TV-TEVA (SNC)

Chairman of the Club des Entreprises Paris 2012 (Association under the French law of 1901)

Chairman of the Association Amis de PARIS JEAN-BOUIN C.A.S.G.(Association under the French law of 1901)

Positions held over the last five years which are no longer held:

Director of:

Lagardère S.A.S. and its subsidiaries

Hachette S.A. and its subsidiaries

Lagardère Capital Management

Chairman and Chief Executive Officer of Lagardère Capital et Management

Chairman of:

Lagardère Media

Lagardère Images (S.A.S.)

Broadband (SAS)

Deputy Chairman of:

Grolier Inc

Lagardère Capital & Management

Non-executive Chairman of the Board of:

EADS NV

EADS Participations B.V.

Chairman of the board of Lagardère Thématiques

Deputy Chairman of Arjil Commanditee-Arco

Manager of:

Nouvelles Messageries de la Presse Parisienne

HFG

Henri Martre	Director Member of the Strategic Committee	February 25, 2003 (1)	December 19, 2005 (2)

Current Positions

Chairman of the Supervisory Board of ESL

Vice-Chairman of the Supervisory Board of KLM

Director of:

Renault S.A.

SOGEPA

ON-X

Member of the Board of SOFRADIR

Manager of SOCOGIT (SARL)

Member of:

the High Council for Commercial Aviation

the Board of CEPII

the Advisory Board of the Banque de France

the Board of the French Agency for International Investments

Positions held over the last five years which are no longer held:

Honorary Chairman of Aérospatiale

Director of SOFRADIR

Stéphane Richard	Director Member of the Audit Committee	February 25, 2003 (1)	December 19, 2005 (2)	Current Positions Executive Vice-President of VEOLIA Environnement Chairman of the Supervisory Board of NEXITY Director of: NEXITY APRR Banque OBC UGC S.A.

Positions held over the last five years which are no longer held: Chairman of the Executive Board of NEXITY Member of the Executive Board of Vivendi Environnement
Jean Simonin	Director Member of the Strategic Committee	26 May 1998 (1)	December 19, 2005 (2)	Current Positions Director of AFTAS Positions held over the last five years which are no longer held: None

Pierre-Mathieu Duhamel	Director Member of the Strategic Committee	January 24, 2003 (3)	September 6, 2009	Current Positions Director of: Air France-KLM Electricité de France (EDF) SNCF Positions held over the last five years which are no longer held: None

Jacques de Larosière	Director Member of the Audit Committee	22 May 1998 (3)	September 6, 2009

Current Positions

Member of the Consultation Committee of FITCH

Member of the Consultation Committee of AIG

Chairman of the Observatoire de l’épargne européenne Trustee (in voluntary capacity) Co-Chairman of Eurofi (in voluntary capacity)

Positions held over the last five years which are no longer held:

Chairman of (in voluntary capacity):

The Per Jacobsson Foundation

Reuters Founders Share Company Limited

Director of de Power Corporation

Denis Samuel-Lajeunesse	Director Member of the Strategic Committee Member of the Audit Committee	June 17, 2003 (3)	September 6, 2009

Current Positions

Director of:

Alstom

CNP Assurances

Gaz de France

Thalès

Positions held over the last five years which are no longer held:

Director of Air France

Member of the Strategic Committee of Air France

Henri Serres	Director Member of the Compensation, Selection and Governance Committee	October 1, 2002 (3)	September 6, 2009	Current Positions French representative of the board of directors of the European Network and Information Security Agency (ENISA) Positions held over the last five years which are no longer held: None

Alain Baron	Director Member of the Policy Committee	3 December 2004	December 2, 2009	—

René Bernardi	Director Member of the Policy Committee	December 3, 2004	December 2, 2009	—
Jean-Michel Gaveau	Director Member of the Policy Committee	December 3, 2004	December 2, 2009	—

Stéphane Tierce	Director	April 22, 2005	Date of the annual general meeting to be held in 2010	—
(1)	Renewed at the shareholders’ meeting on April 22, 2005
(2)	The term of these directors will come to an end five years following the first board of directors meeting to take place after December 19, 2005.
(3)	Following the transfer of the majority of the capital of France Telecom to the private sector, these directors were newly appointed by decree of the Ministry of Economy, Finance and Industry dated September 7, 2004.

To France Telecom’s knowledge, there were no charges or official public sanctions announced against any member of the organization committees (as described above) or management (as described below).

None of the members of the organization committees or management have been subject to any proceedings for fraud in the last five years, any criminal proceedings, and/or officially declared sanctions. No potential conflict exists at the organization committee level, management or executive level.

3.	Executive Officers

The following table sets forth the names of the executive officers of France Telecom and their position(s) as at the date of this documents:

Name (age)	Position	Date Position Assumed	Date Appointed to Executive Committee
Didier Lombard (63)	Chairman and Chief Executive Officer	February 2005	April 2003
Jacques Champeaux (57)	Senior Vice President assisting Didier Lombard for Regulatory Affairs	March 2004	January 1996
Wanadoo Barberot (50)	Senior Executive Vice President, Development and Optimization of Human Competencies	March 2003	March 2003
Didier Lombard (63)	Technologies, Strategic Partnerships and New Usages	April 2003	April 2003
Michel Combes (42)	Senior Executive Vice President, Financial Rebalancing and Value Creation	February 2005	January 2003
Stéphane Pallez (45)	Senior Vice President, assisting Michel Combes in Financial Rebalancing and Value Creation	April 2004	April 2004
Didier Quillot (46)	Senior Vice President, Marketing and Branding Coordination, in charge of Orange France	March 2004	March 2004

Operational Divisions:
Barbara Dalibard (46)	Executive Vice President, Enterprise Communication Services	January 2003	January 2003
Wanadoo Sichel (37)	Executive Vice President, Home Communication Services	March 2004	January 2003
Didier Lombard (63)	Chairman of Orange, Personal Communication Services	February 2005	April 2003

Name (age)	Position	Date Position Assumed	Date Appointed to Executive Committee
Sanjiv Ahuja (48)	Executive Vice President, Personal Communication Services, CEO of Orange	March 2004	March 2004
Michel Davancens (57)	Executive Vice President, Sales and Services France, under responsibility of Michel Combes	March 2004	January 2003
Jean-Paul Cottet (50)	Executive Vice President, International	January 2003	September 2002

Performance Divisions:
Jean-Philippe Vanot (52)	Senior Vice President, Networks, Carriers and Information Technology	March 2004	January 2003
Pascal Viginier (47)	Senior Vice President, Research and Development	March 2004	March 2004
Louis-Pierre Wenes (56)	Senior Vice President, Sourcing	January 2003	January 2003
Jean-Paul Cottet (50)	Executive Vice President, TOP Program	March 2004	September 2002
Patricia Langrand (41)	Senior Vice President, Content Aggregation	March 2004	March 2004
Marc Fossier (48)	Senior Vice President, Technology and Innovation	June 2004	September 2000

Support Functions:
Michel Combes (42)	Senior Executive Vice President, Finance, Chief Financial Officer	January 2003	January 2003
Bernard Bresson (55)	Senior Vice President, Human Resources	January 2003	January 2003
Wanadoo Barberot (50)	Senior Executive Vice President, Management Networks and Internal Communications	March 2004	March 2003
Jean-Yves Larrouturou (43)	Senior Vice President, General Secretary	March 2004	March 2004
Marc Meyer (46)	Senior Vice President, External Communications	January 2003	January 2003

France Telecom is in compliance with all corporate governance rules in force in France.

CHAPTER 7 – RECENT EVENTS AND FUTURE PROSPECTS

1.	Acquisitions

1.1	Acquisition of Amena in Spain

On July 27, 2005, France Telecom announced that its subsidiary Orange S.A. had entered into an agreement to acquire 80% of the shares of Auna (“Auna”), the owner of 97.9% of Retevision Movil S.A., a mobile operator under the trade name “Amena”, for €6.5 billion. This transaction will reach final completion once the cable activities of Auna (Auna Tlc) are separated and upon the fulfillment of certain other conditions, including in particular, approval by competition authorities.

France Telecom will then proceed to merge Auna, Retevision Movil S.A. and France Telecom España (which holds the fixed and internet businesses of the group in Spain under the Wanadoo brand). Following completion of the merger, France Telecom will retain approximately 75%-80% of the newly merged entity. The balance (between 20%-25%) of the shares will be held by Santander, Union Fenosa and Endesa, as well as by the minority shareholders wishing to retain their stake, including certain Spanish savings banks. The transaction has been approved by the boards of directors of Orange S.A. and Union Fenosa.

On a comparable basis, at the end of 2005, the France Telecom group will have more than 11.8 million customers in Spain with sales of €4.1 billion and a gross operating margin of around €1.2 billion for CAPEX of roughly €750 million.

The annual growth objectives of the France Telecom group in Spain for 2006-2008 are 7% to 8% for revenues and 11% to 15% for gross operating margin with reduced CAPEX. By 2008, France Telecom España aims to have more than 14 million customers.

This transaction puts France Telecom in a position to offer convergent broadband and mobile services in a key European market with close to 10 million additional customers.

This transaction also allows France Telecom to reinforce its strategy as an integrated operator in Europe. France Telecom will now be in a position to launch convergent offers in broadband and mobile in a key European market.

Creation of a first tier operator in Spain with the merger of the number three mobile operator and the number two ADSL operator

With 9.7 million customers and a 24% market share at the end of June 2005 (five years after its launch), Amena is one of the leading number three cellular operators in its local European market. With more than 47.4% of its customers under contract and an ARPU in excess of €27, its gross operating margin rate1 exceeds 30%. This merger reinforces France Telecom’s leading role in one of the most attractive telecommunications markets in Europe. Spain is the number five market in Europe with an estimated growth potential for mobiles of approximately 6% per year between 2005 and 2008, better than the European average, with further potential to penetrate the mobile market. Amena’s share of the market has strongly improved over the last five years.

This merger is accompanied by a strategic partnership with the current Spanish shareholders of Amena (Grupo Santander, Endesa, Unión Fenosa) and certain other minority shareholders including several Spanish savings banks. France Telecom’s Spanish partners will retain 20% of Amena, and after the merger of Amena and France Telecom España Spain, they will hold between 20%-25% of the merged entity, given the more leveraged financial structure of that company. The Spanish partners have undertaken to retain their share interests in France Telecom España for a minimum period of three years. At the end of these three years, they may sell their interests to a third party or to France Telecom (France Telecom having a right of first refusal). If the sale price is less than or equal to 90% of the price per share, as at the closing date of the Amena acquisition, adjusted by simple interest at an annual rate of 4.5% compounded, Orange S.A. has undertaken to indemnify the minority shareholders for any difference.

Already active in Spain for more than seven years through several subsidiaries, France Telecom is well known in the Internet market under the trade name Wanadoo. With 1.5 million Internet customers (and 2 million voice customers on the internet), including more than 500,000 ADSL lines, France Telecom España accounts for more than 16% of the ADSL market and covers 50% of the local unbundled loop. 73% of its ADSL customers are dual-play customers. With growth in revenues in the first semester 2005 of more than 14%, France Telecom España has a strongly increasing positive gross operating margin. Joining forces with Amena and developing new integrated services will dynamize Wanadoo’s Internet strategy.

In 2005 and on a comparable basis, France Telecom España will represent 17% of the Spanish telecom market. Through this acquisition, France Telecom positions itself as the most important challenger to the incumbent Spanish operator.

A major step in the roll-out of the NExT strategy: acceleration of the implementation of France Telecom’s strategy of an integrated European operator

One month after the launch of France Telecom’s strategy for 2005-2008 in the context of the NExT (New Experience in Telecom services) program, this transaction allows the Group to address the issue of growth in Europe. The European reach of NExT and the utilization of cash resources are presented at the outset of the program launch.

A transaction in accordance with the cash utilization criteria defined in the NExT plan

Financed in the amount of €3 billion by a capital increase, the transaction fully complies with the cash utilization criteria defined in the NExT plan. It should have a positive impact on free cash flow per share and net income per share before amortization of goodwill in less than twelve months. The objectives of the Group of a ratio of net debt to gross operating margin for 2005 below 2.5x (pro forma) and below 2x for 2008 as well as the objective for dividend distribution in 2006 are maintained.

Valuation of the transaction

The merger of Amena and France Telecom España subsequent to the acquisition has a strong logic in the industry. The transaction values Amena at €8.9 billion, prior to synergies, to which should be

(1)	See "Glossary".

added more than €1.7 billion of value related to tax assets, and after giving effect to debt and minority interests of around €2.6 billion. The expected multiple of gross operating margin for 2005 before taking into account synergies is between 7.8 and 8.0x.

Tax Assets

The value of these assets (more than €1.7 billion) derives in part from tax loss carry-forwards of Auna and Retevision Movil S.A.. In addition, the operational reorganization of the France Telecom group in Spain will entail the merger of Auna, Retevision Movil S.A. and France Telecom España, which are anticipated to result in a further tax loss, utilizable over a twenty-year period. Consequently, these tax assets should be available for set-off against future profits generated by the new merged France Telecom España entity.

Synergies

Amena will benefit from the positioning of France Telecom with corporate clients, as well as from group purchasing and investment programs, which should allow additional economies of scale. France Telecom España and Amena will mutually benefit from cross-selling programs.

France Telecom believes that the following benefits will also arise:

•	further economies of scale,

•	a positive impact on roaming,

•	Spain will become a starting point for convergent offerings,

•	France Telecom will take advantage of innovations arising out of a wider base, and

•	a strong brand for an integrated Spanish operator.

France Telecom has established the objective of achieving synergies of more than €1.1 billion on a present value basis with a positive impact on free cash flow1 of more than €130 million per year beginning in 2008, including:

•	approximately €10 million of economies of scale in purchasing and in handsets annually,

•	approximately €40 million in savings due to the optimization of network and information systems costs,

•	approximately €35 million in savings due to operational improvements (gains for ARPU data and churn reduction), and

•	approximately €12 million in savings as a result of the development of the enterprise segment.

Financing

On the date of the transaction, the purchase price will be paid in cash, as a result of the capital increase in the aggregate amount of €3 billion announced on August 31, 2005 for existing France Telecom shareholders.

Following this acquisition, France Telecom will consolidate a supplementary net debt of €5.7 billion (estimated amount as at the end of 2005 is based on the estimated net debt of Amena at the end of 2005, and excludes possible subsequent price adjustments following the completion of the transaction (see sections 3.2 and 3.4 of this document).

1.2	Acquisition by France Telecom of the assets and liabilities of Equant N.V.

On May 25, 2005, France Telecom announced that Equant N.V. shareholders approved the sale of Equant N.V.’s assets and liabilities to France Telecom. A simple majority of those attending Equant N.V.’s extraordinary general meeting of shareholders, which was held in Amsterdam on May 24, 2005, was required to approve the transfer. The sale of Equant N.V.’s assets and liabilities for €1.26 billion (of which €578 million was ultimately allocated to the minority shareholders) will be followed by the liquidation of Equant N.V.. The distribution of the cash proceeds to Equant N.V.’s shareholders took place on May 25, 2005, on the basis of a value of €4.30 per share in Equant N.V..

On May 26, 2005, ENV International N.V. in liquidation (previously known as Equant N.V.) announced that its liquidator had proceeded with a liquidation distribution (“uitkering bij voorbaat”) in favor of its shareholders. The distribution of €4.30 per share in circulation represents

(1)	See "Glossary".

100% of the value of the sale of the assets and liabilities of Equant N.V. to France Telecom. The holders of the shares had the right to a distribution in respect of shares held at the close of trading on May 25, 2005. The liquidation of Equant will occur as soon as possible, although it will likely take several months to finalize.

The shares in Equant N.V. were withdrawn from quotation on the Eurolist of Euronext in Paris on May 25, 2005 and from the New York Stock Exchange on June 9, 2005. After its liquidation, Equant will deregister its ordinary shares in accordance with U.S. stock exchange regulations and will no longer be required to comply with related financial disclosure obligations.

The Equant group, whose parent company is Equant B.V., will undertake its activities as a wholly-owned subsidiary of the France Telecom group. The final acquisition of Equant by France Telecom confirms the interest that the group brings to the business markets and illustrates the strategy of an integrated operated service provider to customers around the world.

On August 24, 2005, France Telecom announced the appointment of Mrs Barbara Dalibard, Executive Vice-President of France Telecom, Enterprise Communication Services, as Chairman and Chief Executive Officer of Equant B.V.

1.3	Increase in shareholding of Orange Romania

On April 13, 2005, France Telecom acquired 23.55% of Orange Romania with a group of minority shareholders in Orange Romania for a total cash consideration of US$ 527.5 million, bringing its stake from 73.27% up to 96.82%. On June 30, 2005, the goodwill arising out of the acquisition amounted to €269 million.

1.4	Edicom / PagesJaunes Group

In accordance with the intentions of the PagesJaunes Group as announced at the time of its flotation on the stock exchange, the PagesJaunes Group has finalized the acquisition of Edicom from France Telecom. Edicom is the first directory producer in Morocco and generated a turnover of €4 million in 2004. Edicom will be consolidated from July 1, 2005.

2.	Sales

2.1	Sale of cable activities

On March 31, 2005, following the announcement of the transaction on December 22, 2004, the Canal+ Group and TDF sold their cable activities to the Ypso consortium controlled by the CINVEN managed fund, in which the cable-operator ALTIC owns a 10% holding. In the context of this transaction, France Telecom sold its subsidiary France Telecom Cable for €348 million, as well as its cable network which had been used by both France Telecom Cable and by NC Numéricable, the subsidiary of the Canal+ group. Furthermore, France Telecom invested, along with Canal+, up to 20% in Ypso for a total of €37 million. France Telecom’s holding in Ypso includes a put option, exercisable in part between March 31, 2008 and March 31, 2009, and in whole between March 31, 2010 and March 31, 2011, as well as a call option exercisable by France Telecom over a year from January 2010. In the context of this transaction, France Telecom undertook not to distribute audiovisual programs by the cable network (with the exception of ADSL in particular) in France for a period of two years.

2.2	Sale of shares in MobilCom

On May 2, 2005, France Telecom announced the sale of a 27.3% stake in MobilCom AG to Texas Pacific Group (TPG), a US private equity fund, for a total cash consideration of €265 million. Following the sale, France Telecom will continue to own 1% of MobilCom. This transaction reflects the withdrawal of France Telecom from the German residential and mobile market and is a part of the Group’s regular portfolio review with the aim of optimizing the portfolio. As at June 30, 2005, income before tax was €265 million.

2.3	Reverse of the provision relating to the sale by MobilCom of UMTS assets

On June 30, 2003, following the sale by MobilCom of its UMTS assets (excluding its license) to E-Plus, France Telecom recorded a provision of €50 million reflecting the risks linked to the guarantee granted to E-Plus on its obligations regarding MobilCom in respect of its vendor guarantees. The provision was written back following the expiry of the guarantee on June 26, 2005.

2.4	Delivery of STMicroelectronics securities as reimbursement of exchangeable bonds

Following the issue by France Telecom on August 6, 2002 of bonds exchangeable for STMicroelectronics N.V. shares, France Telecom proceeded with the redemption of all bonds remaining in circulation as at August 6, 2005 (the maturity date), by delivery on August 11, 2005 of STMicroelectronics shares, in the exchange ratio of 1.25 STMicroelectronics shares per bond, in accordance with the terms of the bonds.

Fractional shares were not delivered and the affected bondholders were paid an amount equal to the product of the portion of the fractional share and the reference price of the share, i.e. €14.56. France Telecom sold the remainder of the STMicroelectronics shares corresponding to the fractional shares. As a result, France Telecom no longer holds any STMicroelectronics shares.

3.	New contracts/new products

3.1	The Universal directory service and universal information service

Following the decree of March 3, 2005 designating France Telecom as an operator responsible for providing universal directory services and universal information services, France Telecom and PagesJaunes are now in discussions in respect of the terms of their partnership to provide services and information.

3.2	Launch by Orange of the EDGE offer in France

On April 8, 2005, Orange announced it was taking a new step with the launch of its broadband telephony at a national level through the EDGE network for all of its customers, which enables speeds of up to 200 Kbytes per second. Added to the existing Wi-Fi and 3G networks, EDGE now completes the national coverage to form the first fully integrated mobile broadband network in France.

3.3	MVNO agreement with TELE2

On April 14, 2005, Orange announced the signature of a Mobile Virtual Network Operator agreement with Tele2. The agreement is founded upon tariffs based on the “retail minus” principle (the wholesale tariffs negotiated are not oriented towards costs but offer a “rebate” on the retail price and upon an operation model and an architecture identical to other executed MVNO contracts, where the TELE2 MVNO does not have any network elements.

This agreement, along with those already signed by Orange, will significantly increase wireless penetration in France, and stimulate a stronger, more dynamic market in line with the goals of the public authorities, the French Telecommunications Regulatory Authority (ART), and the Competition Council.

3.4	Signature of a strategic partnership between France Telecom and Microsoft

On June 29, 2005, France Telecom and Microsoft announced a strategic deal to co-develop innovative products and technologies that enable customers to benefit from the new opportunities of the digital world through innovative convergent services.

Firstly, France Telecom and Microsoft will cooperate on a next generation service platform to enable bundling and delivery of a wide variety of services, including voice, video and data.

The second strategic initiative will be a joint collaboration bringing many countries a series of feature-rich, easy-to-use voice over IP (VoIP) phones developed by France Telecom and based on Microsoft software.

4.	Litigation

4.1	Litigation under competition regulation

France Telecom has been involved in a certain number of contentious matters launched by its competitors which are claiming that France Telecom is engaging in anti-competitive behavior. In their claims lodged with the French Competition Council, the various plaintiffs generally are requesting all heads of relief and penalties available to them under the law, including injunctions to cease subject to penalties in case of violation and of anticompetitive practices, and fines, which may, in the worst case scenario, amount to 10% of the Group’s revenues. Competitors are also in a position to bring claims for damages before the French civil and commercial courts for the loss they allege to have suffered due to France Telecom’s actions which they consider are in breach of the law, notably due to their anti-competitive nature.

On January 11, 2005, the Court of Appeal of Paris dismissed the appeal by France Telecom against the decision handed down by the Competition Council on May 13, 2004. This decision imposed a fine of €20 million for the failure to comply with the decision of February 18, 2000, which ordered France Telecom to offer operators access to the ADSL Connect ATM offer allowing for an exercise of actual competition, in respect of both the price and the nature of the services offered. The court of appeal of Paris upheld the decision and increased the fine to €40 million. France Telecom lodged an appeal on a point of law to the Cour de cassation against the decision. On June 3, 2005, in the context of a substantive examination of the claim being made in parallel, the Rapporteur of the Competition Council delivered to France Telecom its final report in which he maintained the claims against France Telecom for having unjustifiably restricted its competitors from access to its local network and for having therefore distorted the competitiveness of the retail market and on the upstream broadband ADSL market. A decision may be handed down before the end of 2005.

On March 14, 2005, the French Competition Council decided to terminate its in-depth substantive investigation based on the complaint made by Numéricâble regarding the calculation of fees paid to France Telecom for the use of cabled networks for broadcasting.

On April 12, 2005, the Court of Appeal of Paris overturned the decision of the Competition Council of October 14, 2004 imposing fines of €18 and €2 million against France Telecom and SFR respectively, following a complaint from the association of operators TENOR claiming they engaged in practices distorting the competition in the professional fixed communications market. France Telecom obtained a reimbursement of the fine paid to the French Treasury in December 2004. The ETNA association (the new denomination of TENOR) and the Economic Minister have lodged an appeal on a point of law to the Cour de Cassation against the Court of Appeal’s decision.

On June 28, 2005, Orange France received a final report from Rapporteur the Competition Council in the context of the examination relating to the practices of Orange France, SFR and Bouygues Telecom in respect of the retail mobile phone market. The report maintains the two grievances which had initially been made, notably the exchange of information between the three principal operators and the freezing of their shares of the market. Orange vigorously contests the existence of an agreement between the mobile phone operators. Orange bases its position on specific legal elements and numerous analyses and economic studies which contradict the theory put forward for the manipulation and freeze on market shares. The decision is pending and the Competition Council may hand down its ruling before the end of 2005.

On June 30, 2005, Neuf Telecom summoned France Telecom to appear before the commercial court of Paris on short notice, and is claiming €497 million in damages and interest as compensation for the loss it claims to have suffered as a result of the failure by France Telecom to put in place the ADSL Connect ATM offer in accordance with orders handed down by the Competition Council and the Court of Appeal of Paris. The hearing is fixed for September 16, 2005.

On July 19, 2005, the AFORS (the French Association of Telecommunications Network and Services Operators) lodged a claim with the Competition Council about the “anti-competitive character of the clause requiring a minimum subscription period imposed by France Telecom to its subscribers”, along with a request for provisional measures. The AFORS requested that the Council ensure that France Telecom does not oppose the minimal subscription period for customers who engage in unbundling (and then resell the subscription and ADSL alone when the offers are made) and to take all supplementary measures, notably in respect of informing the consumer (through francetelecom.com and through booklets available in agencies). AFORS also denounced as a whole the operational and economic conditions under which France Telecom offered the unbundling.

4.2	International Arbitrations

On February 22, 2005, the Arbitral Tribunal constituted in 2002, in the context of a procedure commenced both under the French-Lebanese Agreement for the Encouragement and Reciprocal Protection of Investments and under the arbitration rules of UNCITRAL, notified its final decision to the parties. The dispute concerned a Build, Operate and Transfer contract of FTML (66.66% of which is held by France Telecom), and related to the anticipatory termination of the contract in 2001 and the consequences of that termination. The Arbitral Tribunal accepted the principal claims of France Telecom in respect of its subsidiaries FTML and FTMI and fixed a sum of US$266 million to be paid to FTML in compensation. Furthermore, the Arbitral Tribunal stated that the Lebanese Republic may no longer pursue its claim to recover the US$300 million it had made in April 2000.

On March 29, 2005, the Arbitration Tribunal of the Polish Chamber of Commerce ruled that the minority shareholders of Wirtualna Polska were justified in exercising their sale options in advance as agreed to by TP Internet, over the shares in Wirtualna Polska. The total amount of shares to be paid by TP Internet is 221 million Zlotys (€54.7 million, based on the exchange rate as at June 30, 2005).

On April 26, 2005, TP Internet lodged an appeal against the decision before the Civil Tribunal.

4.3	Meeting of Minority shareholders of MobilCom

On April 22, 2005, at the request of certain minority shareholders, a resolution was passed at the annual shareholders’ meeting to commence proceedings against France Telecom in relation to the discontinuance by MobilCom of its UMTS activities, and in relation to the fact that France Telecom ceased to ensure the financing of MobilCom as well as the signing on November 20, 2002, of the MC transaction agreement (the “MC Settlement Agreement”). There was an attempt at the annual shareholders’ meeting to nominate a representative in charge of commencing such proceedings. If the nomination of the representative is validated, they will have six months from the date of the resolution to decide whether or not to proceed with the claim against France Telecom.

During the annual shareholders’ meeting, France Telecom (through its subsidiary ASP) opposed the resolution, and subsequently submitted a claim against the validity of the decision. Furthermore, France Telecom notified Mobilcom of an injunction in order to protect the company against any consequences of compliance with the resolution, in particular in respect of the breach of the MC Settlement Agreement and the cancellation of financing granted by France Telecom by application of the MC Settlement Agreement, which amounts to approximately €7 billion. On August 23, 2005 a new MobilCom general assembly annulled the April 22, 2005 resolution. The minority shareholders, comprising at least 10% of the votes, did not objected to the resolution.

On August 12, 2005, the Flensburg courts rejected the claims of Mrs Schmid-Sindram and Mr Marek as shareholders of MobilCom, who asked for the payment from France Telecom of financial compensation calculated on the fair value of the MobilCom shares.

There are no other government, judicial or arbitral proceedings, including all proceedings of which France Telecom is aware, which are pending or threatened, and which may take or may have taken place over the last 12 months which have a material effect on the financial position or the profitability of the Company and/or the Group.

5.	Future Prospects

5.1	2005 Objectives

The growth rate and improvement of profitability as well as other financial measures accelerated during the first quarter of 2005, and France Telecom believes that these trends will continue during the second quarter as a result of the successful launch of broadband services in Europe, the continuing monitoring of operation costs and targeted commercial investments. The current growth rate in revenues conforms with the comparable objective growth rate of 3 to 5% for 2005. On this basis, France Telecom confirms its objectives for 2005, including notably:

•	a growth in revenue from 6% to 7% in Personal Services;

•	a slight increase in Home Services revenue;

•	in Enterprise services, France Telecom predicts that revenue for the whole of 2005 will conform with the results in the first six months of 2005;

•	revenue growth in Directories services of 5% to 7%;

•	a Gross Operating Margin exceeding €18.5 billion, if the growth rate for the first six months of 2005 is maintained throughout 2005;

•	a ratio of CAPEX to revenues in the upper end of the 10% to 12% range;

•	ratio of net debt to gross operating margin below 2.5.

France Telecom has targeted an improvement in full year organic cash flow compared with the first six months of 2005. As a result, France Telecom confirms its goals to generate an organic cash flow of €7 to €8 billion on an annual basis.

France Telecom has also confirmed its target for Orange France to obtain more than 500,000 customers in the mobile broadband sector.

5.2	Launch of the NExT program and outlook for 2008

On June 29, 2005, France Telecom presented its 2006-2008 NExT Program (New Experiences in Telecom services), which will give customers access to a wide range of services that are both high in value and simple. The program will also enable the Group to pursue its transformation as an integrated operator, supported by its renewed model for profitable growth.

NExT: new convergent and innovative services

France Telecom is introducing an array of services in the areas of communication, infotainement and lifestyle.

Some of the newly announced services include:

•	New communication services: Family Talk, LiveCom, Livephone and Mobile & Connected.

•	New infotainment services: Photos transfer, LiveMusic.

•	New everyday life services: LiveZoom, Home care, Mobivisit.

•	New Business Services: Business Everywhere Multimedia.

NExT: An adapted and simplified brand architecture

Over the next 18 months, Orange is expected to become the Group’s international and commercial brand for mobile, broadband and multiplay offerings, as well as for all Entreprise businesses. The Company’s name will remain unchanged.

2008 objectives

NExT’s operational objectives for 2008 are the following:

•	5% to 10% of the Group’s total revenues from convergent offerings;

•	single portal available to 100% of the customer base;

•	more than 2 million IP telephones and more than 30% of the mobile customer base using signature devices;

•	more than 12 million fixed-line broadband customers, including more than 8 million Livebox subscribers (of which 6 million to be in France);

•	more than one million subscribers to Maligne TV in France, and more than €400 million in revenues from direct paid content;

•	more than 12 million mobile broadband customers, including over 6 million in France and over 5 million in the UK;

•	more than 85 million clients in 2008, an annual average revenue growth from 2005 to 2008 above 6%, and a slight improvement in margins;

•	on the Enterprise market, more than a million Business Everywhere customers and more than €2 billion of revenues from Information & Communication Technology (ICT) services, with an annual increase in revenues from services of approximately 15% on average; and

•	in the Enterprise segment, the 2008 revenues may be slightly lower than in 2005.

As part of the transformation plan, France Telecom announced a 25% increase in employee training efforts and a reinforced staff incentive program.

France Telecom has also developed the following new financial objectives for 2008:

•	France Telecom aims for average annual revenue growth of 3% to 5% on a comparable basis in the period from 2006 to 2008 and for EBITDA growth rate that is slightly higher than revenue growth in the same period. The CAPEX to revenues ratio is expected to remain stable at about 12%, while research and development expenditure could reach 2% of revenues.

•	Clear use of cash policy.

•	Debt reduction: net debt to EBITDA ratio under two by end 2008.

•	Dividend: the board of directors has indicated that it will recommend to the shareholders’ meeting the payment of a dividend of €1 per share, to be distributed in 2006. During the period from 2006 to 2008, the dividend is expected to increase based on two key indicators: organic free cash flow and sector benchmarks.

GLOSSARY

ARPU (Average Revenue Per User)

Mobile ARPU is mobile network revenues for the previous twelve months divided by Mobile weighted average customer base for the 12-month period. Mobile Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The Mobile weighted average customer base for the 12-month period is the average of the monthly average customer bases (calculated as the sum of the opening and closing customer bases for the month divided by two). ARPU is quoted on a revenue per customer per year basis. Since January 1, 2005, Orange France (mainland), together with the other French mobile operators, has not used the “Bill & Keep” system. The discontinuing of the “Bill & Keep” system leads to an increase in Orange France’s revenues, specifically the revenues received from other French mobile network operators for voice calls from their networks that terminate on Orange France’s mainland network, similar to other markets such as the United Kingdom.

Internet ARPU is ARPU calculated by dividing year-to-date connectivity revenues by the weighted average number of Wanadoo customers during the same period. The weighted average number of Wanadoo customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by two.

“HOME France Usage” ARPU is calculated by dividing the average of the “Home Usage” monthly revenues for the last twelve month period by the weighted average customer base for the last twelve month period. The weighted average customer base for the last twelve month period is the average of the monthly average customer bases, which is calculated as the sum of the opening and closing customer bases for the month divided by two.

AUPU (Average Usage Per User)

Mobile AUPU is monthly average usage per user (AUPU), defined as total usage (including outgoing traffic, incoming traffic and roaming) for the 12 previous months divided by the weighted average number of Orange Group’s customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis.

“Bill & Keep” is the mechanism by which a mobile operator invoices the calling party for the entire outgoing call to another mobile subscriber (the called party) without paying a percentage as compensation for access to the terminal portion of the third-party operator’s mobile network. The withdrawal from the “Bill & Keep” system in France for all the mobile operators became effective on January 1, 2005. It led to an increase in revenues and in a correlated increase in call terminal charges paid to third-party mobile operators.

CAPEX or capital expenditure equals tangible and intangible investments excluding GSM and UMTS licenses and excluding investments financed under leasing agreements.

Cash Flow

Free Cash Flow is net cash provided by operating activities, less net cash used in investing activities. Placing net cash liquidity in SICAV is considered from an accounting point of view as net cash provided by investing activities. In calculating free cash flow, the net cash SICAV are nevertheless considered as liquidities and are included in the calculation.

Free Cash Flow excluding asset disposals is net cash provided by operating activities, less net cash used in investing activities, less asset disposals. Placing net cash liquidity in SICAV is considered from an accounting point of view as net cash provided by investing activities. In calculating free cash flow, the net cash SICAV are nevertheless considered as liquidities and are included in the calculation.

Cash Flow excluding asset disposals and minority interest buy-outs is net cash provided by operating activities, less net cash used in investing activities, less asset disposals, less investments in the minority buy-outs of Orange, Wanadoo, Equant and Orange Romania. Placing net cash liquidity in SICAV is considered from an accounting point of view as net cash provided by investing activities. In calculating free cash flow, the net cash SICAV are nevertheless considered as liquidities and are included in the calculation.

Organic Cash Flow is net cash provided by operating activities, less asset disposals, less investments in the minority buy-outs of Orange, Wanadoo, Equant and Orange Romania, and after the impact of settlement of the Equant contingent value rights certificates (CVRs). Placing net cash liquidity in SICAV is considered from an accounting point of view as net cash provided by investing activities. In calculating free cash flow, the net cash SICAV are nevertheless considered as liquidities and are included in the calculation. The settlement of the Equant CVRs occurred in the second six months of 2004 and thus there is no impact on the first six months of 2004.

Churn is the measure of customers leaving France Telecom’s networks, and is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from the network, voluntarily or involuntarily (excluding money-back returns and fraudulent connections), for the previous 12 months by the weighted average number of France Telecom’s customers during the same period. The way churn is computed differs between Personal UK and Personal France in the following ways:

-	For Personal UK, customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. The Company also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.

-	For Personal France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.

Commercial expenses see “External Charges.”

Comparable basis figures are figures at a constant exchange rate, presented for the preceding period on a comparable basis. The presentation consists in retaining the results for the current period and restating the results for the corresponding period of the previous year, in order to reflect the same scope of consolidation over comparable periods while eliminating effects of exchange rates. The effect of exchange rate fluctuations is neutralized by applying to the previous period the average exchange rates used for the income statement for the current period.

External charges external charges include:

-	Commercial expenses: external expenditure relating to purchases of handsets, distribution commissions and advertising expenses.

-	Other external charges, which are external expenditure including purchases and payments to operators, overheads, operational and technical maintenance outsourcing fees, costs relating to property and information systems, and purchases of equipment.

Gross operating margin (GOM) is revenues minus external purchases, operating costs (net of operating income) and wages and payroll expenses (labor costs). Labor costs presented in GOM do not include employee profit sharing and share-based payment.

Labor costs presented in gross operating margin do not include employee profit-sharing and share-based payment, and correspond to the wages and payroll expenses only.

Network revenues for mobile services include both inbound and outbound traffic, access costs, roaming and value-added services.

TDIRA is perpetual bonds redeemable for France Telecom shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 9, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information